Exhibit 2.1

Execution Copy

AGREEMENT AND PLAN OF MERGER
among
LIBERTY GLOBAL, INC.,
LYNX EUROPE LIMITED,
LYNX US MERGERCO 1 LLC,
LYNX US MERGERCO 2 LLC,
VIPER US MERGERCO 1 LLC,
VIPER US MERGERCO 2 LLC
and
VIRGIN MEDIA INC.
Dated as of February 5, 2013

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TABLE OF CONTENTS

		Page
Section 8.14	Counterparts	115
Section 8.15	Facsimile or PDF Signature	115
Section 8.16	Obligations of Parent and the Company	115
Section 8.17	No Presumption Against Drafting Party	115

EXHIBITS

Exhibit A-1    Form of Certificate of Incorporation of the First Viper Surviving Corporation
Exhibit A-2    Form of By-laws of the First Viper Surviving Corporation
Exhibit B-1    Form of Certificate of Incorporation of the First Lynx Surviving Corporation
Exhibit B-2    Form of By-laws of the First Lynx Surviving Corporation

Exhibit C	Terms and Conditions of Amended and Restated Articles of Association of UK Holdco

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INDEX OF DEFINED TERMS

Definition	Location

Action	3.1
Adjusted LTIP Award	2.5(c)(ii)
Adjusted Unit Award	2.5(b)
Affiliate	8.3(a)
Agreement	Preamble
Antitrust Laws	3.5(b)
Average Indexed Price	5.2(c)(C)
Average Parent Blended Price	5.2(c)(B)
Book-Entry Shares	2.8(b)
Business Day	8.3(b)
Cash Consideration	2.1(b)
Certificates	2.8(b)
Closing	1.3
Closing Date	1.3
Code	Recitals
Communications Laws	3.5(b)
Company	Preamble
Company Acquisition Proposal	5.2(a)
Company Acquisition Transaction	5.2(a)
Company Board	1.8(a)
Company Board Recommendation	3.4(b)
Company Board Recommendation Change	5.2(c)
Company Bylaws	3.1(b)
Company Book-Entry Shares	2.8(b)
Company Certificates	2.8(b)
Company Charter	3.1(b)
Company Common Stock	2.1(b)
Company Convertible Notes	3.2(a)
Company CSOP	2.5(a)(ii)
Company Disclosure Letter	III
Company Financial Advisors	3.24
Company Financial Statements	3.6(c)
Company FSA Documents	3.6(b)
Company Incentive Plans	8.3(c)
Company Indemnified Parties	5.11(a)
Company Intellectual Property	3.19
Company License Consents	3.5(b)
Company Material Adverse Effect	8.3(d)
Company Measurement Date	3.2(a)
Company Merger Consideration	2.1(b)
Company Option	2.5(a)(i)
Company Participant	3.12(i)
Company Permits	3.11(b)
Company Plans	3.12(a)
Company Preferred Stock	3.2(a)

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INDEX OF DEFINED TERMS

Definition	Location
Company SEC Documents	3.6(a)
Company Series A Preferred Stock	3.2(a)
Company Series A Stock Consideration	2.1(b)
Company Series C Stock Consideration	2.1(b)
Company Stock Awards	3.2(c)
Company Stock Consideration	2.1(b)
Company Stockholder Approval	3.4(a)
Company Stockholders Meeting	8.3(e)
Company Stock Unit	2.5(b)
Company Subsidiary SEC Documents	3.6(a)
Company Superior Proposal	5.2(b)
Confidentiality Agreement	5.5(a)
Continuing Director	1.8(a)
Contract	3.5(a)
control	8.3(f)
Controlled Group Member	3.12(b)(iv)
Converted Company Option	2.5(a)(i)
Copyrights	8.3(l)
Covered Countries	3.23(d)(i)
Debt Financing	4.26(a)
Definitive Financing Agreements	4.26(a)
Delaware Secretary of State	1.4(a)
DGCL	Recitals
Dissenting Shares	2.11
DLLCA	Recitals
Dodd-Frank Act	3.6(a)
Employment Agreement	2.5(a)(i)
Enforceability Exception	3.4(a)
Environmental Claims	3.14(b)(i)
Environmental Law	3.14(b)(ii)
Environmental Permits	3.14(b)(iii)
ERISA	3.12(a)
EUMR	3.5(b)
European Intervention Notice	6.1(b)(ii)
Exchange Act	3.5(b)
Exchange Agent	2.7(a)
Exchange Fund	2.8(a)
Excluded Party	5.2(c)(A)
Experienced Counsel	8.3(g)
Experienced Financial Advisor	8.3(h)
Final UK Holdco Articles	5.18
Financing Commitments	4.26(a)
Financing Parties	4.26(a)
First Lynx Certificate of Merger	1.4(a)
First Lynx Effective Time	1.4(a)

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INDEX OF DEFINED TERMS

Definition	Location
First Lynx Merger	Recitals
First Lynx Surviving Corporation	1.2
First Viper Certificate of Merger	1.4(a)
First Viper Effective Time	1.4(a)
First Viper Merger	Recitals
First Viper Surviving Corporation	1.1
Form S-4	8.3(i)
Fried Frank	5.2(b)
FSA Rules	3.6(b)
GAAP	3.6(c)
Governmental Entity	3.5(b)
Hazardous Materials	3.14(b)(iv)
Holdco Share Issuance	4.4(a)
Holdco Shares	8.3(j)
HMRC	2.5(a)(ii)
Indebtedness	8.3(k)
Indemnified Parties	5.11(a)
Index Group	5.2(c)(D)
Indexed Price	5.2(c)(E)
Initial Outside Date	7.1(b)(i)
Intellectual Property Rights	8.3(l)
Involuntary Termination	2.5(a)(i)
Joint Proxy Statement	8.3(m)
JSOP	2.5(d)
knowledge	8.3(n)
Law	3.5(a)
Liens	3.3
LTIP Award Agreement	2.5(c)(i)
LTIP Share	2.5(c)
Lynx Merger Sub 1	Preamble
Lynx Merger Sub 2	Preamble
Lynx Mergers	Recitals
Lynx Surviving Corporation	1.2
Marks	8.3(l)
Material Contract	3.16(a)
Mergers	Recitals
Merger Sub Corporate Approvals	5.17(a)(iv)
Merger Subs	Preamble
Merger Sub Approvals	4.4(a)
Mobile SIP	2.5(g)
Moody’s	5.16(b)
Multiplier	5.2(c)(F)
Nasdaq	2.8(g)
OFAC	3.23(d)(ii)
OFCOM	3.5(b)

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INDEX OF DEFINED TERMS

Definition	Location
Outside Date	7.1(b)(i)
Parent	Preamble
Parent Acquisition Proposal	5.3(a)
Parent Acquisition Transaction	5.3(a)
Parent Adjusted Stock Award	2.6(a)
Parent Blended Price	5.2(c)(G)
Parent Board	4.4(b)
Parent Board Recommendation	4.4(b)
Parent Board Recommendation Change	5.3(c)
Parent Book-Entry Shares	2.8(b)
Parent Bylaws	4.1(b)
Parent Certificates	2.8(b)
Parent Charter	4.1(b)
Parent Common Stock	8.3(o)
Parent Disclosure Letter	IV
Parent Financial Advisors	4.23
Parent Financial Statements	4.6(b)
Parent Incentive Plans	8.3(p)
Parent Indemnified Parties	5.11(a)
Parent Intellectual Property	4.19
Parent License Consents	4.5(b)
Parent Material Adverse Effect	8.3(q)
Parent Material Contract	4.16(a)
Parent Measurement Date	4.2(a)
Parent Merger Consideration	2.1(b)(iii)
Parent Options	4.2(a)
Parent Participant	4.12(i)
Parent Permits	4.11(b)
Parent Permitted Liens	4.18
Parent Plans	4.12(a)
Parent Preferred Stock	4.2(a)
Parent Restricted Stock Awards	4.2(a)
Parent SEC Documents	4.6(a)
Parent Series A Stock Consideration	2.2(b)(i)
Parent Series B Stock Consideration	2.2(b)(ii)
Parent Series C Stock Consideration	2.2(b)(iii)
Parent Stock Award	2.6(a)
Parent Stock Event	5.2(c)(H)
Parent Stock Event Notice Date	5.2(c)
Parent Stockholder Approval	4.4(a)
Parent Stockholders Meeting	8.3(r)
Parent Superior Proposal	5.3(b)
Partnership Plan	2.5(f)
Patents	8.3(l)
PBGC	3.12(b)(iii)

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INDEX OF DEFINED TERMS

Definition	Location
Permitted Liens	3.18
Person	8.3(s)
PPF Guarantees	3.12(d)
Pre-Merger Transactions	5.17(a)
Proposed Refinancing	4.26(a)
Redeemable Company Common Stock	3.2(a)
Reference Date	5.2(c)(I)
Release	3.14(b)(v)
Representatives	5.2(a)
Required Information	5.16(b)
Rights	3.2(a)
Rights Agreement	3.2(a)
S&P	5.16(b)
S&S	5.3(b)
Sanctions Laws and Regulations	3.23(d)(iii)
Sarbanes-Oxley Act	3.6(a)
Scheduled Indebtedness	4.26(a)
SEC	8.3(t)
Second Lynx Certificate of Merger	1.4(b)
Second Lynx Effective Time	1.4(b)
Second Lynx Merger	Recitals
Second Viper Certificate of Merger	1.4(b)
Second Viper Effective Time	1.4(b)
Second Viper Merger	Recitals
Securities Act	3.5(b)
Section 5.2 Notice	5.2(c)
Section 5.3 Notice	5.3(c)
Series A Holdco Share(s)	4.2(g)
Series A Parent Common Stock	4.2
Series B Holdco Share(s)	4.2(g)
Series B Parent Common Stock	4.2
Series C Holdco Share(s)	4.2(g)
Series C Parent Common Stock	4.2
Series E Holdco Share(s)	4.2(g)
Sharesave	2.5(f)
Sharesave Option	2.5(f)
Subsidiary	8.3(u)
Support Agreement	Recitals
Surviving Corporations	1.2
Takeover Laws	3.2
Tax	8.3(v)
Tax Return	8.3(w)
Telenet	4.6(a)
Telenet Documents	4.6(a)
Trade Secrets	8.3(l)

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INDEX OF DEFINED TERMS

Definition	Location
UK Employees Subplan	8.3(x)
UK Holdco	Preamble
UK Holdco Board	1.8(a)
UK Holdco Re-Registration	Recitals
UK Holdco Shareholder Approval	4.4(a)
UK Midco	8.3(y)
Viper Merger Sub 1	Preamble
Viper Merger Sub 2	Preamble
Viper Mergers	Recitals
Viper Surviving Corporation	1.1
Willful and Material Breach	8.3(z)
2011 Sharesave Options	2.5(f)(iii)
2013 Commission Plans	5.10(c)
2013 Annual Bonus Plan	5.10(c)
2013 Sharesave Options	2.5(f)(iii)
6.50% Convertible Senior Notes Indenture	3.2(a)

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AGREEMENT AND PLAN OF MERGER
AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of February 5, 2013, by and among Liberty Global, Inc., a Delaware corporation (“Parent”), Lynx Europe Limited, a private limited company incorporated under English law and wholly-owned Subsidiary of Parent, (“UK Holdco”), Lynx US MergerCo 1 LLC, a Delaware limited liability company and wholly-owned Subsidiary of Parent (“Lynx Merger Sub 1”), Lynx US MergerCo 2 LLC, a Delaware limited liability company and wholly-owned Subsidiary of Lynx Merger Sub 1 (“Lynx Merger Sub 2”), Viper US MergerCo 1 LLC, a Delaware limited liability company and indirectly wholly-owned Subsidiary of UK Holdco (“Viper Merger Sub 1”), Viper US MergerCo 2 LLC, a Delaware limited liability company and wholly-owned Subsidiary of Viper Merger Sub 1 (“Viper Merger Sub 2”, and, together with Lynx Merger Sub 1, Lynx Merger Sub 2 and Viper Merger Sub 1, the “Merger Subs”), and Virgin Media Inc., a Delaware corporation (the “Company”). Capitalized terms used and not otherwise defined in this Agreement have the meanings set forth in Section 8.3 of this Agreement.
RECITALS
WHEREAS, in anticipation of the Mergers (as defined below), Parent has formed, directly or indirectly, (i) UK Holdco, (ii) Lynx Merger Sub 1, (iii) Lynx Merger Sub 2, (iv) Viper Merger Sub 1 and (v) Viper Merger Sub 2;
WHEREAS, prior to the Closing (as defined below), UK Holdco shall be re-registered as a public limited company under the UK Companies Act 2006 (the “UK Holdco Re-Registration”);
WHEREAS, prior to the Closing, Parent shall contribute Lynx Merger Sub 1 to the capital of UK Holdco following which Lynx Merger Sub 1 shall be a wholly-owned Subsidiary (as defined below) of UK Holdco;
WHEREAS, prior to the Closing, each of Viper Merger Sub 1 and Lynx Merger Sub 1 shall be converted into a Delaware corporation in accordance with Section 265 of the General Corporation Law of the State of Delaware (the “DGCL”) and Section 216 of the Limited Liability Company Act of the State of Delaware (the “DLLCA”);
WHEREAS, the parties intend to effect the Viper Mergers (as defined below) upon the terms and conditions set forth in this Agreement whereby (i) Viper Merger Sub 2 shall be merged with and into the Company (the “First Viper Merger”), with the Company as the surviving entity and (ii) following the First Viper Merger, the Company as the surviving entity of the First Viper Merger shall be merged with and into Viper Merger Sub 1 pursuant to Section 253 of the DGCL (the “Second Viper Merger” and, together with the First Viper Merger (and as part of one aggregate arrangement between the Company and the holders of shares of Company Common Stock (as defined below)), the “Viper Mergers”), with Viper Merger Sub 1 as the surviving entity;
WHEREAS, the parties intend to effect the Lynx Mergers (as defined below) upon the terms and conditions set forth in this Agreement whereby (i) Lynx Merger Sub 2 shall be merged with and into Parent (the “First Lynx Merger”), with Parent as the surviving entity and (ii)

following the First Lynx Merger, Parent as the surviving entity of the First Lynx Merger shall be merged with and into Lynx Merger Sub 1 pursuant to Section 253 of the DGCL (the “Second Lynx Merger” and, together with the First Lynx Merger (and as part of one aggregate arrangement between Parent and the holders of Parent Common Stock (as defined below)), the “Lynx Mergers,” and the Viper Mergers together with the Lynx Mergers, the “Mergers”), with Lynx Merger Sub 1 as the surviving entity;
WHEREAS, for United States federal income tax purposes, (i) the Viper Mergers, taken together, are intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and (ii) the Lynx Mergers, taken together, are intended to qualify as a reorganization within the meaning of Section 368(a) of the Code, and this Agreement is intended to constitute a “plan of reorganization” within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3(a) for purposes of Sections 368, 354 and 361 of the Code;
WHEREAS, the Parent Board (as defined below) and the UK Holdco Board (as defined below) have each approved this Agreement and the transactions contemplated hereby, including the Mergers, in accordance with the DGCL and the UK Companies Act 2006, as applicable, and determined that this Agreement, the Mergers and other transactions contemplated hereby are advisable and in the best interests of their respective stockholders;
WHEREAS, the Company Board (as defined below) has approved this Agreement and the Support Agreement (as defined below) and the transactions contemplated hereby and thereby, including the First Viper Merger, in accordance with the DGCL, and determined that this Agreement, the Support Agreement, the First Viper Merger and other transactions contemplated hereby and thereby are advisable and in the best interests of its stockholders;
WHEREAS, the sole members of each of the Merger Subs have each approved this Agreement and the transactions contemplated hereby, including the Mergers, in accordance with the DLLCA, and determined that this Agreement, the Mergers and other transactions contemplated hereby are advisable and in the best interests of their respective members;
WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition and inducement to the Company's willingness to enter into this Agreement, Dr. Malone and certain associated Persons are entering into a Support Agreement with the Company (the “Support Agreement”), whereby they have agreed, among other things, to vote their Parent Common Stock (as defined below) in accordance with the terms and subject to the conditions set forth in the Support Agreement; and
WHEREAS, the parties desire to make certain representations, warranties, covenants and agreements in connection with the Mergers and also to prescribe certain conditions to the Mergers as specified herein.
AGREEMENT
NOW, THEREFORE, in consideration of the premises, and of the representations, warranties, covenants and agreements contained herein, and intending to be legally bound hereby, the parties hereby agree as follows:

ARTICLE I
THE MERGERs

Section 1.1    The Viper Mergers. Upon the terms and subject to the conditions set forth in this Agreement and in accordance with the DGCL and the DLLCA, (i) at the First Viper Effective Time, Viper Merger Sub 2 shall be merged with and into the Company, whereupon the separate existence of Viper Merger Sub 2 shall cease, and the Company shall continue as the surviving corporation in the First Viper Merger (the “First Viper Surviving Corporation”) and be a wholly-owned Subsidiary of Viper Merger Sub 1, and (ii) immediately thereafter, and as part of the same plan, at the Second Viper Effective Time, the First Viper Surviving Corporation shall be merged with and into Viper Merger Sub 1, whereupon the separate corporate existence of the First Viper Surviving Corporation shall cease, and Viper Merger Sub 1 shall continue as the surviving corporation in the Second Viper Merger (the “Viper Surviving Corporation”) and continue to be a wholly-owned Subsidiary of UK Holdco.
Section 1.2    The Lynx Mergers. Upon the terms and subject to the conditions set forth in this Agreement and in accordance with the DGCL and the DLLCA, (i) at the First Lynx Effective Time, Lynx Merger Sub 2 shall be merged with and into Parent, whereupon the separate existence of Lynx Merger Sub 2 shall cease, and Parent shall continue as the surviving corporation in the First Lynx Merger (the “First Lynx Surviving Corporation”) and be a wholly-owned Subsidiary of Lynx Merger Sub 1, and (ii) immediately thereafter, and as part of the same plan, at the Second Lynx Effective Time, the First Lynx Surviving Corporation shall be merged with and into Lynx Merger Sub 1, whereupon the separate corporate existence of the First Lynx Surviving Corporation shall cease, and Lynx Merger Sub 1 shall continue as the surviving corporation in the Second Lynx Merger (the “Lynx Surviving Corporation” and together with the Viper Surviving Corporation, the “Surviving Corporations”) and continue to be a wholly-owned Subsidiary of UK Holdco.
Section 1.3    Closing. The closing of the Mergers (the “Closing”) shall take place at the offices of Shearman & Sterling LLP, Broadgate West, 9 Appold Street, London, at 10:00 a.m., London time, on the third Business Day following the satisfaction or, to the extent permitted by applicable Law, waiver of the conditions set forth in Article VI (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permitted by applicable Law, waiver of those conditions), or at such other place, time or date as shall be agreed to in writing by Parent, UK Holdco, each of the Merger Subs and the Company. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date”.
Section 1.4    Effective Times.
(a)    Upon the terms and subject to the conditions set forth in this Agreement, as soon as practicable on the Closing Date, the parties shall cause each of the following to be filed with the Secretary of State of the State of Delaware (the “Delaware Secretary of State”) substantially concurrently with the other: (i) a certificate of merger relating to the First Viper Merger (the “First Viper Certificate of Merger”), and (ii) a certificate of merger relating to the First Lynx Merger (the “First Lynx Certificate of Merger”), in each case, executed in accordance with the relevant provisions of the DGCL and the DLLCA. The First Viper Merger shall become effective at such time as the First Viper Certificate of Merger is duly filed with the

Delaware Secretary of State or at such later date or time as Parent and the Company shall agree in writing and shall specify in the First Viper Certificate of Merger (such time as the First Viper Merger becomes effective being the “First Viper Effective Time”). The First Lynx Merger shall become effective at such time as the First Lynx Certificate of Merger is duly filed with the Delaware Secretary of State or at such later date or time as Parent and the Company shall agree in writing and shall specify in the First Lynx Certificate of Merger (such time as the First Lynx Merger becomes effective being the “First Lynx Effective Time”).
(b)    Upon the terms and subject to the conditions set forth in this Agreement, as soon as practicable following the First Viper Effective Time and the First Lynx Effective Time, the parties shall cause each of the following to be filed with the Delaware Secretary of State substantially concurrently with the other: (i) a certificate of ownership and merger relating to the Second Viper Merger (the “Second Viper Certificate of Merger”), and (ii) a certificate of ownership and merger relating to the Second Lynx Merger (the “Second Lynx Certificate of Merger”), in each case, executed in accordance with the relevant provisions of the DGCL. The Second Viper Merger shall become effective at such time as the Second Viper Certificate of Merger is duly filed with the Delaware Secretary of State or at such later date or time as Parent and the Company shall agree in writing and shall specify in the Second Viper Certificate of Merger (such time as the Second Viper Merger becomes effective being the “Second Viper Effective Time”). The Second Lynx Merger shall become effective at such time as the Second Lynx Certificate of Merger is duly filed with the Delaware Secretary of State or at such later date or time as Parent and the Company shall agree in writing and shall specify in the Second Lynx Certificate of Merger (such time as the Second Lynx Merger becomes effective being the “Second Lynx Effective Time”).
Section 1.5    Effects of the Mergers. Each of the Mergers shall have the effects set forth in this Agreement and in the relevant provisions of the DGCL and the DLLCA, as applicable.
Section 1.6    Governing Documents.
(a)    At the First Viper Effective Time, the certificate of incorporation of the First Viper Surviving Corporation shall be amended and restated pursuant to the First Viper Merger to read in its entirety in the form set forth in Exhibit A-1 until thereafter amended in accordance with its terms and as provided by applicable Law. Unless otherwise determined by Parent prior to the First Viper Effective Time, at the First Viper Effective Time, the bylaws of the First Viper Surviving Corporation shall be amended and restated in their entirety to read as set forth in Exhibit A-2, until thereafter amended in accordance with their terms and the certificate of incorporation of the First Viper Surviving Corporation and as provided by applicable Law.
(b)    At the First Lynx Effective Time, the certificate of incorporation of the First Lynx Surviving Corporation shall be amended and restated pursuant to the First Lynx Merger to read in its entirety in the form set forth in Exhibit B-1 until thereafter amended in accordance with its terms and as provided by applicable Law. Unless otherwise determined by Parent prior to the First Lynx Effective Time, at the First Lynx Effective Time, the bylaws of the First Lynx Surviving Corporation shall be amended and restated in their entirety to read as set forth in Exhibit B-2, until thereafter amended in accordance with their terms and the certificate of incorporation of the First Lynx Surviving Corporation and as provided by applicable Law.
(c)    At the Second Viper Effective Time, the certificate of incorporation of Viper Merger Sub 1 as in effect immediately prior to the Second Viper Effective Time shall be the certificate of incorporation of the Viper Surviving Corporation from and after the Second Viper Effective Time until thereafter amended in accordance with its terms and as provided by applicable Law; provided, however, that Article I of the certificate of incorporation of Viper Merger Sub 1 shall be amended as of the Second Viper Effective Time to read as follows: “The name of the corporation is Virgin Media Inc. (the “Corporation”).” The bylaws of Viper Merger Sub 1 as in effect immediately prior to the Second Viper Effective Time shall be the bylaws of the Viper Surviving Corporation from and after the Second Viper Effective Time until thereafter amended in accordance with their terms and the certificate of incorporation of the Viper Surviving Corporation and as provided by applicable Law.
(d)    At the Second Lynx Effective Time, the certificate of incorporation of Lynx Merger Sub 1 as in effect immediately prior to the Second Lynx Effective Time shall be the certificate of incorporation of the Lynx Surviving Corporation from and after the Second Lynx Effective Time until thereafter amended in accordance with its terms and as provided by applicable Law; provided, however, that Article I of the certificate of incorporation of Lynx Merger Sub 1 shall be amended as of the Second Lynx Effective Time to read as follows: “The name of the corporation is Liberty Global, Inc. (the “Corporation”).” The bylaws of Lynx Merger Sub 1 as in effect immediately prior to the Second Lynx Effective Time shall be the bylaws of the Lynx Surviving Corporation from and after the Second Lynx Effective Time until thereafter amended in accordance with their terms and the certificate of incorporation of the Lynx Surviving Corporation and as provided by applicable Law.
(e)    In connection with the UK Holdco Re-Registration, the articles of association of UK Holdco shall be amended and restated to include the terms of the Final UK Holdco Articles.
Section 1.7    Directors and Officers of Merger Subs.
(a)    The directors of Viper Merger Sub 1 immediately prior to the First Viper Effective Time shall be the initial directors of the First Viper Surviving Corporation, each to hold office in accordance with the certificate of incorporation and bylaws of the First Viper Surviving Corporation, and the officers of Viper Merger Sub 1 immediately prior to the First Viper Effective Time shall be the initial officers of the First Viper Surviving Corporation, in each case, until their respective successors are duly elected and qualified or until such officer's earlier death, resignation or removal.
(b)    The directors of Lynx Merger Sub 1 immediately prior to the First Lynx Effective Time shall be the initial directors of the First Lynx Surviving Corporation, each to hold office in accordance with the certificate of incorporation and bylaws of the First Lynx Surviving Corporation, and the officers of Lynx Merger Sub 1 immediately prior to the First Lynx Effective Time shall be the initial officers of the First Lynx Surviving Corporation, in each case, until their respective successors are duly elected and qualified or until such officer's earlier death, resignation or removal.
(c)    The directors of the First Viper Surviving Corporation immediately prior to the Second Viper Effective Time shall be the initial directors of the Viper Surviving Corporation, each to hold office in accordance with the certificate of incorporation and bylaws of the Viper Surviving Corporation, and the officers of the First Viper Surviving Corporation immediately prior to the Second Viper Effective Time shall be the initial officers of the Viper Surviving Corporation, in each case, until their respective successors are duly elected and qualified or until such officer's earlier death, resignation or removal.
(d)    The directors of the First Lynx Surviving Corporation immediately prior to the Second Lynx Effective Time shall be the initial directors of the Lynx Surviving Corporation, each to hold office in accordance with the certificate of incorporation and bylaws of the Lynx Surviving Corporation, and the officers of the First Lynx Surviving Corporation immediately prior to the Second Lynx Effective Time shall be the initial officers of the Lynx Surviving Corporation, in each case, until their respective successors are duly elected and qualified or until such officer's earlier death, resignation or removal.
Section 1.8    UK Holdco Board and UK Holdco UK Advisory Board.
(a)    Parent shall take all necessary action to cause UK Holdco to appoint one (1) person who is a current member of the board of directors of the Company (the “Company Board”) to the class of the board of directors of UK Holdco (the “UK Holdco Board”) that will have the longest term remaining in office after the First Viper Effective Time, effective as of the First Viper Effective Time, to serve until such person's successor is appointed or until such person's death, retirement, resignation or removal (such person, the “Continuing Director”). Parent shall (at its sole discretion) nominate three (3) current members of the Company Board (which members shall be “independent” for purposes of the rules and regulations of Nasdaq) to participate in an interview and evaluation selection process, following which Parent shall select the Continuing Director from the three (3) nominees.
(b)    In the event of the death or disability of the person selected pursuant to Section 1.8(a) as the Continuing Director prior to the First Viper Effective Time, or if prior to the First Viper Effective Time, such person becomes unwilling to be a member of the UK Holdco Board for any reason, then Parent shall select (in its sole discretion) another individual who was an “independent” member of the Company Board (as described in Section 1.8(a)) prior to the First Viper Effective Time, to serve in his or her stead, and such replacement shall be deemed for all purposes of this Agreement and the Support Agreement to be the Continuing Director and be appointed to the UK Holdco Board effective as of the First Viper Effective Time.
(c)    Parent intends to cause UK Holdco to establish, prior to the First Viper Effective Time, a UK Advisory Board for UK Holdco (to be named later) which shall consist of a group of UK-oriented telecom business personnel, meeting at least bi-annually. The personnel, charter and terms and procedures shall be determined after the date hereof and prior to the First Viper Effective Time; provided, however, that prior to the First Viper Effective Time, Parent shall select (in its sole discretion) one (1) individual from the Company Board who is a resident of the UK and is reasonably acceptable to the Company to be a member of such Advisory Board. The Advisory Board will provide guidance to UK Holdco's management and the UK Holdco Board on the UK market, government, policy and regulation, industry trends, perception of the combined enterprise, customer issues, and other similar issues affecting UK Holdco and its operations. The Advisory Board is an advisory board only and will not have any responsibility or authority with respect to the management and governance of UK Holdco.

ARTICLE II
EFFECT ON THE EQUITY OF THE
CONSTITUENT ENTITIES; EXCHANGE OF CERTIFICATES
Section 2.1    Effect of First Viper Merger. At the First Viper Effective Time, by virtue of the First Viper Merger and without any action on the part of any of the parties or the holders of any shares of capital stock of the Company or membership interests of Viper Merger Sub 2:
(a)    Each membership interest of Viper Merger Sub 2 issued and outstanding immediately prior to the First Viper Effective Time shall thereupon be converted into one (1) share of common stock, par value $0.01 per share, of the First Viper Surviving Corporation.
(b)    Subject to Section 2.8(g), each share of common stock, par value $0.01 per share, of the Company (the “Company Common Stock”), issued and outstanding immediately prior to the First Viper Effective Time (other than (x) shares of Company Common Stock to be cancelled in accordance with Section 2.1(d) and (y) any Dissenting Shares) shall thereupon be converted into the right to receive from UK Holdco, in the aggregate (i) 0.2582 of a fully paid and nonassessable Series A Holdco Share (the “Company Series A Stock Consideration”), and (ii) 0.1928 of a fully paid and nonassessable Series C Holdco Share (the “Company Series C Stock Consideration” and, together with the Company Series A Stock Consideration, the “Company Stock Consideration”), and (iii) $17.50 in cash, without interest (the “Cash Consideration” and, together with the Company Stock Consideration, the “Company Merger Consideration”). All Company Stock Consideration shall be issued by UK Holdco directly to the holders of such shares of Company Common Stock.
(c)    All shares of Company Common Stock shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and shall thereafter only represent the right to receive the Company Merger Consideration, any dividends or other distributions payable pursuant to Section 2.8(e) and any cash in lieu of fractional Series A Holdco Shares and Series C Holdco Shares payable pursuant to Section 2.8(g), in each case, to be issued or paid in accordance with Section 2.8, without interest, but subject to Section 2.8(c) and Section 2.11, as applicable.
(d)    Each share of Company Common Stock held in the treasury of the Company or owned, directly or indirectly, by UK Holdco, Parent or any wholly-owned Subsidiary of Parent or the Company immediately prior to the First Viper Effective Time shall automatically be cancelled and shall cease to exist, and no consideration shall be delivered in exchange therefor.

Section 2.2    Effect of First Lynx Merger. At the First Lynx Effective Time, by virtue of the First Lynx Merger and without any action on the part of any of the parties or the holders of any shares of capital stock of Parent or membership interests of Lynx Merger Sub 2:
(a)    Each membership interest of Lynx Merger Sub 2 issued and outstanding immediately prior to the First Lynx Effective Time shall thereupon be converted into one (1) share of common stock, par value $0.01 per share, of the First Lynx Surviving Corporation.
(b)    Subject to Section 2.8(g), other than shares of Parent Common Stock to be cancelled in accordance with Section 2.2(d):
(i)    each share of Series A Parent Common Stock issued and outstanding immediately prior to the First Lynx Effective Time shall thereupon be converted into the right to receive from UK Holdco and Lynx Merger Sub 2 one (1) fully paid and nonassessable Series A Holdco Share (the “Parent Series A Stock Consideration”),
(ii)    each share of Series B Parent Common Stock issued and outstanding immediately prior to the First Lynx Effective Time shall thereupon be converted into the right to receive from UK Holdco and Lynx Merger Sub 2 one (1) fully paid and nonassessable Series B Holdco Share (the “Parent Series B Stock Consideration”); and
(iii)    each share of Series C Parent Common Stock issued and outstanding immediately prior to the First Lynx Effective Time shall thereupon be converted into the right to receive from UK Holdco and Lynx Merger Sub 2 one (1) fully paid and nonassessable Series C Holdco Share (the “Parent Series C Stock Consideration” and, together with the Parent Series A Stock Consideration and the Parent Series B Stock Consideration, the “Parent Merger Consideration”).
(c)    All shares of Parent Common Stock shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and shall thereafter only represent the right to receive the Parent Series A Stock Consideration, the Parent Series B Stock Consideration or the Parent Series C Stock Consideration, as applicable, and any dividends or other distributions payable pursuant to Section 2.8(e), in each case, to be issued or paid in accordance with Section 2.8, without interest, but subject to Section 2.8(c) and Section 2.11, as applicable.
(d)    Each share of Parent Common Stock held in the treasury of Parent or owned, directly or indirectly, by UK Holdco, the Company or any wholly-owned Subsidiary of Parent or the Company immediately prior to the First Lynx Effective Time shall automatically be cancelled and shall cease to exist, and no consideration shall be delivered in exchange therefor.
Section 2.3    Effect of Second Viper Merger. At the Second Viper Effective Time, by virtue of the Second Viper Merger and without any action on the part of any of the parties or the holders of any shares of capital stock of the First Viper Surviving Corporation or Viper Merger Sub 1:
(a)    Each share of common stock of Viper Merger Sub 1 issued and outstanding immediately prior to the Second Viper Effective Time shall remain outstanding as a share of common stock, par value $0.01 per share, of the Viper Surviving Corporation.

(b)    All shares of common stock of First Viper Surviving Corporation shall no longer be outstanding and shall automatically be cancelled and shall cease to exist without any consideration being payable therefor.
Section 2.4    Effect of Second Lynx Merger. At the Second Lynx Effective Time, by virtue of the Second Lynx Merger and without any action on the part of any of the parties or the holders of any shares of capital stock of the First Lynx Surviving Corporation or Lynx Merger Sub 1:
(a)    Each share of common stock of Lynx Merger Sub 1 issued and outstanding immediately prior to the Second Lynx Effective Time shall remain outstanding as a share of common stock, par value $0.01 per share, of the Lynx Surviving Corporation.
(b)    All shares of common stock of First Lynx Surviving Corporation shall no longer be outstanding and shall automatically be cancelled and shall cease to exist without any consideration being payable therefor.
Section 2.5    Treatment of Company Options, Restricted Stock Units and Other Equity-Based Awards.
(a)    Options.
(i)    As of the First Viper Effective Time, each option to purchase shares of Company Common Stock (each, a “Company Option”) granted under or pursuant to the Company Incentive Plans other than a Company Option granted pursuant to the UK Employees Subplan (the treatment of which is set forth in Section 2.5(a)(ii)), whether vested or unvested, that is outstanding immediately prior to the First Viper Effective Time shall be converted into two options (each a “Converted Company Option”), one entitling its holder to acquire, upon exercise, a number of Series A Holdco Shares equal to the product of the number of the shares of Company Common Stock subject to the Company Option multiplied by 0.4123 and the other entitling its holder to acquire, upon exercise, a number of Series C Holdco Shares equal to the product of the number of shares subject to the Company Option multiplied by 0.3077 (in each case, rounded down to the nearest whole share). The exercise price of each Converted Company Option in respect of Series A Holdco Shares shall be equal to the amount (rounded up to two decimal points) obtained by dividing the exercise price per share of Company Common Stock to which such Company Option was subject immediately prior to the First Viper Effective Time by 0.7200 and adding the resulting product of (a) $4.00 multiplied by (b) the quotient of 0.3077 divided by 0.7200. The exercise price of each Converted Company Option in respect of Series C Holdco Shares shall be equal to the amount (rounded up to two decimal points) obtained by dividing the exercise price per share of Company Common Stock to which such Company Option was subject immediately prior to the First Viper Effective Time by 0.7200 and subtracting the resulting product of (a) $4.00 multiplied by (b) the quotient of 0.4123 divided by 0.7200. Except as specifically provided in the preceding sentence, each Converted Company Option shall continue to be governed by the same terms and conditions as were applicable to that Company Option immediately prior to the First Viper Effective Time (including any provisions regarding the acceleration of vesting in the event of a change in control) and shall provide for accelerated vesting on an Involuntary Termination occurring on or prior to December 31, 2014.

For purposes of this Section 2.5, an “Involuntary Termination” shall mean a termination of a participant's employment (1) by UK Holdco or one of its Subsidiaries without Cause (as defined in the Virgin Media Inc. 2010 Stock Incentive Plan) or (2) by the participant following the occurrence of any of the following events without the participant's consent: (x) a material breach by UK Holdco or one of its Subsidiaries of any of the covenants in the employment agreement between the participant and the Company or any of its Subsidiaries, as amended from time to time (the “Employment Agreement”), (y) any material reduction in the participant's base salary as set forth in the Employment Agreement, or (z) any material and adverse change in the participant's position, title or status or any change in the participant's job duties, authority or responsibilities to those of lesser status; provided that a termination by the participant under this clause (2) shall be following the participant providing thirty (30) days' notice of such participant's intention to terminate his or her employment for a reason as set forth in (x) through (z), where such notice shall describe the facts and circumstances in support of such claim in reasonable detail, and the failure of UK Holdco or one of its Subsidiaries to cure such facts and circumstances within thirty (30) days thereafter.
(ii)    With respect to each Company Option granted pursuant to the UK Employees Subplan (each, a “Company CSOP”), Parent shall use its reasonable best efforts to allow each Company CSOP holder to choose to exchange his or her Company CSOPs for new options over Series A Holdco Shares and/or Series C Holdco Shares. Promptly following the date of this Agreement, the Company shall seek confirmation from the United Kingdom HM Revenue & Customs (“HMRC”) that each Company CSOP holder may exchange his or her Company CSOPs as contemplated under clause 12(x) of the rules of the UK Employees Subplan and shall seek to agree the basis of the exchange with HMRC based on the formula described in Section 2.5(a)(i) of this Agreement. As soon as practicable following the receipt of HMRC determination as to whether Company CSOP awards can be exchanged as set forth above, the Company shall provide to each Company CSOP holder a notice informing the holder of his or her right to exercise the Company CSOPs in full (whether or not the Company CSOP was then fully vested) and whether or not the participant can exchange his or her Company CSOP awards for new options over Series A Holdco Shares and/or Series C Holdco Shares. The Company CSOP holder shall be provided with fourteen (14) days from the receipt of such notice to inform the Company of his or her intent to exercise or exchange their Company CSOPs as described above, it being understood that any acceleration and exercise of the Company CSOPs is contingent on and shall be effective immediately prior to the First Viper Effective Time. The Company agrees that it shall use its reasonable best efforts to make and agree with HMRC any amendments to the rules of the UK Employees Subplan as are necessary to implement the exchange of options or exercise of Company CSOPs as envisaged above.
(iii)    With respect to a holder of Company Options who is subject to Section 409A of the Code, in the event that the conversion set forth in Section 2.5(a)(i) does not comply with Section 409A of the Code, then the Company shall cause the conversion and take any such other actions as deemed necessary or desirable with respect to such holder's Company Options to be effected in a manner that complies with Section 409A of the Code and achieves, to the extent reasonably possible, a substantially similar economic result as the conversion of the Company Options set forth in Section 2.5(a)(i).

(b)    Company Stock Units. As of the First Viper Effective Time, each award of restricted stock units or performance shares (each a “Company Stock Unit”) other than any Jointly-Owned Shares (as defined in the Virgin Media Inc. 2010 Stock Incentive Plan) (i) granted under or pursuant to any Company Incentive Plan, other than in connection with one of the Company's Long-Term Incentive Plan programs, that is outstanding immediately prior to the First Viper Effective Time; or (ii) granted under or pursuant to any Company Incentive Plan in connection with one of the Company's Long-Term Incentive Plan programs that is outstanding, vested and non-forfeitable prior to the Effective Time, shall be converted into an equivalent unit award (the “Adjusted Unit Award”) in respect of (A) the number of shares of the Company Common Stock subject to the Company Stock Unit multiplied by 0.4123 to determine the number of Series A Holdco Shares subject to such Adjusted Unit Award and (B) the number of shares of the Company Common Stock subject to the Company Stock Unit multiplied by 0.3077 to determine the number of Series C Holdco Shares subject to such Adjusted Unit Award as of immediately prior to the First Viper Effective Time (in each case of (A) and (B), rounded down to the nearest whole share). Except as specifically provided in the preceding sentence, each Adjusted Unit Award shall continue to be governed by the same terms and conditions as were applicable to the Company Stock Units immediately prior to the First Viper Effective Time and shall provide for accelerated vesting on an Involuntary Termination occurring on or prior to December 31, 2014.
(c)    LTIP Shares. As of the First Viper Effective Time, each Company Stock Unit granted under or pursuant to one of the Company's Long-Term Incentive Plan programs (other than any Jointly-Owned Shares (as defined in the Virgin Media Inc. 2010 Stock Incentive Plan)) that is outstanding, unvested and forfeitable immediately prior to the First Viper Effective Time and vests under its terms based, in whole or in part, on the achievement of certain performance conditions (each, an “LTIP Share”), shall be treated as follows:
(i)    With respect to LTIP Shares granted under the 2010-2012 Long-Term Incentive Plan program, the number of LTIP Shares to which an individual shall be entitled as of the First Viper Effective Time shall be determined in accordance with the terms and conditions of the award agreement (including the exercise of discretion by the Compensation Committee of the Company Board pursuant to such terms in accordance with past practice) by and between the Company and such individual evidencing the award of LTIP Shares (an “LTIP Award Agreement”) based on actual performance through December 31, 2012 and the achievement of the applicable performance conditions, and each LTIP Share to which the holder becomes entitled pursuant to this Section 2.5(c)(i) shall, to the extent not settled prior to the First Viper Effective Time in accordance with its terms, be cancelled as of the First Viper Effective Time and converted into the right to receive (payable in accordance with Section 2.5(i) and less any applicable Taxes required to be withheld with respect to such payment) (A) the excess of the Cash Consideration over any applicable acquisition price per share of the LTIP Share; and (B) the Company Stock Consideration; provided, however, that any LTIP Shares to which the holder of an applicable LTIP Award Agreement does not become entitled pursuant to this Section 2.5(c)(i) shall be cancelled as of the First Viper Effective Time without consideration in exchange therefor.
(ii)    With respect to the LTIP Shares granted under the 2011-2013 Long-Term Incentive Plan program and the 2012-2014 Long-Term Incentive Plan program, the

LTIP Shares shall be assumed by UK Holdco or one of its Subsidiaries and such award shall be adjusted (each, an “Adjusted LTIP Award”) such that the number of shares that could have been awarded if all of the performance conditions had been fully achieved at the end of the original performance period under an applicable LTIP Award Agreement shall be converted into an equivalent award in respect of the number of Series A and Series C Holdco Shares, respectively, that is determined in the same manner as Section 2.5(b) and such Adjusted LTIP Award shall vest in full on March 1, 2014 for the 2011-2013 LTIP Shares and on March 1, 2015 for the 2012-2014 LTIP Shares, if the Adjusted LTIP Award holder has been continuously employed by UK Holdco or one of its Subsidiaries until such date, as applicable. Except as specifically provided in the preceding sentence, each Adjusted LTIP Award shall continue to be governed by the same terms and conditions as were applicable to the LTIP Shares immediately prior to the First Viper Effective Time under the relevant LTIP Award Agreement, including as to the timing of settlement; provided, however, that the vesting of the LTIP Shares shall accelerate on an Involuntary Termination occurring on or prior to December 31, 2014. Notwithstanding anything to the contrary in this Section 2.5(c)(ii), with respect to LTIP Shares granted as part of the 2012-2014 Long-Term Incentive Plan program as part of the VMB overlay plan, the number of shares subject to assumption and adjustment as set forth above shall be nil, being that number of shares that were expected to vest in due course under the terms of the applicable Award Agreement based on actual and forecast performance for the performance period as at December 31, 2012; and
(iii)    With respect to LTIP Shares granted under the 2013-2015 Long-Term Incentive Plan program, (A) to the extent such LTIP Shares are subject to time-based vesting only, the LTIP Shares shall be converted into an equivalent award in respect of the number of Series A Holdco Shares and Series C Holdco Shares, respectively, that is determined in the same manner as Section 2.5(b) and otherwise subject to the same terms and conditions as were applicable to the LTIP Shares immediately prior to the First Viper Effective Time; provided, however, that the vesting of the LTIP Shares shall accelerate on an Involuntary Termination occurring on or prior to December 31, 2014, and (B) to the extent any portion of such LTIP Shares are subject to performance-based vesting, the applicable awards shall be cancelled and each holder shall receive an award under a new plan to be established after the Effective Time that is modeled on Parent's performance compensation programs in respect of at least an equivalent number of Series A Holdco Shares and Series C Holdco Shares, respectively (determined in the same manner as Section 2.5(b)). Such new plan will provide for performance metrics that would reasonably be expected to result in comparable compensation for comparable performance results as applied pursuant to the 2013-2015 Long-Term Incentive Plan program and shall provide for accelerated vesting on an Involuntary Termination occurring on or prior to December 31, 2014. The Company shall take all necessary action to effectuate the provisions of this Section 2.5(c)(iii)(B), including, if considered necessary under the terms of the relevant Award Agreements, obtaining any necessary participant consents.
(d)    Notwithstanding anything to the contrary, to the extent that the Company has entered into a compromise or settlement agreement with an employee of the Company or one of its Subsidiaries prior to the First Viper Effective Time regarding such employee's termination of employment, (A) the terms of this Section 2.5 regarding vesting of outstanding awards are not intended to nor shall they cause the vesting of any Company Option, Company CSOP, Company Stock Unit, LTIP Shares, awards under the JSOP or the acceleration of other awards that would not have otherwise done so under the terms of that compromise or settlement agreement; and (B) any provisions of Sections 2.5(a), (b) or (c) regarding treatment upon an Involuntary Termination shall not apply to any such outstanding Company Option, Company CSOP, Company Stock Unit, LTIP Shares, awards under the JSOP or other awards.
(e)    Company JSOP. With respect to the Virgin Media Inc. Joint Share Ownership Plan (“JSOP”), a subplan of the Virgin Media Inc. 2010 Stock Incentive Plan, following the date of this Agreement and prior to the First Viper Effective Time, the Company shall use its reasonable best efforts to take all actions it deems necessary or desirable to provide that each award under the JSOP (including each jointly held Interest and Supplementary Award, as such terms are defined in the JSOP) shall be treated in the First Viper Merger in a manner that, to the extent reasonably possible, is substantially similar to the treatment of 2011-2013 LTIP Shares pursuant to Section 2.5(c)(ii). To the extent that such treatment is not possible, each award under the JSOP will be treated in such other manner as determined by the Compensation Committee of the Company Board to be appropriate and equitable to the holders of an award under the JSOP (having first sought the prior written consent of the Parent); provided, however, that such other treatment does not materially increase the cost to Parent, UK Holdco or any of their respective Subsidiaries.
(f)    Company Sharesave Plan. The parties agree, in relation to each option granted under the Virgin Media Sharesave Plan (“Sharesave”) (each, a “Sharesave Option”), that:
(i)    they shall use their reasonable best efforts to agree with HMRC that the Mergers are an equivalent transaction to a scheme of arrangement for the purposes of clauses 7.3 and 8.1.3 of the Sharesave rules so that it is possible for Sharesave Option holders to exercise their Sharesave Options and/or exchange their Sharesave Options for a new option (or options) over Series A Holdco Shares and/or Series C Holdco Shares;
(ii)    if HMRC agrees that the Mergers are an equivalent transaction as set out in Section 2.5(f)(i) above, they shall use their reasonable best efforts to allow Sharesave Option holders to: (A) exchange their Sharesave Options for a new option (or options) over Series A Holdco Shares and/or Series C Holdco Shares as provided in clause 8 of the Sharesave rules and the Company shall seek to agree the basis of the exchange with HMRC by reference to the exchange ratio described in Section 2.5(a)(i) of this Agreement or on such other basis as may be required by HMRC; or (B) exercise their Sharesave Option to the extent the Sharesave Option can be exercised using an amount equal to the savings accrued (including any interest) at the date of exercise so that such exercise is contingent on and shall be effective immediately before the First Viper Effective Time;
(iii)    if HMRC does not agree that Sharesave Option holders can exchange their Sharesave Options as described in Section 2.5(f)(ii)(A), but does agree that Sharesave Option holders can exercise their Sharesave Options, the parties shall use their reasonable best efforts to allow Sharesave Option holders to exercise their Sharesave Options as described in Section 2.5(f)(ii)(B) and shall make a payment to any Sharesave Option holder who so exercises his Sharesave Option as follows: (A) pay to any such Sharesave Option holder who was granted an option in 2010 (or any Sharesave Option holder who was granted a Sharesave

Option in 2009 which has not reached maturity as of the First Viper Effective Time) (“2010 Sharesave Options”): (1) a cash amount equal to the lower of: the gain the 2010 Sharesave Option holder would have made on the additional number of shares of Company Common Stock over which he would have been able to exercise his 2010 Sharesave Option had he been able to continue saving to maturity before exercising his 2010 Sharesave Option and the gain a 2010 Sharesave Option holder would have made on the additional number of shares of Company Common Stock over which he would have been able to exercise his 2010 Sharesave Option if he had been able to continue saving for a further six (6) months and (2) a cash amount equal to the basic rate income tax that the 2010 Sharesave Option holder would be liable to pay on the gain he makes on exercise of his 2010 Sharesave Option and (B) pay to Sharesave Option holders who were granted options in 2011 (“2011 Sharesave Options”) a cash amount equal to the gain the 2011 Sharesave Option holder would have made on the additional number of shares of Company Common Stock over which he would have been able to exercise his 2011 Sharesave Option if he had been able to continue saving for a further six (6) months and (C) pay to Sharesave Option holders who were granted options in 2013 (“2013 Sharesave Options”) a cash amount equal to the gain the 2013 Sharesave Option holders would have made on the additional number of shares of Company Common Stock over which he would have been able to exercise his 2013 Sharesave Option if he had been able to continue saving for a further three (3) months. Any cash payments made under this Section 2.5(f)(iii) shall be grossed up for income tax and employee's National Insurance contributions which shall be payable through United Kingdom Pay As You Earn. For the purposes of this Section 2.5(f)(iii), “gain” means the excess of the value of the shares of Common Company Stock at the date of exercise over the aggregate exercise price paid for the shares of Common Company Stock; and
(iv)    If HMRC does not agree that the Mergers are an equivalent transaction to a scheme of arrangement for the purposes of clause 7.3 and 8.1.3 of the Sharesave rules, the parties will use their reasonable best efforts to make an offer to Sharesave Option holders to cancel their Sharesave Options in exchange for a cash payment in an amount equal to the gain Sharesave Option holders would have made if they had been able to exercise their Sharesave Options using an amount equal to the savings accrued (including any interest) at the First Viper Effective Time. The cash payment shall be subject to income tax and employee's National Insurance contributions which shall be payable through United Kingdom Pay As You Earn.
In addition, a cash payment shall be made to 2010 Sharesave Option holders, 2011 Sharesave Option holders and 2013 Sharesave Option holders equal to the amounts described in Section 2.5(f)(iii)(A)(1) (but excluding Section 2.5(f)(iii)(A)(2)), Section 2.5(f)(iii)(B) and Section 2.5(f)(iii)(C) respectively, which cash payment shall be grossed up for income tax and employee's National Insurance contributions and which shall be payable through United Kingdom Pay As You Earn. Except as expressly provided in this Section 2.5(f), no other cash payments shall be paid to Sharesave Option holders.
(g)    Partnership Plan (Share Incentive Plan). The parties acknowledge that participants in the HMRC-approved Virgin Media Inc. Partnership Plan (the “Partnership Plan”) shall participate in the First Viper Merger in the same way as a holder of shares of Company Common Stock. No further contributions can be made under the Partnership Plan after the First Viper Effective Time and the Company shall take all necessary action to effect the foregoing, including providing notice to affected participants, and to ensure all contributions to the Partnership Plan cease as of the First Viper Effective Time. If participants can continue to benefit from income tax relief under Chapter 6 of Part 7 of the United Kingdom Income Tax (Earnings and Pensions) Act 2003 by continuing to hold their Company Stock Consideration in the Partnership Plan, UK Holdco agrees to maintain the Partnership Plan until all participants have had the opportunity to benefit from income tax relief. UK Holdco shall, or shall cause the Viper Surviving Corporation to, serve a Partnership Plan termination notice under paragraph 89 of Schedule 2 of the United Kingdom Income Tax (Earnings and Pensions) Act 2003 as soon as reasonably practicable after all participants in the Partnership Plan have had the opportunity to benefit from income tax relief.
(h)    Virgin Mobile Holdings (UK) PLC Share Incentive Plan. If, prior to the date of this Agreement, a plan termination notice for the Virgin Mobile Holdings (UK) PLC Share Incentive Plan (the “Mobile SIP”) has not been served as required by paragraph 89 of Schedule 2 of the United Kingdom Income Tax (Earnings and Pension) Act 2003, the board of Virgin Mobile Holdings (UK) Limited shall as soon as practicable thereafter give such plan termination notice and undertake all necessary actions to terminate the Mobile SIP.
(i)    Payment and Withholding. Each of the Company, Parent, UK Holdco, the Viper Surviving Corporation, or any of their respective Subsidiaries, as applicable, is entitled to deduct and withhold from amounts otherwise payable under this Section 2.5, all amounts as are required to be deducted, withheld or accounted for with respect to (i) the making of any payment, (ii) the issue of any stock or (iii) any other actions taken under this Section 2.5 including any amendment or variation to any of the options, shares, units, awards or other rights thereunder, in each case, under the Code, the rules and regulations promulgated thereunder, or any other provision of U.S. federal, state, local or foreign Tax Laws including under the United Kingdom Pay As You Earn rules in respect of income tax and primary National Insurance contributions. Any such withheld amounts (i) shall be remitted by the Company, Parent, UK Holdco, the Viper Surviving Corporation, or one of their respective Subsidiaries, as applicable, to the applicable Governmental Entity and (ii) shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction, withholding or payment or account was made.
(j)    Fractional Shares. No fractional shares shall be issued upon settlement or conversion of any of the foregoing awards. The number of shares of the applicable series of Holdco Shares issuable with respect to any award shall be rounded down to the nearest whole share and the exercise price per option shall be rounded up to the nearest whole cent, as applicable.
(k)    Further Actions. Prior to the First Viper Effective Time, the Company and its Subsidiaries shall pass such resolutions and take such other actions, as may be necessary to effect the provisions of this Section 2.5. Parent shall or shall cause UK Holdco to undertake all corporate action necessary to reserve for issuance a sufficient number of Series A Holdco Shares and Series C Holdco Shares for delivery upon exercise or settlement of the Converted Company Options, Company CSOPs, Adjusted Unit Awards, Adjusted LTIP Awards, awards under the JSOP, and Sharesave Options under Section 2.5, as applicable. Promptly after the First Viper Effective Time, UK Holdco shall file with the SEC a registration statement on Form S-8 (or any successor or other appropriate forms) or shall file an amendment to an existing registration statement, as necessary, with respect to the Series A Holdco Shares and Series C Holdco Shares subject to the Converted Company Options, Company CSOPs, Adjusted Unit Awards, Adjusted LTIP Awards, awards under the JSOP, and Sharesave Options and shall use reasonable best efforts to maintain the effectiveness of such registration statement (and maintain the current status of the prospectus contained therein) for so long as such Converted Company Options, Company CSOPs, Adjusted Unit Awards, Adjusted LTIP Awards, awards under the JSOP, and Sharesave Options, as applicable, remain outstanding.
Section 2.6    Treatment of Parent Equity-Based Awards.
(a)    Parent Stock Awards. As of the First Lynx Effective Time, each award of options, stock appreciation rights, restricted shares, restricted stock units, performance shares or other equity-based compensation award (each a “Parent Stock Award”) granted under or pursuant to any Parent Incentive Plan, whether vested or unvested, that is outstanding immediately prior to the First Lynx Effective Time shall be converted into an equivalent award (the “Parent Adjusted Stock Award”) of the same type, with the same exercise price, if any, and in respect of the same number of Series A Holdco Shares and Series C Holdco Shares, respectively, as applied to the number of shares of Series A Parent Common Stock and Series C Parent Common Stock subject to such Parent Adjusted Stock Award as of immediately prior to the First Lynx Effective Time. Except as specifically provided in the preceding sentence, each Parent Adjusted Stock Award shall continue to be governed by the same terms and conditions as were applicable to the Parent Stock Award immediately prior to the First Lynx Effective Time.
(b)    Further Actions. Prior to the First Lynx Effective Time, the Parent and its Subsidiaries shall pass such resolutions and take such other actions, as may be necessary to effect the provisions of this Section 2.6. Parent shall or shall cause UK Holdco to undertake all corporate action necessary to reserve for issuance a sufficient number of Series A Holdco Shares and Series C Holdco Shares for delivery upon exercise or settlement of the Parent Adjusted Stock Awards. Promptly after the First Lynx Effective Time, UK Holdco shall file with the SEC a registration statement on Form S-8 (or any successor or other appropriate forms) or shall file an amendment to an existing registration statement, as necessary, with respect to the Series A Holdco Shares and Series C Holdco Shares subject to the Parent Adjusted Stock Awards and shall use reasonable best efforts to maintain the effectiveness of such registration statement (and maintain the current status of the prospectus contained therein) for so long as such awards remain outstanding.
Section 2.7    Exchange Agent, Depositary and Clearance System Arrangements.
(a)    Exchange Agent. Prior to the Closing Date, UK Holdco, Parent and the Company shall appoint a bank or trust company to act as exchange agent for the payment of the Company Merger Consideration and the Parent Merger Consideration (the “Exchange Agent”).
(b)    Depositary and Clearance Systems. UK Holdco, Parent, the Company and any of their respective Subsidiaries may prior to the earlier of the First Viper Effective Time and the First Lynx Effective Time enter into any arrangements with the Exchange Agent and/or any other financial institution mutually agreed as acceptable by Parent and the Company as may be necessary to implement a custodian arrangement in respect of the Holdco Shares issuable pursuant to Section 2.1 and Section 2.2, and/or to create depositary shares and depositary receipts in respect of such Holdco Shares, and/or to place any such Holdco Shares into an approved clearance system or any combination of these. In this Agreement, any reference to “Holdco Shares” or book-entry shares shall be treated as including, where the context requires, any depositary share, depositary receipt, or interest in any custodian or clearance system which represents any Holdco Shares. For the avoidance of doubt, the parties agree that UK Holdco may deliver such depositary shares, depositary receipts or book-entry or other interests in respect of Holdco Shares as Company Merger Consideration and Parent Merger Consideration so long as former holders of Company Common Stock and Parent Common Stock are treated equally in respect of any such arrangement.
Section 2.8    Exchange and Payment.
(a)    Prior to the Closing, Parent and/or UK Holdco shall deposit (or causing to be deposited) with the Exchange Agent, in trust for the benefit of holders of shares of Company Common Stock and Parent Common Stock, book-entry shares representing the Holdco Shares issuable pursuant to Section 2.1 and Section 2.2, as applicable, and an amount of cash representing the aggregate Cash Consideration payable to holders of shares of Company Common Stock pursuant to Section 2.1. In addition, Parent and/or UK Holdco shall make available by depositing (or causing to be deposited) with the Exchange Agent, as necessary from time to time after the earlier of the First Viper Effective Time and the First Lynx Effective Time, any dividends or distributions payable pursuant to Section 2.8(e) and any cash in lieu of fractional Series A Holdco Shares and Series C Holdco Shares payable pursuant to Section 2.8(g). All book-entry Holdco Shares, dividends, distributions and cash deposited with the Exchange Agent are hereinafter referred to as the “Exchange Fund.”
(b)    As soon as reasonably practicable after the earlier of the First Viper Effective Time and the First Lynx Effective Time, UK Holdco shall cause the Exchange Agent to mail to (i) each holder of record of a certificate (“Company Certificates”) or a book-entry share (“Company Book-Entry Shares”) that immediately prior to the First Viper Effective Time represented outstanding shares of Company Common Stock that were converted into the right to receive the Company Merger Consideration, any dividends or distributions payable pursuant to Section 2.8(e) and any cash in lieu of fractional Series A Holdco Shares and Series C Holdco Shares payable pursuant to Section 2.8(g) and (ii) each holder of record of a certificate (“Parent Certificates” and together with Company Certificates, “Certificates”) or a book-entry share (“Parent Book-Entry Shares” and together with Company Book-Entry Shares, “Book-Entry Shares”) that immediately prior to the First Lynx Effective Time represented outstanding shares of Parent Common Stock that were converted into the right to receive the applicable Parent Merger Consideration and any dividends or distributions payable pursuant to Section 2.8(e);
(i)    a form of letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates held by such Person shall pass, only upon proper delivery of the Certificates to the Exchange Agent, or in the case of Book-Entry Shares, upon adherence to the procedures set forth in the letter of transmittal, and which letter shall be in customary form and reasonably satisfactory to the Company (prior to the First Viper

Effective Time) and contain such other provisions as Parent or the Exchange Agent may reasonably specify); and
(ii)    instructions for use in effecting the surrender of such Company Certificates, Company Book-Entry Shares, Parent Certificates or Parent Book-Entry Shares in exchange for (A) the Company Merger Consideration or the applicable Parent Merger Consideration, as the case may be, (B) any dividends or other distributions payable pursuant to Section 2.8(e) and (C) any cash in lieu of fractional Series A Holdco Shares and Series C Holdco Shares payable pursuant to Section 2.8(g).
(c)    Each holder of shares of Company Common Stock that have been converted into a right to receive the Company Merger Consideration, upon surrender of a Company Certificate or Company Book-Entry Shares to the Exchange Agent, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as the Exchange Agent may reasonably require, shall be entitled to receive in exchange therefor (i) the issue of the number of Series A Holdco Shares and Series C Holdco Shares (after taking into account all shares of Company Common Stock attributable to such holder under all Company Certificates or Company Book-Entry Shares so surrendered) to which such holder of Company Common Stock shall have become entitled pursuant to the provisions of Section 2.1(b), (ii) the cash consideration to which such holder of Company Common Stock shall be entitled pursuant to the provisions of Section 2.1(b), (iii) any dividends or other distributions payable pursuant to Section 2.8(e) and (iv) any cash in lieu of fractional Series A Holdco Shares and Series C Holdco Shares payable pursuant to Section 2.8(g), and the Company Certificate or Company Book-Entry Shares so surrendered shall forthwith be cancelled. Each holder of shares of Parent Common Stock that have been converted into a right to receive the applicable Parent Merger Consideration, upon surrender of a Parent Certificate or Parent Book-Entry Shares to the Exchange Agent, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as the Exchange Agent may reasonably require, shall be entitled to receive in exchange therefor (A) the number of Series A Holdco Shares, Series B Holdco Shares or Series C Holdco Shares, as applicable (after taking into account all shares of Parent Common Stock attributable to such holder under all Parent Certificates or Parent Book-Entry Shares so surrendered), to which such holder of Parent Common Stock shall have become entitled pursuant to the provisions of Section 2.2(b), and (B) any dividends or other distributions payable pursuant to Section 2.8(e), and the Parent Certificates or Parent Book-Entry Shares so surrendered shall forthwith be cancelled. No interest will be paid or accrued on any unpaid dividends and distributions or cash in lieu of fractional shares, if any, payable to holders of Certificates or Book-Entry Shares. Until surrendered as contemplated by this Section 2.8, each Company Certificate or Company Book-Entry Share shall be deemed after the First Viper Effective Time to represent only the right to receive the Company Merger Consideration payable in respect thereof, any dividends or other distributions payable pursuant to Section 2.8(e) and any cash in lieu of fractional Series A Holdco Shares and Series C Holdco Shares payable pursuant to Section 2.8(g), but shall not entitle its holder or any other Person to any rights as a stockholder of the Company or UK Holdco. Until surrendered as contemplated by this Section 2.8, each Parent Certificate or Parent Book-Entry Share shall be deemed after the First Lynx Effective Time to represent only the right to receive the applicable Parent Merger Consideration payable in respect thereof and any dividends or other distributions payable pursuant to Section 2.8(e), but shall not entitle its holder or any other Person to any rights as a stockholder of UK Holdco or Parent.
(d)    If payment of the Company Merger Consideration or the applicable Parent Merger Consideration is to be made to a Person other than the Person in whose name the surrendered Certificate or Book-Entry Share is registered, it shall be a condition of payment that such Certificate so surrendered shall be properly endorsed or shall be otherwise in proper form for transfer or such Book-Entry Share shall be properly transferred and that the Person requesting such payment shall have paid any transfer and other Taxes required by reason of the payment of the Company Merger Consideration or the applicable Parent Merger Consideration to a Person other than the registered holder of such Certificate or Book-Entry Share or shall have established to the satisfaction of UK Holdco that such Tax is not applicable.
(e)    No dividends or other distributions with respect to any Holdco Share with a record date after the First Viper Effective Time or First Lynx Effective Time, as applicable, shall be paid to the holder of any unsurrendered Certificate or Book-Entry Share with respect to the Holdco Shares that the holder thereof has the right to receive upon the surrender thereof in accordance with Section 2.1 and Section 2.2, and no cash payment in lieu of fractional Series A Holdco Shares and Series C Holdco Shares shall be paid to any such holder pursuant to Section 2.8(g), in each case until the holder thereof shall surrender such Book-Entry Share or Certificate in accordance with this Article II. Following the surrender of a Certificate or Book-Entry Share in accordance with this Article II, there shall be paid to the record holder thereof, without interest, (i) promptly after such surrender, the amount of any dividends or other distributions with a record date after the First Viper Effective Time or the First Lynx Effect Time, as applicable, theretofore paid with respect to such Holdco Shares and the amount of any cash payable in lieu of a fractional Series A Holdco Shares and Series C Holdco Shares to which such holder is entitled pursuant to Section 2.8(g) and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the First Viper Effective Time or the First Lynx Effective Time, as applicable, but prior to such surrender payable with respect to such Holdco Shares.
(f)    The Company Merger Consideration or the Parent Merger Consideration, as applicable, any dividends or other distributions payable pursuant to Section 2.8(e) and any cash in lieu of fractional Series A Holdco Shares and Series C Holdco Shares payable pursuant to Section 2.8(g) issued and paid upon the surrender for exchange of Certificates or Book-Entry Shares in accordance with the terms of this Article II shall be deemed to have been issued and paid in full satisfaction of all rights pertaining to the shares of Company Common Stock formerly represented by such Company Certificates or Company Book-Entry Shares or Parent Common Stock formerly represented by such Parent Certificates or Parent Book-Entry Shares, as applicable. At the First Viper Effective Time, the stock transfer books of the Company shall be closed and there shall be no further registration of transfers of the shares of Company Common Stock that were outstanding immediately prior to the First Viper Effective Time. At the First Lynx Effective Time, the stock transfer books of Parent shall be closed and there shall be no further registration of transfers of the shares of Parent Common Stock that were outstanding immediately prior to the First Lynx Effective Time. If, after the First Viper Effective Time or the First Lynx Effective Time, as applicable, Certificates are presented to UK Holdco, the Viper Surviving Corporation, the Lynx Surviving Corporation or the Exchange Agent for transfer, or transfer is sought for Company Book-Entry Shares or Parent Book-Entry Shares, such corresponding Certificates or Book-Entry Shares shall be cancelled and exchanged as provided in this Article II, subject to applicable Law in the case of Dissenting Shares.
(g)    Notwithstanding anything to the contrary contained herein, no certificates representing fractional Series A Holdco Shares or Series C Holdco Shares shall be issued upon the surrender of Certificates or Book-Entry Shares, no dividends or other distributions with respect to the Series A Holdco Shares and Series C Holdco Shares shall be payable on or with respect to any fractional share, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a stockholder of UK Holdco. In lieu of the issuance of any such fractional share, UK Holdco shall pay to each former stockholder of the Company who otherwise would be entitled to receive a fractional Series A Holdco Share or Series C Holdco Share an amount in cash (without interest) equal to the sum of (i) product of (A) the fraction of the Series A Holdco Share that such holder would otherwise be entitled to receive (taking into account all shares of Company Common Stock held at the First Viper Effective Time by such holder and rounded to the nearest thousandth when expressed in decimal form) pursuant to Section 2.1(b) multiplied by (B) the twenty (20)-day aggregate volume weighted-average per share price, rounded to two (2) decimal points, of shares of Series A Parent Common Stock on the Nasdaq Global Select Market (“Nasdaq”) (as reported on Bloomberg Financial Markets or such other source as the parties shall agree in writing) for the period of the twenty (20) consecutive trading days ending on the last full trading day occurring prior to the date of the First Viper Effective Time plus (ii) the product of (A) the fraction of a Series C Holdco Share that such holder would otherwise be entitled to receive (taking into account all shares of Company Common Stock held at the First Viper Effective Time by such holder and rounded to the nearest thousandth when expressed in decimal form) pursuant to Section 2.1(b) multiplied by (B) the twenty (20)-day aggregate volume weighted-average per share price, rounded to two (2) decimal points, of shares of Series C Parent Common Stock on Nasdaq (as reported on Bloomberg Financial Markets or such other source as the parties shall agree in writing) for the period of the twenty (20) consecutive trading days ending on the last full trading day occurring prior to the date of the First Viper Effective Time.
(h)    Any portion of the Exchange Fund (including cash consideration and any interest or other income earned on the Exchange Fund) that remains undistributed to the holders of Certificates or Book-Entry Shares two (2) years after the later of the First Viper Effective Time and the First Lynx Effective Time shall be delivered to either of the Surviving Corporations, upon demand, and any remaining holders of Certificates or Book-Entry Shares shall thereafter look only to the Surviving Corporations and UK Holdco, as general creditors thereof, for payment of the Company Merger Consideration or Parent Merger Consideration, any unpaid dividends or other distributions payable pursuant to Section 2.8(e) and any cash in lieu of fractional Series A Holdco Shares and Series C Holdco Shares payable pursuant to Section 2.8(g).
(i)    None of UK Holdco, the Surviving Corporations, the Exchange Agent or any other Person shall be liable to any Person in respect of any of the Holdco Shares, cash consideration, dividends or other distributions with respect thereto or cash in lieu of fractional Series A Holdco Shares and Series C Holdco Shares properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(j)    The Exchange Agent shall invest any cash included in the Exchange Fund, including the aggregate Cash Consideration, pending its disbursement to such holders, in (i) short-term direct obligations of the United States of America or (ii) short-term obligations for which the full faith and credit of the United States of America is pledged to provide for the payment of principal and interest. UK Holdco shall be responsible for any losses in the Exchange Fund and shall deposit additional cash with the Exchange Agent as may be required from time to time in order for the Exchange Agent to make the payments required by this Agreement. Any interest and other income resulting from such investments shall be paid to UK Holdco.
(k)    If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit, in form and substance reasonably acceptable to UK Holdco, of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by UK Holdco or the Exchange Agent, the posting by such Person of a bond in such customary amount as UK Holdco or the Exchange Agent may determine is reasonably necessary as indemnity against any claim that may be made against it or the applicable Surviving Corporations with respect to such Certificate, the Exchange Agent will deliver in exchange for such lost, stolen or destroyed Certificate the applicable Parent Merger Consideration or Company Merger Consideration payable in respect thereof, any dividends or other distributions payable pursuant to Section 2.8(e) and any cash in lieu of fractional Series A Holdco Shares and Series C Holdco Shares payable pursuant to Section 2.8(g).
Section 2.9    Withholding Rights. Each of the Surviving Corporations, UK Holdco and the Exchange Agent shall be entitled to deduct and withhold from any amount otherwise payable pursuant to this Agreement such amounts as the Surviving Corporations, UK Holdco or the Exchange Agent determine it is required to deduct and withhold under the Code, applicable Treasury Regulations or any provision of state, local or foreign Law. To the extent that amounts are so withheld and paid over to the appropriate Governmental Entity, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.
Section 2.10    Adjustments. If between the date of this Agreement and the First Viper Effective Time the outstanding Holdco Shares or shares of Parent Common Stock or Company Common Stock shall have been changed into a different number of shares or a different class, by reason of any stock dividend or any subdivision, reclassification, split, combination, consolidation or exchange of shares, or any similar event shall have occurred, then any number or amount contained herein (including any exchange ratio) which is based upon the number of Series A Holdco Shares, Series B Holdco Shares, Series C Holdco Shares, or shares of Parent Common Stock or Company Common Stock, as the case may be, will be appropriately adjusted to provide to UK Holdco and the holders of Company Common Stock and Parent Common Stock and holders of outstanding Company Options, Company CSOPs, Sharesave Options, Company Stock Units, LTIP Shares and awards under the JSOP, the same economic effect as contemplated by this Agreement prior to such event; provided, however, that nothing in this Section 2.10 shall be construed to permit UK Holdco, Parent or the Company to take any action with respect to its securities that is prohibited by the terms of this Agreement.

Section 2.11    Dissenting Shares. Notwithstanding anything in this Agreement to the contrary, shares of Company Common Stock issued and outstanding immediately prior to the First Viper Effective Time that are held by any holder that shall not have voted in favor of the First Viper Merger and shall have properly demanded appraisal of such shares of Company Common Stock pursuant to Section 262 of the DGCL (and shall have not properly revoked such demand) prior to the First Viper Effective Time (such shares, “Dissenting Shares”) shall not be converted into the right to receive the Company Merger Consideration, unless and until such holder shall have failed to perfect, or shall have effectively withdrawn or lost, such holder's right to appraisal under the DGCL. Dissenting Shares shall be treated in accordance with Section 262 of the DGCL. If any such holder fails to perfect or withdraws or loses any such right to appraisal, each such share of Company Common Stock of such holder shall thereupon be converted into and become exchangeable only for the right to receive, as of the later of the First Viper Effective Time and the time that such right to appraisal has been irrevocably lost, withdrawn or expired, the Company Merger Consideration in accordance with this Article II. The Company shall serve prompt notice to Parent and UK Holdco of any demands for appraisal of any shares of Company Common Stock, attempted withdrawals of such notices or demands and any other instruments received by the Company relating to rights to appraisal, and Parent and UK Holdco shall have the right to participate in all negotiations and proceedings with respect to such demands. The Company shall not, without the prior written consent of UK Holdco (such consent not to be unreasonably withheld), make any payment with respect to, settle or offer to settle, or approve any withdrawal of any such demands.

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF THE COMPANY
The Company represents and warrants to Parent, UK Holdco and each of the Merger Subs as follows (it being understood that each representation and warranty contained in this Article III is subject to: (a) the exceptions and disclosures set forth in the corresponding section or subsection of the disclosure letter delivered by the Company to Parent contemporaneously with the execution of this Agreement (the “Company Disclosure Letter”), (b) any exception or disclosure set forth in any other section or subsection of the Company Disclosure Letter to the extent it is reasonably apparent from the face of such exception or disclosure that such exception or disclosure would qualify such representation and warranty, and (c) any information set forth in the Company SEC Documents filed or furnished on the SEC's EDGAR database on or after January 1, 2012 and publicly available at least five (5) Business Days prior to the date of this Agreement (other than (i) information set forth therein under the headings “Risk Factors” or “Forward-Looking Statements” or a similar heading, (ii) included in a disclaimer under a heading referencing the Private Securities Litigation Reform Act of 1995 and (iii) any other information set forth therein that is predictive or forward-looking in nature) to the extent it is reasonably apparent from the face of such information that such information would qualify such representation and warranty; provided, however, that the disclosures in the Company SEC Documents shall not be deemed to qualify any representation or warranty made in Section 3.2:
Section 3.1    Organization, Standing and Power.
(a)    Each of the Company and its Subsidiaries (i) is an entity duly organized, validly existing and (to the extent such concept is applicable) in good standing under the Laws of the jurisdiction of its organization, (ii) has all requisite corporate or similar power and authority to own, lease and operate its properties and to carry on its business as now being conducted and (iii) is duly qualified or licensed to do business as a foreign entity and (to the extent such concept is applicable) is in good standing in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, except in the case of clause (iii) and, as they relate to Subsidiaries, in the case of clauses (i) and (ii), where the failure to be so qualified, licensed or in good standing, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect.
(b)    The Company has made available to Parent true and complete copies of the Company's certificate of incorporation (the “Company Charter”) and bylaws (the “Company Bylaws”), in each case as amended to the date of this Agreement, and each as so delivered is in full force and effect. The Company is not in violation of any provision of the Company Charter or Company Bylaws.
Section 3.2    Capital Stock.
(a)    The authorized capital stock of the Company consists of 1,000,000,000 shares of Company Common Stock, 300,000,000 shares of Class B redeemable common stock, par value $0.01 per share (the “Redeemable Company Common Stock”) and 5,000,000 shares of preferred stock, par value $0.01 per share (the “Company Preferred Stock”), of which 1,000,000 shares have been designated as the Series A Junior Participating Preferred Stock (“Company Series A Preferred Stock”) and reserved for issuance upon exercise of the Rights. As of the close of business on January 31, 2013 (the “Company Measurement Date”), (i) 269,341,204 shares of Company Common Stock were issued and outstanding (excluding treasury shares), (ii) no shares of Company Common Stock were held by the Company in its treasury, (iii) no shares of Redeemable Company Common Stock were issued and outstanding and no shares of Redeemable Company Common Stock were held by the Company in its treasury, (iv) no shares of Company Preferred Stock were issued and outstanding and no shares of Company Preferred Stock were held by the Company in its treasury, (v) 10,371,098 shares of Company Common Stock were reserved for issuance pursuant to all outstanding Company Options, (vi) 4,430,816 shares of Company Common Stock were reserved for issuance pursuant to all outstanding awards of Company Stock Units, (vii) 80,840,700 shares of Company Common Stock were reserved for issuance pursuant to the Company's 6.50% Convertible Senior Notes due 2016 (the “Company Convertible Notes”), plus shares reserved for a Make-Whole Fundamental Change as such term is defined in the Indenture, dated April 16, 2008, the Company, as issuer, and The Bank of New York, as trustee, relating to the Company Convertible Notes (the “6.50% Convertible Senior Notes Indenture”) and (viii) 1,585,975 shares of Company Common Stock were reserved for issuance pursuant to all outstanding Sharesave Options. Each outstanding share of Company Common Stock is accompanied by an associated right to purchase Company Series A Preferred Stock (the “Rights”), issued pursuant to the Rights Agreement, dated March 25, 2004 (as amended, the “Rights Agreement”), between the Company (f/k/a Telewest Global, Inc.) and The Bank of New York Mellon (f/k/a The Bank of New York), as rights agent. All outstanding shares of capital stock of the Company are, and all shares reserved for issuance will be, when issued, duly authorized, validly issued, fully paid and nonassessable and not subject to or issued in violation of any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the DGCL, the Company Charter, the Company Bylaws or any Contract to which the Company is a party or is otherwise bound. Except for the Company Convertible Notes, neither the Company nor any of its Subsidiaries has outstanding any bonds, debentures, notes or other similar obligations having the right to vote (or convertible into, or exchangeable or exercisable for, securities having the right to vote) with the stockholders of the Company on any matter. Except as set forth above in this Section 3.2(a), and except for changes since the close of business on the Company Measurement Date resulting from the conversion of Company Convertible Notes or the exercise, settlement or forfeiture of Company Options or Company Stock Units described in Section 3.2(c), which would reduce the number of Company Options and Company Stock Units outstanding on the Measurement Date by a corresponding amount, as of the date hereof, there are no outstanding (A) shares of capital stock or other voting securities or equity interests of the Company, (B) securities of the Company or any of its Subsidiaries convertible into or exchangeable or exercisable for shares of capital stock of the Company or other voting securities or equity interests of the Company, (C) stock appreciation rights, “phantom” stock rights, performance units, interests in or rights to the ownership or earnings of the Company or any of its Subsidiaries or other equity equivalent or equity-based awards or rights, (D) subscriptions, options, warrants, calls, commitments, Contracts or other rights to acquire from the Company or any of its Subsidiaries, or obligations of the Company or any of its Subsidiaries to issue, any shares of capital stock of the Company, voting securities, equity interests or securities convertible into or exchangeable or exercisable for capital stock or other voting securities or equity interests of the Company or rights or interests described in the preceding clause (C), or (E) obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any such securities or to issue, grant, deliver or sell, or cause to be issued, granted, delivered or sold, any such securities.
(b)    There are no stockholder agreements, voting trusts or other agreements or understandings to which the Company or any of its Subsidiaries is a party with respect to the holding, voting, registration, redemption, repurchase or disposition of, or that restricts the transfer of, any capital stock or other voting securities or equity interests of the Company.
(c)    Section 3.2(c) of the Company Disclosure Letter sets forth a true and complete list on an anonymised basis of all holders, as of the close of business on the Company Measurement Date, of all outstanding Company Options, Company Stock Units (including, for the avoidance of doubt, any performance-based LTIP Award) and other similar rights to purchase or receive shares of Company Common Stock (other than rights to receive shares of Company Common Stock pursuant to the Company Convertible Notes) or similar rights granted under the Company Incentive Plans or otherwise (collectively, “Company Stock Awards”), indicating as applicable, with respect to each Company Stock Award then outstanding, the award, the type of award granted, the number of shares of Company Common Stock subject to such Company Stock Award, the date of grant, exercise or purchase price, vesting schedule and payment schedule (if different from the vesting schedule) and expiration thereof. Immediately prior to the Closing, Section 3.2(c) of the Company Disclosure Letter shall be redelivered at which time the list of award holders shall be updated to reflect the then-outstanding awards and shall provide the names of all award holders.
Section 3.3    Subsidiaries. All outstanding shares of capital stock and other voting securities or equity interests of each Subsidiary of the Company have been duly authorized and validly issued, are fully paid, nonassessable and not subject to any preemptive rights. All outstanding shares of capital stock and other voting securities or equity interests of each such Subsidiary are owned by the Company or a wholly-owned Subsidiary of the Company, free and clear of all pledges, claims, liens, charges, options, rights of first refusal, encumbrances and security interests of any kind or nature whatsoever (including any limitation on voting, sale, transfer or other disposition or exercise of any other attribute of ownership) (collectively, “Liens”), other than restrictions imposed by applicable securities laws. Neither the Company nor any of its Subsidiaries has outstanding any bonds, debentures, notes or other obligations having the right to vote (or convertible into, or exchangeable or exercisable for, securities having the right to vote) on any matter with the holders of shares of capital stock or other equity interests of any Subsidiary of the Company. There are no outstanding (a) shares of capital stock or other voting securities or equity interests of any Subsidiary of the Company (other than shares of capital stock or other voting securities or equity interests owned by the Company or a wholly-owned Subsidiary of the Company), (b) securities of the Company or any of its Subsidiaries convertible into or exchangeable or exercisable for shares of capital stock of any Subsidiary of the Company or other voting securities or equity interests of any Subsidiary of the Company, (c) subscriptions, options, warrants, calls, commitments, Contracts or other rights to acquire from the Company or any of its Subsidiaries, or obligations of the Company or any of its Subsidiaries to issue, any shares of capital stock of any Subsidiary of the Company, voting securities, equity interests or securities convertible into or exchangeable or exercisable for capital stock or other voting securities or equity interests of any Subsidiary of the Company, or (d) obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any such securities or to issue, grant, deliver or sell, or cause to be issued, granted, delivered or sold, any such securities. There are no stockholder agreements, voting trusts or other agreements or understandings to which the Company or any of its Subsidiaries is a party with respect to the holding, voting, registration, redemption, repurchase or disposition of, or that restricts the transfer of, any capital stock or other voting securities or equity interests of any Subsidiary of the Company. Except for the capital stock of, or other equity or voting interests in, its Subsidiaries, as of the date hereof, the Company does not own, directly or indirectly, any equity, membership interest, partnership interest, joint venture interest, or other equity or voting interest in, or any interest convertible into, exercisable or exchangeable for any of the foregoing, nor is it under any current or prospective obligation to form or participate in, provide funds to, make any loan, capital contribution, guarantee, credit enhancement or other investment in, or assume any liability or obligation of, any Person.
Section 3.4    Authority.
(a)    The Company has all necessary corporate power and authority to execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby, including the First Viper Merger, subject to receipt of the Company Stockholder Approval. The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby, including the First Viper Merger, have been duly authorized by all necessary corporate action on the part of the Company and no other corporate proceedings on the part of the Company are necessary to approve this Agreement or to consummate the First Viper Merger and the other transactions contemplated hereby, other than, in the case of the consummation of the First Viper Merger, the adoption and approval of this Agreement by the holders of at least a majority of the outstanding shares of Company Common Stock (the “Company Stockholder Approval”). This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Parent, UK Holdco and each of the Merger Subs, constitutes a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms (except to the extent that enforceability may be limited by applicable bankruptcy, insolvency, moratorium, reorganization or similar Laws affecting the enforcement of creditors' rights generally or by general principles of equity (the “Enforceability Exception”)).
(b)    The Company Board, at a meeting duly called and held, adopted resolutions (i) determining that the terms of this Agreement, the Support Agreement, the First Viper Merger and the other transactions contemplated hereby and thereby are fair to and in the best interests of the Company's stockholders, (ii) approving and declaring advisable this Agreement, the Support Agreement and the transactions contemplated hereby and thereby, including the First Viper Merger, (iii) directing that this Agreement be submitted to the stockholders of the Company for adoption and approval and (iv) resolving to recommend that the Company's stockholders vote in favor of the adoption and approval of this Agreement and the transactions contemplated hereby, including the First Viper Merger (the “Company Board Recommendation”), which resolutions have not been subsequently rescinded, modified or withdrawn in any way, except as may be permitted by Section 5.2.
(c)    The Company Stockholder Approval is the only vote of the holders of any class or series of the Company's capital stock or other securities required in connection with the consummation of the First Viper Merger. Assuming the Second Viper Merger is consummated pursuant to Section 253 of the DGCL, no vote of the holders of any class or series of the Company's capital stock or other securities is required in connection with the consummation of any of the transactions contemplated hereby to be consummated by the Company other than the First Viper Merger.
Section 3.5    No Conflict; Consents and Approvals.
(a)    The execution, delivery and performance of this Agreement by the Company does not, and the consummation of the First Viper Merger and the other transactions contemplated hereby and compliance by the Company with the provisions hereof will not, conflict with, or result in any violation or breach of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of, or result in, termination, cancellation, modification or acceleration of any obligation or to the loss of a material benefit under, or result in the creation of any Lien in or upon any of the properties, assets or rights of the Company or any of its Subsidiaries under, or give rise to any increased, additional, accelerated or guaranteed rights or entitlements under, or require any consent, waiver or approval of any Person pursuant to, any provision of (i) the Company Charter or Company Bylaws, (ii) the certificate of incorporation or bylaws (or similar organizational documents) of any Subsidiary of the Company, (iii) any bond, debenture, note, mortgage, indenture, guarantee, license, lease, purchase or sale order or other contract, commitment, agreement, instrument, obligation, arrangement, understanding, undertaking, permit, concession or franchise (each, including all amendments thereto, a “Contract”) to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries or any of their respective properties or assets may be bound or (iv) subject to the governmental and regulatory filings and other matters referred to in

Section 3.5(b), any federal, state, local or foreign (including supranational) law (including common law), statute, constitution, treaty, convention, ordinance, rule, code, regulation, order, judgment, injunction, decree or other similar requirement enacted, issued, adopted, promulgated entered into or applied by a Governmental Entity (“Law”) or any rule or regulation of Nasdaq, the UK Financial Services Authority or the London Stock Exchange applicable to the Company or any of its Subsidiaries or by which the Company or any of its Subsidiaries or any of their respective properties or assets may be bound, except in the cases of clauses (ii), (iii) and (iv) above for any such conflicts, violations, breaches, defaults or other occurrences that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect.
(b)    No consent, approval, order or authorization of, or registration, declaration, filing with or notice to, any federal, state, local or foreign government or subdivision thereof or any other governmental, administrative, judicial, arbitral, legislative, executive, regulatory or self-regulatory authority, instrumentality, agency, commission or body (each, a “Governmental Entity”) is required by or with respect to the Company or any of its Subsidiaries in connection with the execution, delivery and performance of this Agreement by the Company or the consummation by the Company of the First Viper Merger and the other transactions contemplated hereby or compliance with the provisions hereof, except for (i) the notification under the EU Council Regulation 139/2004, as amended (the “EUMR”), (ii) such consents, approvals, orders, authorizations, registrations, declarations, filing and notices required to be made or obtained under antitrust, competition, trade regulation or similar Laws (collectively, “Antitrust Laws”), (iii) such filings and reports as may be required pursuant to the applicable requirements of the Securities Act of 1933, as amended (the “Securities Act”), the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and any other applicable state or federal securities Laws and “blue sky” Laws, (iv) the filing of the First Viper Certificate of Merger and the Second Viper Certificate of Merger with the Delaware Secretary of State as required by the DGCL and the DLLCA, as applicable, and appropriate documents with the relevant authorities of other states or jurisdictions in which the Company or any of its Subsidiaries is qualified to do business, (v) any filings and approvals required under the rules and regulations of Nasdaq, the UK Financial Services Authority or the London Stock Exchange, (vi) any notices to, or consents, waivers or confirmations from the U.K. Office of Communications (“OFCOM”) or any other relevant Governmental Entity in connection with all licenses, franchises, agreements, permits, registrations or other authorizations granted by any Governmental Entity to the Company or any of its Subsidiaries, or which the Company or any of its Subsidiaries takes benefit of, under the U.K. Broadcasting Act 1990, the U.K. Broadcasting Act 1996, the U.K. Communications Act 2003, the U.K. Wireless Telegraphy Act 1949 and all similar legislation in force in the U.K. or any other jurisdiction (collectively, the “Communications Laws”), including all certificates of compliance which are required to be issued by or filed with OFCOM or any other Governmental Entity (collectively, the “Company License Consents”) and (vii) such other consents, approvals, orders, authorizations, registrations, declarations, filings or notices the failure of which to be obtained or made, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect. Neither the entering into of this Agreement nor the consummation of the transactions contemplated hereby shall require the consent, consultation with, or negotiations with any unions, works councils or employee representative bodies.

(c)    Section 3.5(c) of the Company Disclosure Letter sets forth all material Company License Consents other than those Company License Consents that require only that notices be given in connection with this Agreement and the consummation of the First Viper Merger and the other transactions contemplated hereby.
Section 3.6    Public Reporting; Financial Statements.
(a)    The Company has filed with or furnished to the SEC on a timely basis, and has heretofore made available to Parent (or made publicly available on the SEC website), true and complete copies of all forms, reports, schedules, statements and other documents required to be filed with or furnished to the SEC by the Company since January 1, 2010 (all such documents, together with all exhibits and schedules to the foregoing materials and all information incorporated therein by reference, the “Company SEC Documents”). The Company's Subsidiaries that are required to file any form, report, statement, schedule or other document with the SEC have filed with or furnished to the SEC on a timely basis, and have heretofore made available to Parent (or made publicly available on the SEC website), true and complete copies of all forms, reports, schedules, statements and other documents required to be filed with or furnished to the SEC by such Subsidiaries of the Company since January 1, 2010 (all such documents, together with all exhibits and schedules to the foregoing materials and all information incorporated therein by reference, the “Company Subsidiary SEC Documents”). As of their respective filing or furnished dates (or, if amended or superseded by a filing or a document furnished prior to the date of this Agreement, then on such filing or furnished date), the Company SEC Documents and the Company Subsidiary SEC Documents complied in all material respects with the Securities Act and the Exchange Act, and none of the Company SEC Documents or Company Subsidiary SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The Company is in compliance in all material respects with the applicable requirements of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) and the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2011 (the “Dodd-Frank Act”), including, in each case, the rules and regulations promulgated thereunder.
(b)    The Company has filed with or furnished to the UK Financial Services Authority, and has published, on a timely basis, and has heretofore made available to Parent, true and complete copies of all forms, reports, schedules, statements and other documents required to be so filed, furnished or published in accordance with the Listing Rules, the Prospectus Rules or the Disclosure and Transparency Rules issued by the UK Financial Services Authority (the “FSA Rules”) since January 1, 2010 (all such documents, together with all exhibits and schedules to the foregoing materials and all information incorporated therein by reference, the “Company FSA Documents”). As of their respective filing or publication date (or, if amended or superseded by a document filed or published prior to the date of this Agreement, then on such filing or publication date), the Company FSA Documents complied in all material respects with the applicable requirements of the UK Financial Services and Markets Act 2000 and the FSA Rules, as the case may be, including, in each case, the rules and regulations promulgated thereunder, and none of the Company FSA Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.
(c)    The financial statements (including the related notes and schedules thereto) included (or incorporated by reference) in the Company SEC Documents (the “Company Financial Statements”) (i) have been prepared in accordance with generally accepted accounting principles in the United States (“GAAP”) (except, in the case of unaudited statements, as permitted by Form 10‑Q, Form 8-K or any successor form under the Exchange Act) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto), (ii) comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto and (iii)  present fairly, in all material respects, the consolidated financial position of the Company and its Subsidiaries as of the dates thereof and their respective consolidated results of operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal and recurring year-end audit adjustments that were not, or are not expected to be, material in amount).
(d)    The Company has established and maintains “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act). Such disclosure controls and procedures are designed to ensure that information relating to the Company, including its consolidated Subsidiaries, required to be disclosed in the Company's periodic and current reports under the Exchange Act and under the Disclosure and Transparency Rules issued by the UK Financial Services Authority, is made known to the Company's management, including its principal executive and principal financial officers, or persons performing similar functions, by others within those entities, as appropriate, to allow timely decisions regarding required disclosures as required under the Exchange Act or under the Disclosure and Transparency Rules issued by the UK Financial Services Authority. The Company's management has evaluated, with the participation of the Company's principal executive and principal financial officers, or persons performing similar functions, the effectiveness of the Company's disclosure controls and procedures and, to the extent required by applicable Law, presented in any applicable Company SEC Document that is a report on Form 10-K or Form 10-Q, or any amendment thereto, their conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by such report or amendment based on such evaluation.
(e)    The Company and its Subsidiaries have established and maintain a system of “internal control over financial reporting” (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) regarding the reliability of the Company's financial reporting and the preparation of the Company's financial statements for external purposes in accordance with GAAP which is sufficient to provide reasonable assurance (i) that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP, consistently applied, (ii) that transactions are executed only in accordance with the authorization of management and (iii) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of the properties or assets of the Company and its Subsidiaries. The Company has disclosed, based on its most recent evaluation of the Company's internal control over financial reporting prior to the date hereof, to the Company's auditors and audit committee (A) any significant deficiencies and material weaknesses in the design or operation of the Company's internal control over financial reporting which are reasonably likely to adversely affect the Company's ability to record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company's internal control over financial reporting.
(f)    Since January 1, 2010, (i) neither the Company nor any of its Subsidiaries, nor, to the knowledge of the Company, any director, officer, auditor or accountant of the Company or any of its Subsidiaries has received any material complaint, allegation, assertion or claim, whether written or oral, regarding the Company's financial statements or accounting or auditing practices of the Company or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that the Company or any of its Subsidiaries has engaged in improper accounting or auditing practices and (ii) no attorney representing the Company or any of its Subsidiaries, whether or not employed by the Company or any of its Subsidiaries, has reported evidence of a material violation of securities Laws, breach of fiduciary duty or similar violation by the Company or any of its Subsidiaries or any of their respective officers, directors, employees or agents to the Company Board or any committee thereof or to any director or officer of Company or any of its Subsidiaries.
(g)    As of the date hereof, there are no outstanding or unresolved comments in any comment letters received from the staff of the SEC or the UK Financial Services Authority (as the case may be) with respect to the Company SEC Documents or the Company FSA Documents. To the knowledge of the Company, as of the date hereof none of the Company SEC Documents or the Company FSA Documents is subject to ongoing review or outstanding comment or investigation by the SEC or the UK Financial Services Authority.
(h)    Neither the Company nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off balance sheet partnership or any similar Contract (including any Contract or arrangement relating to any transaction or relationship between or among the Company and any of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K of the SEC)), where the result, purpose or intended effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company or any of its Subsidiaries in the Company's or such Subsidiary's published financial statements or other Company SEC Documents.
(i)    The Company is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of Nasdaq and the UK Financial Services Authority.
Section 3.7    No Undisclosed Liabilities. Neither the Company nor any of its Subsidiaries has, or is subject to, any liabilities or obligations of any nature, whether accrued, absolute, contingent or otherwise, known or unknown, whether due or to become due and whether or not required to be recorded or reflected on a balance sheet under GAAP, except (a) to the extent accrued or reserved against in the Company Financial Statements, (b) obligations incurred in the ordinary course of business which do not result from a breach of Contract or violation of Law by the Company or any of its Subsidiaries and (c) for liabilities and obligations that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect.
Section 3.8    Certain Information. None of the information supplied or to be supplied in writing by or on behalf of the Company specifically for inclusion or incorporation by reference in the Form S-4 will, at the time the Form S-4 is filed with the SEC, at the time of any amendment or supplement thereto and at the time it (or any post-effective amendment or supplement) becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading. None of the information supplied or to be supplied in writing by or on behalf of the Company specifically for inclusion or incorporation by reference in the Joint Proxy Statement will, at the time it is mailed to the Company's stockholders and Parent's stockholders or at the time of the Company Stockholders Meeting or the Parent Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading. The Joint Proxy Statement will comply as to form in all material respects with the provisions of the Exchange Act (a) at the time it is mailed to the Company's stockholders and Parent's stockholders and (b) at the time of the Company Stockholders Meeting and the Parent Stockholders Meeting. The representations and warranties contained in this Section 3.8 do not and will not apply to statements included in the Form S-4 or the Joint Proxy Statement based on information supplied by or on behalf of Parent specifically for inclusion or incorporation by reference therein.
Section 3.9    Absence of Certain Changes or Events. Since December 31, 2011, (a) other than in connection with the negotiation, execution, delivery and performance of this Agreement, the Company and its Subsidiaries have conducted their respective businesses in all material respects in the ordinary course consistent with past practice, (b) none of the Company or any of its Subsidiaries has taken any action (or omitted to take any action) that, if taken (or omitted to be taken) after the date hereof without the consent of Parent, would have constituted a breach of any of the covenants set forth in clauses (i), (iii), (iv), (v), (vii), (xii), (xiii) or (xviii) of Section 5.1(a), and (c) there have not been any adverse changes, events or developments or prospective adverse changes, events or developments that, individually or in the aggregate, have had or would reasonably be expected to have a Company Material Adverse Effect.
Section 3.10    Litigation. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, there is no action, suit, claim, arbitration, investigation, inquiry, grievance or other proceeding (each, an “Action”) pending or, to the knowledge of the Company, threatened in writing against or affecting the Company or any of its Subsidiaries, or, to the knowledge of the Company, any of their respective properties or assets, or any present or former officer, director or employee of the Company or any of its Subsidiaries in such individual's capacity as such. Neither the Company nor any of its Subsidiaries nor any of their respective material properties or material assets is subject to any outstanding judgments, orders, injunctions, rulings or decrees of any Governmental Entity other than any judgment, order, injunction, ruling or decree that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect. As of the date hereof, there is no Action pending or, to the knowledge of the Company, threatened seeking to prevent, hinder, modify, delay or challenge the First Viper Merger or any of the other transactions contemplated by this Agreement. To the knowledge of the Company, neither the Company nor any of its Subsidiaries has received written notice of any claim for indemnification or for collection under any guarantee which would reasonably be expected to result in payments in excess of $50,000,000 after the date hereof, nor, to the knowledge of the Company, is any such claim threatened.
Section 3.11    Compliance with Laws; Permits.
(a)    The Company and each of its Subsidiaries are and have been in compliance with all Laws applicable to their businesses, operations, properties or assets, except where any non-compliance, individually or the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect. None of the Company or any of its Subsidiaries has received, since January 1, 2011, a notice or other written communication from any Governmental Entity or other Person alleging or relating to a possible material violation of any Law applicable to their businesses, operations, properties or assets and that would have a material impact on the Company and its Subsidiaries, taken as a whole.
(b)    The Company and each of its Subsidiaries is in possession of all franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals, clearances, permissions, qualifications, registrations and orders of any Governmental Entity, and all rights under any Contract with any Governmental Entity, necessary for the conduct of its business as such business is currently being conducted (the “Company Permits”), except where the failure to have any of the Company Permits has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. To the knowledge of the Company, all Company Permits are valid and in full force and effect, except where the failure to be in full force and effect has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company and each of its Subsidiaries is, and each of their respective businesses as being conducted is, in compliance in all respects with the terms and requirements of such Company Permits, except where the failure to be in compliance has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. There are no Actions pending or, to the Company's knowledge, threatened in writing, that seek the revocation, cancellation or adverse modification of any Company Permit, except where such revocation, cancellation or adverse modification would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
Section 3.12    Benefit Plans.
(a)    Section 3.12(a) of the Company Disclosure Letter sets forth, as of the date hereof, a true and complete list of each material “employee benefit plan” (within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)), whether or not subject to ERISA, and all material stock purchase, stock option, phantom stock or other equity-based plan, severance, employment, collective bargaining, change-in-control, retention, fringe benefit, bonus, incentive, deferred compensation and all other material employee benefit and compensation plans, agreements, programs, policies or other arrangements, whether or not subject to ERISA, under which any current or former employee, director or consultant of the Company or its Subsidiaries (or any of their dependents) has any right to compensation or benefits or the Company or its Subsidiaries has any liability or with respect to which it is otherwise bound. All such plans, agreements, programs, policies and arrangements shall be collectively referred to as the “Company Plans”. With respect to each Company Plan, the Company has furnished or made available to Parent a current, accurate and complete copy thereof (or standard form of employment terms, in the case of employment agreements) including copies of any planned or proposed amendments whether or not communicated to plan fiduciaries, trustees or employees and, to the extent applicable: (i) any related trust agreement, any funding instrument and agreements with investment managers, (ii) the most recent approval or determination letter from the applicable Governmental Entity in respect of any Company Plan that is required to be registered with a Governmental Entity or is intended to qualify for preferred Tax status, (iii) any summary plan description and other material written communications by the Company or its Subsidiaries to their employees concerning the extent of the benefits provided under a Company Plan and (iv) for the most recent plan year (A) any informational, Tax or substantially similar filing to a Governmental Entity required with respect to such Company Plan and all attached schedules or equivalent forms and/or reports, (B) audited financial statements and (C) actuarial valuation reports.
(b)    Except as provided in Section 3.12(b) of the Company Disclosure Letter:
(i)    each Company Plan has been established and administered in all material respects in accordance with its terms and in compliance with the provisions of applicable Law, and in respect of any Company Plan which is required to be funded all contributions required to be made under the terms of that Company Plan or as required by applicable Law have been timely made and in accordance with any agreed funding plan;
(ii)    each Company Plan that is intended to be qualified for special or favorable Tax treatment or is required to be registered with a Governmental Entity under applicable Law, has received the requisite confirmation that it is so qualified for such favorable Tax treatment or is so registered, as applicable, and nothing has occurred since the date of any such confirmation that would reasonably be expected to cause the loss of such qualified or registered status of such Company Plan;
(iii)    no Company Plan is the subject of or named in any Action (including any investigation, audit or other administrative proceeding) by any Governmental Entity, including the Pension Benefit Guarantee Corporation (the “PBGC”) or the UK Pensions Regulator or by any plan participant or beneficiary pending, and to the knowledge of the Company, no Action is threatened, relating to the Company Plans, any fiduciaries thereof with respect to their duties to the Company Plans or the assets of any of the trusts under any of the Company Plans (other than routine claims for benefits) that would reasonably be expected to have a Company Material Adverse Effect; and
(iv)    with respect to each Company Plan currently or formerly maintained by the Company, a Subsidiary or any Person that would be considered under applicable Law an entity with liability to or in respect of such Company Plan (a “Controlled Group Member”), and other than in respect of contributions or payments in the ordinary course, neither the Company nor any of its Subsidiaries has incurred, nor does it reasonably expect to incur, any material liability to the Company or any of its Subsidiaries to any Company Plan or to any Governmental Entity in connection with a Company Plan.
(c)    Other than contributions to social security plans, neither the Company, nor any of its Subsidiaries nor Controlled Group Member contributes to or is required to contribute to, or within the last six (6) years has contributed to or been required to contribute to, or otherwise has any liability (including withdrawal liability) or could reasonably be expected to incur any liability with respect to, any employee benefit plan to which it is required to contribute under the terms of a collective bargaining agreement or similar arrangement, which employee benefit plan also applies to entities who are not Controlled Group Members.
(d)    Other than the National Transcommunications Limited Pension Plan and the NTL 1999 Pension Scheme, neither the Company nor any of its Subsidiaries has any liability or contingent liability in respect of any defined benefit pension plan to which the United Kingdom Pensions Act 2004 applies. Virgin Media Limited and Virgin Media Business Limited are the only Subsidiaries that participate in the National Transcommunications Limited Pension Plan and the NTL 1999 Pension Scheme. Other than in PPF Guarantees, neither the Company nor any of its other Subsidiaries has any current obligation (whether conditional or unconditional) to make any payment to the National Transcommunications Limited Pension Plan or the NTL 1999 Pension Scheme. For purposes of this Section 3.12(d), “PPF Guarantees” means the guarantee dated 28 March 2011 given by Virgin Media Investment Holdings Limited and Virgin Media Secretaries Limited for Robert Mackenzie, Thomas O'Connor, Richard Buckle, Anthony Gee, Maurice Daw and Marcus Banks as trustees of the National Transcommunications Limited Pension Plan and the guarantee dated 24 March 2011 given by Virgin Media Investment Holdings Limited and Virgin Media Secretaries Limited for NTL Pension Trustees Limited as trustee of the NTL 1999 Pension Scheme.
(e)    None of the Company Plans provides for a right to terminate employment or for an increase in contributions, payment of a benefit, the increase of a benefit amount, the payment of a contingent benefit or the acceleration of the payment or vesting of a benefit determined or occasioned, in whole or in part, by reason of the approval or execution of this Agreement or the approval or consummation of the First Viper Merger or any of the other transactions contemplated hereby.
(f)    No Company Participant is entitled to any gross-up, make-whole or other additional payment from the Company or any of its Subsidiaries in respect of any Tax (including Federal, state, local or foreign income, excise or other Taxes (including Taxes imposed under Section 409A or 4999 of the Code)) or interest or penalty related thereto.
(g)    Neither the Company nor any of its Subsidiaries has made any payment or payments, or is obligated to make any payment or payments, that, in connection with the transactions contemplated by this Agreement (either alone or in combination with any other event), could result in the payment of any “excess parachute payment” (as defined in Section 280G of the Code or any similar provision of applicable Law).
(h)    Except as, individually or in the aggregate, has not and would not reasonably be expected to have a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries has classified any individual as an “independent contractor” or of similar status who, pursuant to the terms of applicable Law or a Company Plan, should have been classified as an “employee” or of similar status.
(i)    For purposes of this Agreement, “Company Participant” shall mean current or former director, officer, employee, contractor or consultant of the Company or any of its Subsidiaries.
Section 3.13    Labor Matters.
(a)    The Company and its Subsidiaries are and have been in compliance in all material respects with all applicable Laws relating to labor and employment, including those relating to wages, hours, collective bargaining, unemployment compensation, workers compensation, equal employment opportunity, discrimination, immigration control, employee classification, information privacy and security, payment and withholding of Taxes. Since January 1, 2011, there has not been any, and there is no material pending or, to the knowledge of the Company, threatened, labor dispute, work stoppage, labor strike or lockout against the Company or any of its Subsidiaries by employees or involving any works councils, trade unions, or other employee representatives.
(b)    Section 3.13(b) of the Company Disclosure Letter sets forth as at the date hereof a true and complete list of each collective bargaining agreement applicable to the Company or any of its Subsidiaries, other than mandatory national or industry-wide collective bargaining agreements, together with a list of all works council or similar agreements. There are no (i) unfair labor practice charges or complaints against the Company or any of its Subsidiaries pending before any labor relations tribunal or authority and to the knowledge of the Company no such charges or complaints are threatened, (ii) representation claims or petitions pending before any other labor relations tribunal or authority or (iii) grievances or pending arbitration proceedings against the Company or any of its Subsidiaries reasonably likely to result in a material liability to the Company or any of its Subsidiaries that arose out of or under any collective bargaining agreement. There are no current material severance or reduction in force programs in operation or currently proposed as of the date hereof to reduce workforce numbers at the Company or any Subsidiary which would require notification to employee representatives and/or to a Governmental Entity under applicable Law or which could require the implementation of a severance or social plan. Within the last three years, no requests for recognition of a trade union have been received by the Company or any of its Subsidiaries in respect of all or any of its employees and material details have been disclosed of all attempts to de-recognize trade unions in that period.
(c)    Section 3.13(c) of the Company Disclosure Letter sets forth, as of the date hereof, a true and complete list of the employment agreements in respect of each employee of the Company or of any Subsidiary where that employee's basic annual salary exceeds £230,000. No employee of the Company or any Subsidiary has a Contract of employment that requires the employing entity to give more than twelve (12) months' notice to terminate the employment of any such employee.

Section 3.14    Environmental Matters.
(a)    Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) the Company and each of its Subsidiaries (A) are, and since January 1, 2008 have been, in compliance in all respects with all applicable Environmental Laws and (B) have obtained or applied for all Environmental Permits necessary for their operations as currently conducted, each of which are valid and in good standing, and have timely made all appropriate filings for issuance or renewal of such Environmental Permits; (ii) there have been no Releases of any Hazardous Materials at any real property currently owned, leased, operated or controlled by the Company or any of its Subsidiaries or, to the knowledge of the Company, at any real property formerly owned, leased, operated or controlled by the Company or any of its Subsidiaries, that are reasonably likely to form the basis of any Environmental Claim against the Company or any of its Subsidiaries or impose liability or other obligations on the Company or any of its Subsidiaries under any Environmental Laws for any investigation, corrective action, remediation or monitoring with respect to such Releases; (iii) there are no Environmental Claims pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries; (iv) neither the Company nor any of its Subsidiaries is party to any agreement, order, judgment, or decree by or with any Governmental Entity or third party imposing any liability or obligation on the Company or any of its Subsidiaries under any Environmental Law; (v) neither the Company nor any of its Subsidiaries has retained or assumed, either contractually or by operation of Law, any liability or obligation that could reasonably be expected to form the basis of any Environmental Claim, or any liability under any Environmental Law, against the Company or any of its Subsidiaries; and (vi) to the knowledge of the Company there are no past or present conditions, events, circumstances, facts, activities, practices, incidents, actions, omissions or plans that may (A) interfere with or prevent continued compliance by the Company or its Subsidiaries with Environmental Laws or (B) give rise to any liability or other obligation under any Environmental Laws.
(b)    For purposes of this Agreement:
(i)    “Environmental Claims” means, in respect of any Person, any and all administrative, regulatory or judicial actions, suits, orders, decrees, demands, directives, claims, liens, proceedings or notices of noncompliance or violation by any Governmental Entity or other third party, alleging (A) liability with respect to the potential presence or Release of, or exposure to, any Hazardous Materials at any location, whether or not owned, operated, leased or managed by such Person, (B) indemnification, cost recovery, compensation or injunctive relief resulting from the presence or Release of, or exposure to, any Hazardous Materials, or (C) any other liability arising under Environmental Laws.
(ii)    “Environmental Law” means all applicable federal, state, local and foreign Laws (including legally binding international conventions, protocols and treaties), published and legally binding guidance documents, binding agreements or Environmental Permits issued, promulgated or entered into, by or with any Governmental Entity, relating to pollution, contamination, Hazardous Materials, natural resources, protection of the environment, or human health or safety relating to exposure to Hazardous Materials.

(iii)    “Environmental Permits” means all permits, licenses, identification numbers, registrations and other governmental authorizations required under or issued pursuant to applicable Environmental Laws.
(iv)    “Hazardous Materials” means (A) any substance that is listed, classified or regulated under any Environmental Law; (B) any petroleum product or by-product, asbestos-containing product or material, lead-containing paint or plumbing, polychlorinated biphenyls, radioactive material, toxic molds, or radon; or (C) any other substance that is the subject of regulatory action, or that could give rise to liability, under any Environmental Law.
(v)    “Release” means any spilling, leaking, pumping pouring, emitting, emptying, discharging, injecting, escaping, dumping, disposing, dispersing, leaching, or migrating into, onto, or through the environment or within or upon any building, structure, facility or fixture.
Section 3.15    Taxes.
(a)    The Company and each of its Subsidiaries have (i) timely filed all material Tax Returns required to be filed (taking into account any valid extensions of time to file) and all such Tax Returns are true, correct and complete in all material respects; and (ii) timely paid all material Taxes due and owing by the Company and each of its Subsidiaries (whether or not shown on any Tax Return), other than material Taxes that are not yet due or material Taxes that are being contested in good faith in appropriate proceedings and for which adequate reserves under GAAP have been established in the Company's financial statements.
(b)    No material Tax Return of the Company or any of its Subsidiaries is under audit or examination by any Governmental Entity, and no written notice of such an audit or examination has been received by the Company or any of its Subsidiaries. No deficiencies for any material amount of Taxes have been proposed, asserted or assessed against the Company or any of its Subsidiaries that have yet to be settled or paid. There are no outstanding waivers of any limitation periods or agreements providing for an extension of time for the filing of any material Tax Return, the assessment or collection of any income or similar Tax or a material amount of other Taxes by any relevant taxing authority or the payment of any income or similar Tax or a material amount of other Taxes by the Company or any of its Subsidiaries (other than any extensions of time to file Tax Returns obtained in the ordinary course consistent with past practice). No other procedure, proceeding or contest of any refund or deficiency in respect of any material amount of Taxes is pending in or on appeal from any Governmental Entity.
(c)    The Company and each of its Subsidiaries have complied in all material respects with all applicable Laws relating to the withholding, collection and remittance of Taxes and other deductions required to be withheld.
(d)    No written claim has been made by any Governmental Entity within the last six (6) years in a jurisdiction where either the Company or any of its Subsidiaries has not filed Tax Returns indicating that the Company or such Subsidiary is or may be subject to any Taxation with respect to income or similar Taxes or subject to a material amount of other Taxes in such jurisdiction.

(e)    There are no material Liens relating to or attributable to Taxes on the assets of the Company or any of its Subsidiaries, other than Permitted Liens.
(f)    Neither the Company nor any of its Subsidiaries (i) is a party to or is otherwise bound by any material Tax sharing, allocation or indemnification agreement or arrangement (other than agreements among the Company and its Subsidiaries and other than customary Tax indemnifications contained in credit or other commercial agreements the primary purpose of which does not relate to taxes); or (ii) has any liability for Taxes of any Person (other than the Company or any of its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Law), as a transferee or successor, by contract or otherwise.
(g)    The Company is not a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code, nor has it been a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(i) of the Code.
(h)    Neither the Company nor any of its Subsidiaries has participated in a listed transaction within the meaning of Section 6011 of the Code or Treasury Regulations Section 1.6011-4(b) or any arrangements which have been or are required to be disclosed pursuant to Part 7 of the U.K. Finance Act 2004 (or any similar provision of state, local or foreign Law).
(i)    Neither the Company nor any of its Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code within the past three (3) years. Neither the Company nor any of its Subsidiaries has, within the past six (6) years, (i) been engaged in, or been party to, any of the transactions set out in Chapter 5 of Part 23 of the U.K. Corporation Tax Act 2010, or (ii) made or received a chargeable payment as defined in section 1086 of that Act.
Section 3.16    Contracts.
(a)    Section 3.16(a) of the Company Disclosure Letter sets forth, as of the date hereof, a true and complete list of each of the following types of Contracts to which the Company or any of its Subsidiaries is a party or by which any of their respective properties or assets is bound:
(i)    any Contract that would be required to be filed by the Company as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act or disclosed by the Company under Item 1.01 on a Current Report on Form 8-K;
(ii)    any Contract with respect to the formation, creation, operation, management or control of any material joint venture, partnership, limited liability or other similar agreement or arrangement, including any Contract which could require the Company or any of its Subsidiaries to make a capital contribution to, or provide financing or funding to, any joint venture, partnership, limited liability or other similar agreement or arrangement in excess of $50,000,000 in the aggregate after the date hereof;

(iii)    any Contract (or series of related Contracts) relating to Indebtedness and having an outstanding principal amount in excess of $50,000,000 in the aggregate;
(iv)    any Contract (or series of related Contracts) involving the acquisition or disposition after the date hereof, directly or indirectly (by merger or otherwise), of assets or capital stock or other equity interests for aggregate consideration (in one or a series of transactions) under such Contract(s) of $50,000,000 or more in the aggregate (other than Contracts involving the supply of goods or services in the ordinary course of business consistent with past practice);
(v)    any engagement letter or similar Contract with any broker, investment bank, financial advisor or similar Person that would require the Company or any of its Subsidiaries (or, following the consummation of the First Viper Merger and the other transactions contemplated by this Agreement, would require (or would purport to require) UK Holdco or any of its Subsidiaries, including the Viper Surviving Corporation) to retain or engage, or pay any fee or commission to, any broker, investment bank, finder, financial advisor or other similar Person in connection with any acquisition, disposition, merger, consolidation, recapitalization, financing, capital raising or similar transaction;
(vi)    any Contract (or series of related Contracts) pursuant to which the Company or any Subsidiary has continuing “earn-out” or similar obligations that could result in payments in excess of $50,000,000 in the aggregate;
(vii)    any Contract (or series of related Contracts) that obligates the Company or any of its Subsidiaries to make any capital commitment, loan or capital expenditure in an amount in excess of $50,000,000 in the aggregate after the date hereof; or
(viii)    any Contract containing change in control provisions that have involved, or would reasonably be expected to involve, aggregate payments by the Company and its Subsidiaries in excess of (or a loss of benefits with an aggregate value in excess of) $50,000,000 during the year ended December 31, 2012 or the year ending December 31, 2013.
Each contract of the type described in clauses (i) through (viii) is referred to herein as a “Material Contract.”
(b)    Each Material Contract is valid and binding on the Company and/or its Subsidiaries to the extent the Company and/or such Subsidiary is a party thereto, as applicable, and to the knowledge of the Company, each other party thereto, and is in full force and effect and enforceable in accordance with its terms (subject to the Enforceability Exception). The Company and/or its Subsidiaries party thereto, as applicable, and, to the knowledge of the Company, each other party thereto, has performed in all material respects its obligations required to be performed by it under each Material Contract. There is no material default under any Material Contract by the Company or any of its Subsidiaries or, to the knowledge of the Company, any other party thereto, and no event or condition has occurred that (with or without notice or lapse of time, or both) would constitute a material default on the part of the Company or any of its Subsidiaries or, to the knowledge of the Company, any other party thereto under any such Material Contract, nor, to the knowledge of the Company, has the Company or any of its Subsidiaries received any notice of any such material default, event or condition. The Company has made available to Parent true and complete copies of all Material Contracts, including all amendments thereto.
Section 3.17    Insurance. The Company and its Subsidiaries are covered by valid and currently effective insurance policies issued in favor of the Company or one or more of its Subsidiaries that are customary and adequate for companies of similar size engaged in similar lines of business in which the Company or such Subsidiary operates. With respect to each material casualty, directors and officers liability, general liability, product liability or other type of insurance policy issued in favor of the Company or any of its Subsidiaries, or pursuant to which the Company or any of its Subsidiaries is a named insured or otherwise a beneficiary, (a) such policy is in full force and effect and all premiums due thereon have been paid, (b) neither the Company nor any of its Subsidiaries is in breach or default, and has not taken any action or failed to take any action which (with or without notice or lapse of time, or both) would constitute such a breach or default, or would permit termination or modification of, any such policy and (c) to the knowledge of the Company, no insurer issuing any such policy has been declared insolvent or placed in receivership, conservatorship or liquidation.
Section 3.18    Properties. With such exceptions as would not have had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse effect, the Company or one of its Subsidiaries has good title to, all of the real properties and tangible assets reflected in the Company's annual report on Form 10-K for the fiscal year ended December 31, 2011 or acquired after December 31, 2011 (other than assets disposed of since December 31, 2011 in the ordinary course of business consistent with past practice), free and clear of all Liens other than (i) Liens for current Taxes and assessments that are not yet due or for Taxes that are being contested in good faith in appropriate proceedings and for which adequate reserves under GAAP have been established in the Company's financial statements included in the Company SEC Documents, (ii) mechanics', workmen's, repairmen's, warehousemen's and carriers' Liens arising in the ordinary course of business of the Company or such Subsidiary consistent with past practice (iii) any such matters of record, Liens and other imperfections of title that do not, individually or in the aggregate, materially impair the continued ownership, use and operation of the assets to which they relate in the business of the Company and its Subsidiaries as currently conducted and (iv) security interests created pursuant to any existing financing arrangements disclosed in the Company SEC Documents or set forth on Schedule 3.18 of the Company Disclosure Letter (“Permitted Liens”).
Section 3.19    Intellectual Property. Except as have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each of the Patents, registered Marks, registered Copyrights, and domain names, and all applications for any of the foregoing, owned by or filed in the name of the Company or any of its Subsidiaries is in good standing before the Governmental Entity or other authority before which it is registered or pending and, to the knowledge of the Company, is valid and enforceable. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (a) to the knowledge of the Company, the business of the Company and its Subsidiaries as currently conducted does not infringe, misappropriate or otherwise violate any Intellectual Property Right of any third party, (b) to the knowledge of the Company, no third party is infringing, misappropriating or violating any Intellectual Property Rights owned or used by the Company or any of its Subsidiaries, (c) the Company or one of its Subsidiaries owns, or is validly licensed or otherwise has the right to use, all Intellectual Property Rights used in their businesses as currently conducted (“Company Intellectual Property”), (d) neither the Company nor any of its Subsidiaries has received any written complaint, claim, demand or notice alleging that the Company or one of its Subsidiaries has infringed upon, misappropriated or otherwise violated any Intellectual Property rights of third parties (including any claim that the Company or any of its Subsidiaries must license or refrain from using any Intellectual Property Rights of any third party), and (e) the Company and its Subsidiaries take all reasonable steps to maintain and protect the Company Intellectual Property. Section 3.19 of the Company Disclosure Letter includes a true and complete list of the Patents and registered or applied-for Marks and Copyrights owned by the Company or any of its Subsidiaries.
Section 3.20    State Takeover Statutes. The Company Board has taken, and during the period from the date of this Agreement to the First Viper Effective Time, the Company Board will take, all actions necessary to ensure that the restrictions applicable to business combinations contained in Section 203 of the DGCL are not, and will not be, applicable to this Agreement, the First Viper Merger and the other transactions contemplated hereby. The Company Board (at a meeting duly called and held) has, to the extent necessary, adopted (and has not subsequently rescinded or modified in any way) a resolution having the effect of causing the Company not to be subject to any “moratorium,” “fair price,” “business combination,” “control share acquisition” or similar provision of any state anti-takeover Law (collectively, “Takeover Laws”) as such may apply to this Agreement, the First Viper Merger and the other transactions contemplated hereby. No other Takeover Laws are, or at the First Viper Effective Time will be, applicable to this Agreement, the Support Agreement, the First Viper Merger or any of the other transactions contemplated hereby.
Section 3.21    Rights Plan. The Company has taken all action necessary pursuant to the Rights Agreement to provide that neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby, including the First Viper Merger, will result in (a) Parent, UK Holdco, any of the Merger Subs or any of their respective Affiliates or associates becoming an “Acquiring Person” or “Interested Stockholder” or (b) the occurrence of (i) a “Triggering Event”, (ii) a “Section 11(a)(ii) Event”, (iii) “Section 13 Event”, or (iv) “Shares Acquisition Date”, in each case as such terms are defined in the Rights Agreement.
Section 3.22    Related Party Transactions. During the period commencing on the date of the Company's last proxy statement filed with the SEC through the date of this Agreement, no event has occurred that would be required to be reported by the Company pursuant to Item 404 of Regulation S-K promulgated by the SEC.
Section 3.23    Certain Payments.
(a)    Neither the Company nor any of its Subsidiaries (nor, to the knowledge of the Company, any of their respective directors, officers, representatives, agents or employees) (i) has used or is using any corporate funds for any illegal contributions, gifts, entertainment or other unlawful expenses relating to political activity, (ii) has used or is using any corporate funds for any direct or indirect unlawful payments to any foreign or domestic governmental officials or employees, (iii) has violated or is violating any provision of the Foreign Corrupt Practices Act of 1977, as amended, or the UK Bribery Act 2010, as amended, the OECD Convention on Combating Bribery of Foreign Public Officials or any similar Law of any other jurisdiction (iv) has established or maintained, or is maintaining, any unlawful fund of corporate monies or other properties or (v) has made any bribe, unlawful rebate, payoff, influence payment, kickback or other unlawful payment of any nature.
(b)    None of the Company or any of its Subsidiaries (nor, to the knowledge of the Company, any of their respective directors, officers, representatives, agents or employees) is currently sanctioned under any of the Sanctions Laws and Regulations or is located in a Covered Country.
(c)    Since January 1, 2007, there have been no Contracts or transactions between the Company, any of its Subsidiaries or any of their respective directors, officers or employees, on the one hand, and any Covered Country, any territory or Person sanctioned under any of the Sanctions Laws and Regulations or any Person in any Covered Country or any such territory, on the other hand, that was in violation of any of the Sanction Laws and Regulations applicable to the Company, any of its Subsidiaries or any such individual, in the absence of the Company or such Subsidiary or individual having received authorizing licenses from OFAC and any other Governmental Entity, as applicable, for such activities.
(d)    For purposes of this Agreement:
(i)    “Covered Countries” means Burma (Myanmar), Cuba, Iran, Somalia, Sudan, Syria and the Democratic People's Republic of Korea (North Korea), and such other countries as are subject to Sanctions Laws and Regulations from time to time.
(ii)    “OFAC” means the Office of Foreign Assets Control of the U.S. Department of the Treasury.
(iii)    “Sanctions Laws and Regulations” means (A) any U.S. sanctions laws or regulations administered by OFAC, and (B) any other economic, military or other sanctions, including any export or trade control laws or regulations, of any Governmental Entity of the United States, the European Union, any member state of the European Union or any other applicable jurisdiction.
Section 3.24    Brokers. No broker, investment banker or financial advisor, other than Goldman, Sachs & Co. and J.P. Morgan Securities LLC (the “Company Financial Advisors”), the fees and expenses of which will be paid by the Company, is entitled to any broker's, finder's, financial advisor's or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company or any of its Affiliates.
Section 3.25    Opinion of Company Financial Advisors. The Company Board has received the oral opinions (to be confirmed in writing) of (a) Goldman, Sachs & Co. to the effect that, as of the date hereof, and subject to the assumptions, limitations and qualifications set forth therein, the Company Merger Consideration to be paid to holders (other than Parent and its affiliates) of shares of Company Common Stock pursuant hereto is fair from a financial point of view to such holders and (b) J.P. Morgan Securities LLC to the effect that, as of the date hereof, and subject to the assumptions, limitations and qualifications set forth therein, the Company Merger Consideration to be paid to holders of shares of Company Common Stock is fair, from a financial point of view, to such holders. A true and complete copy of the signed, written opinions of the Company Financial Advisors will promptly be made available to Parent for informational purposes only.
Section 3.26    No Other Representations.
(a)    Except for the representations and warranties made by the Company in this Article III, neither the Company nor any other Person makes any express or implied representation or warranty with respect to the Company or any of its Subsidiaries or their respective businesses, operations, assets, liabilities, condition (financial or otherwise) or prospects, and the Company hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, except for the representations and warranties made by the Company in this Article III, neither the Company nor any other Person makes or has made any representation or warranty to Parent or any of its Affiliates or Representatives with respect to (i) any financial projection, forecast, estimate, budget or prospective information relating to the Company or any of its Subsidiaries or their respective businesses or operations, or (ii) any oral or written information presented to Parent or any of its Affiliates or Representatives in the course of its due diligence investigation of the Company, the negotiation of this Agreement or in the course of the transactions contemplated hereby.
(b)    Notwithstanding anything contained in this Agreement to the contrary, the Company acknowledges and agrees that none of Parent, UK Holdco, any of the Merger Subs or any other Person has made or is making any representations or warranties whatsoever, express or implied, beyond those expressly given by Parent, UK Holdco and the Merger Subs in Article IV hereof, including any implied representation or warranty as to the accuracy or completeness of any information regarding Parent furnished or made available to the Company or any of its Affiliates or Representatives.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF
PARENT, UK HOLDCO AND THE MERGER SUBs
Parent, UK Holdco and each of the Merger Subs represent and warrant to the Company as follows (it being understood that each representation and warranty contained in this Article IV is subject to: (a) the exceptions and disclosures set forth in the corresponding section or subsection of the disclosure letter delivered by Parent to the Company contemporaneously with the execution of this Agreement (the “Parent Disclosure Letter”), (b) any exception or disclosure set forth in any other section or subsection of the Parent Disclosure Letter to the extent it is reasonably apparent from the face of such exception or disclosure that such exception or disclosure would qualify such representation and warranty, and (c) any information set forth in the Parent SEC Documents filed or furnished on the SEC's EDGAR database on or after January 1, 2012 and publicly available at least five (5) Business Days prior to the date of this Agreement (other than (i) information set forth therein under the headings “Risk Factors” or “Forward-Looking Statements” or a similar heading, (ii) included in a disclaimer under a heading referencing the Private Securities Litigation Reform Act of 1995 and (iii) any other information set forth therein that is predictive or forward-looking in nature) to the extent it is reasonably apparent from the face of such information that such information would qualify such representation and warranty; provided, however, that the disclosures in the Parent SEC Documents shall not be deemed to qualify any representation or warranty made in Section 4.2:
Section 4.1    Organization, Standing and Power.
(a)    Each of Parent, UK Holdco, each of the Merger Subs, and each of Parent's other Subsidiaries (i) is an entity duly organized, validly existing and (to the extent such concept is applicable) in good standing under the Laws of the jurisdiction of its organization, (ii) has all requisite corporate or similar power and authority to own, lease and operate its properties and to carry on its business as now being conducted and (iii) is duly qualified or licensed to do business as a foreign entity and (to the extent such concept is applicable) is in good standing in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, except in the case of clause (iii) and, as they relate to Subsidiaries, in the case of clauses (i) and (ii), where the failure to be so qualified, licensed or in good standing, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect.
(b)    Parent has made available to the Company true and complete copies of Parent's certificate of incorporation (the “Parent Charter”) and bylaws (the “Parent Bylaws”), in each case as amended to the date of this Agreement, and each as so delivered is in full force and effect. Parent is not in violation of any provision of the Parent Charter or Parent Bylaws.
(c)    Parent has made available to the Company true and complete copies of the certificates of formation or similar organizational documents of UK Holdco and each of the Merger Subs, in each case as amended to the date of this Agreement, and each as so delivered is in full force and effect.
Section 4.2    Capital Stock.
(a)    The authorized capital stock of Parent consists of 1,100,000,000 shares of capital stock divided into the following classes and series: (i) 500,000,000 shares of common stock, par value $0.01 per share, designated as Series A Common Stock (the “Series A Parent Common Stock”), (ii) 50,000,000 shares of common stock, par value $0.01 per share, designated as Series B Common Stock (the “Series B Parent Common Stock”), (iii) 500,000,000 shares of common stock, par value $0.01 per share, designated as Series C Common Stock (the “Series C Parent Common Stock”), and (iv) 50,000,000 shares of preferred stock, par value $0.01 per share (the “Parent Preferred Stock”). As of the close of business on February 1, 2013 (the “Parent Measurement Date”), (i) 257,016,200 shares of Parent Common Stock (excluding treasury shares) were issued and outstanding, of which (1) 141,441,916 shares of Series A Parent Common Stock (excluding treasury shares) were issued and outstanding, including outstanding shares of restricted stock, (2) 10,191,436 shares of Series B Parent Common Stock (excluding treasury shares) were issued and outstanding and (3) 105,382,848 shares of Series C Parent Common Stock (excluding treasury shares) were issued and outstanding, including outstanding shares of restricted stock, (ii) no shares of Parent Common Stock were held by Parent in its treasury, (iii) no shares of Parent Preferred Stock were issued and outstanding and no shares of Parent Preferred Stock were held by Parent in its treasury, (iv) 9,117,193 shares of Parent Common Stock were reserved for issuance pursuant to all outstanding stock appreciation rights and awards of options to purchase 4,526,726 shares of Series A Parent Common Stock and 4,590,467 shares of Series C Parent Common Stock (collectively, the “Parent Options”) under the Parent Incentive Plans (with Series A Parent Common Stock and Series C Parent Common Stock each having a weighted average exercise or grant price set forth on Section 4.2(a) of the Parent Disclosure Letter), (v) there were outstanding awards of performance based and time based restricted share units in respect of 1,041,823 shares of Series A Parent Common Stock and 1,042,116 shares of Series C Parent Common Stock (together, “Parent Restricted Stock Awards”) under the Parent Incentive Plans. All outstanding shares of capital stock of Parent are, and all shares reserved for issuance will be, when issued, duly authorized, validly issued, fully paid and nonassessable and not subject to or issued in violation of any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the DGCL, the Parent Charter, the Parent Bylaws or any Contract to which Parent is a party or is otherwise bound. Neither Parent nor any of its Subsidiaries has outstanding any bonds, debentures, notes or other similar obligations having the right to vote (or convertible into, or exchangeable or exercisable for, securities having the right to vote) with the stockholders of Parent on any matter. Except as set forth in this Section 4.2(a) and except for changes since the close of business on the Parent Measurement Date resulting from the exercise, settlement or forfeiture of Parent Options or Parent Restricted Stock Awards which would reduce the number of Parent Options and Parent Restricted Stock Awards outstanding on the Parent Measurement Date by a corresponding amount, as of the date hereof, there are no outstanding (A) shares of capital stock or other voting securities or equity interests of Parent, (B) securities of Parent or any of its Subsidiaries convertible into or exchangeable or exercisable for shares of capital stock of Parent or other voting securities or equity interests of Parent, (C) stock appreciation rights, “phantom” stock rights, performance units, interests in or rights to the ownership or earnings of Parent or any of its Subsidiaries or other equity equivalent or equity-based awards or rights, (D) subscriptions, options, warrants, calls, commitments, Contracts or other rights to acquire from Parent or any of its Subsidiaries, or obligations of Parent or any of its Subsidiaries to issue, any shares of capital stock of Parent, voting securities, equity interests or securities convertible into or exchangeable or exercisable for capital stock or other voting securities or equity interests of Parent or rights or interests described in the preceding clause (C), or (E) obligations of Parent or any of its Subsidiaries to repurchase, redeem or otherwise acquire any such securities or to issue, grant, deliver or sell, or cause to be issued, granted, delivered or sold, any such securities.
(b)    Other than the Support Agreement, there are no stockholder agreements, voting trusts or other agreements or understandings to which Parent or any of its Subsidiaries is a party with respect to the holding, voting, registration, redemption, repurchase or disposition of, or that restricts the transfer of, any capital stock or other voting securities or equity interests of Parent.
(c)    As of the date hereof, Parent owns 100% of the issued and outstanding ownership interests in Lynx Merger Sub 1, and, as of the Closing Date, UK Holdco will own 100% of the issued and outstanding equity interests in Lynx Merger Sub 1.

(d)    Lynx Merger Sub 1 owns 100% of the issued and outstanding ownership interests in Lynx Merger Sub 2.
(e)    UK Holdco owns 100% of the issued and outstanding equity interests in UK Midco, which, as of the date hereof, owns 100% of the issued and outstanding ownership interests in Viper Merger Sub 1, and, as of the Closing Date, will own 100% of the issued and outstanding equity interests in Viper Merger Sub 1.
(f)    Viper Merger Sub 1 owns 100% of the issued and outstanding ownership interests in Viper Merger Sub 2.
(g)    As of the date hereof, Parent owns 100% of the ordinary shares of UK Holdco all of which are ordinary shares, par value £10.00 per share, designated as Class E Ordinary Shares. As of the Closing Date, the authorized share capital of UK Holdco will consist of ordinary shares divided into the following classes: (i) ordinary shares, par value $1.00 per share, designated as Class A Ordinary Shares (the “Series A Holdco Shares”), (ii) ordinary shares, par value $1.00 per share, designated as Class B Ordinary Shares (the “Series B Holdco Shares”), (iii) ordinary shares, par value $1.00 per share, designated as Class C Ordinary Shares (the “Series C Holdco Shares”), and (iv) ordinary shares, par value £10.00 per share, designated as Class E Ordinary Shares (the “Series E Holdco Shares”). The Holdco Shares to be issued pursuant to the First Viper Merger and the First Lynx Merger will be duly authorized, validly issued and fully paid and not subject to any preemptive rights.
(h)    Neither Parent nor any of its Subsidiaries owns, beneficially or of record, any shares of Company Common Stock or Company Convertible Notes, has the right to acquire any Company Common Stock or Company Convertible Notes, or is party to any agreement, arrangement or understanding with any Person (other than this Agreement) with respect to the acquisition, holding, voting or disposition of any shares of Company Common Stock or Company Convertible Notes. For purposes of this Section 4.2(h), the term “beneficial ownership” shall have the meaning ascribed thereto in Rule 13d-3 of the Exchange Act.
Section 4.3    Subsidiaries. All outstanding shares of capital stock and other voting securities or equity interests of each Subsidiary of Parent have been duly authorized and validly issued, are fully paid, nonassessable (where relevant) and not subject to any preemptive rights. All outstanding shares of capital stock and other voting securities or equity interests of each such Subsidiary are owned by Parent or a wholly-owned Subsidiary of Parent, free and clear of all Liens, other than restrictions imposed by applicable securities laws. Neither Parent nor any of its Subsidiaries has outstanding any bonds, debentures, notes or other obligations having the right to vote (or convertible into, or exchangeable or exercisable for, securities having the right to vote) on any matter with the holders of shares capital stock or other equity interests of any Subsidiary of Parent. There are no outstanding (a) shares of capital stock or other voting securities or equity interests of any Subsidiary of Parent (other than shares of capital stock or other voting securities or equity interests owned by Parent or a wholly-owned Subsidiary of Parent), (b) securities of Parent or any of its Subsidiaries convertible into or exchangeable or exercisable for shares of capital stock of any Subsidiary of Parent or other voting securities or equity interests of any Subsidiary of Parent, (c) subscriptions, options, warrants, calls, commitments, Contracts or other rights to acquire from Parent or any of its Subsidiaries, or obligations of Parent or any of its

Subsidiaries to issue, any shares of capital stock of any Subsidiary of Parent, voting securities, equity interests or securities convertible into or exchangeable or exercisable for capital stock or other voting securities or equity interests of any Subsidiary of Parent, or (d) obligations of Parent or any of its Subsidiaries to repurchase, redeem or otherwise acquire any such securities or to issue, grant, deliver or sell, or cause to be issued, granted, delivered or sold, any such securities. There are no stockholder agreements, voting trusts or other agreements or understandings to which Parent or any of its Subsidiaries is a party with respect to the holding, voting, registration, redemption, repurchase or disposition of, or that restricts the transfer of, any capital stock or other voting securities or equity interests of any Subsidiary of Parent. Except for the capital stock of, or other equity or voting interests in, its Subsidiaries, as of the date hereof, Parent does not own, directly or indirectly, any equity, membership interest, partnership interest, joint venture interest, or other equity or voting interest in, or any interest convertible into, exercisable or exchangeable for any of the foregoing, nor is it under any current or prospective obligation to form or participate in, provide funds to, make any loan, capital contribution, guarantee, credit enhancement or other investment in, or assume any liability or obligation of, any Person.
Section 4.4    Authority.
(a)    Each of Parent, UK Holdco and each of the Merger Subs has all necessary corporate or similar power and authority, to execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby, including the Mergers, subject to receipt of the Parent Stockholder Approval. The execution, delivery and performance of this Agreement by Parent, UK Holdco and each of the Merger Subs and the consummation by Parent, UK Holdco and each of the Merger Subs of the transactions contemplated hereby, including the Mergers, have been duly authorized by all necessary corporate or similar action on the part of Parent, UK Holdco and each of the Merger Subs, as applicable, and no other corporate or similar proceedings on the part of Parent, UK Holdco or any of the Merger Subs are necessary to approve this Agreement or to consummate the Mergers and the other transactions contemplated hereby, other than (i) the Merger Sub Corporate Approvals; (ii) the approval of the issuance of the shares of Holdco Shares included in the Company Merger Consideration and the Parent Merger Consideration (the “Holdco Share Issuance”) by a majority of votes cast on a proposal to approve such issuance; (iii) in the case of the consummation of the First Lynx Merger, the adoption and approval of this Agreement by the holders of at least a majority of the voting power of the outstanding shares of Parent Common Stock entitled to vote thereon, voting together as a single class ((ii) and (iii) collectively, the “Parent Stockholder Approval”); (iv) the adoption and approval of this Agreement by (A) Parent in its capacity as the sole member of Lynx Merger Sub 1, (B) Lynx Merger Sub 1 in its capacity as the sole member of Lynx Merger Sub 2, (C) UK Midco in its capacity as the sole member Viper Merger Sub 1 and (D) Viper Merger Sub 1 in its capacity as the sole member of Viper Merger Sub 2 (subsections (A), (B), (C) and (D), collectively, the “Merger Sub Approvals”), which Parent shall cause to be effected promptly after the execution of this Agreement; and (v) Parent in its capacity as the sole shareholder of UK Holdco (the “UK Holdco Shareholder Approval”). Holders of Series C Parent Common Stock are not entitled to vote on the Holdco Share Issuance or the adoption and approval of this Agreement. This Agreement has been duly executed and delivered by Parent, UK Holdco and each of the Merger Subs and, assuming the due authorization, execution and delivery by the Company, constitutes a valid and binding obligation of each of Parent, UK

Holdco and each of the Merger Subs, enforceable against each of Parent, UK Holdco and each of the Merger Subs in accordance with its terms (subject to the Enforceability Exception).
(b)    The board of directors of Parent (the “Parent Board”), at a meeting duly called and held, unanimously adopted resolutions (i) determining that the terms of this Agreement and the other transactions contemplated hereby are fair to and in the best interests of Parent's stockholders and in favor of the entry into this Agreement, (ii) approving and declaring advisable this Agreement and the transactions contemplated hereby, including the Mergers, (iii) directing that the Holdco Share Issuance and this Agreement be submitted to the stockholders of Parent for adoption and approval, and (iv) resolving to recommend that Parent's stockholders vote in favor of the approval of the Holdco Share Issuance and the approval and adoption of this Agreement and the transactions contemplated hereby, including the First Lynx Merger (“Parent Board Recommendation”), which resolutions have not been subsequently rescinded, modified or withdrawn in any way, except as may be permitted by Section 5.3.
(c)    The Parent Stockholder Approval is the only vote of the holders of any class or series of Parent's capital stock or other securities required in connection with the consummation of the Holdco Share Issuance, the First Lynx Merger and the other transactions contemplated hereby. No vote of the holders of any class or series of Parent's capital stock or other securities is required in connection with the consummation of any of the transactions contemplated hereby to be consummated by Parent other than the vote on the Holdco Share Issuance and the First Lynx Merger.
(d)    The sole member of each of the Merger Subs, by duly executed written consent, adopted resolutions for each of the Merger Subs approving and declaring advisable this Agreement and the transactions contemplated hereby, including the Mergers.
(e)    The Merger Sub Approvals and the Merger Sub Corporate Approvals are the only consent of the holders of any class or series of each of the Merger Subs' capital stock, membership interests or other securities required in connection with the consummation of the Mergers and the other transactions contemplated hereby. No consent of the holders of any class or series of any of the Merger Subs' capital stock, membership interests or other securities is required in connection with the consummation of any of the transactions contemplated hereby to be consummated by the Merger Subs other than the Mergers.
(f)    The Board of Directors of UK Holdco, by duly executed written consent, adopted resolutions (i) determining that the terms of this Agreement, the Mergers and the other transactions contemplated hereby are in the best interests of UK Holdco's sole shareholder, (ii) approving this Agreement and the transactions contemplated hereby, including the Mergers, (iii) directing that this Agreement be submitted to Parent, as UK Holdco's sole shareholder, for adoption and approval and (iv) resolving to recommend that Parent, as UK Holdco's sole shareholder, vote in favor of the adoption and approval of this Agreement and the transactions contemplated hereby, including the Mergers, which resolutions have not been subsequently rescinded, modified or withdrawn in any way.
(g)    The UK Holdco Shareholder Approval is the only vote of the holders of any class or series of UK Holdco's shares or other securities required in connection with the consummation of the Mergers and the other transactions contemplated hereby. No vote of the holders of any class or series of UK Holdco's shares or other securities is required in connection with the consummation of any of the transactions contemplated hereby to be consummated by UK Holdco other than the Mergers.
Section 4.5    No Conflict; Consents and Approvals.
(a)    The execution, delivery and performance of this Agreement by each of Parent, UK Holdco and each of the Merger Subs does not, and the consummation of the Mergers and the other transactions contemplated hereby and compliance by each of Parent, UK Holdco and each of the Merger Subs with the provisions hereof will not, conflict with, or result in any violation or breach of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of, or result in, termination, cancellation, modification or acceleration of any obligation or to the loss of a material benefit under, or result in the creation of any Lien in or upon any of the properties, assets or rights of Parent or any of its Subsidiaries, including UK Holdco and each of the Merger Subs, under, or give rise to any increased, additional, accelerated or guaranteed rights or entitlements under, or require any consent, waiver or approval of any Person pursuant to, any provision of (i) the Parent Charter or Parent Bylaws, or the articles of association, certificate of incorporation or bylaws (or similar organizational documents) of UK Holdco or any of the Merger Subs, (ii) the certificate of incorporation or bylaws (or similar organizational documents) of any other Subsidiary of Parent, (iii) any Contract to which Parent or any of its Subsidiaries is a party or by which Parent or any of its Subsidiaries or any of their respective properties or assets may be bound or (iv) subject to the governmental and regulatory filings and other matters referred to in Section 4.5(b), any Law or any rule or regulation of Nasdaq, the UK Financial Services Authority or the London Stock Exchange applicable to Parent or any of its Subsidiaries or by which Parent or any of its Subsidiaries or any of their respective properties or assets may be bound, except in the cases of clauses (ii), (iii) and (iv) above for any such conflicts, violations, breaches, defaults or other occurrences that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect.
(b)    No consent, approval, order or authorization of, or registration, declaration, filing with or notice to, any Governmental Entity is required by or with respect to Parent or any of its Subsidiaries in connection with the execution, delivery and performance of this Agreement by Parent, UK Holdco and each of the Merger Subs or the consummation by Parent, UK Holdco and each of the Merger Subs of the Mergers and the other transactions contemplated hereby or compliance with the provisions hereof, except for (i) the notification under the EUMR, (ii) such consents, approvals, orders, authorizations, registrations, declarations, filing and notices required to be made or obtained under any Antitrust Laws, (iii) such filings and reports as may be required pursuant to the applicable requirements of the Securities Act, the Exchange Act and any other applicable state or federal securities Laws and “blue sky” Laws, (iv) the filing of the First Viper Certificate of Merger, the Second Viper Certificate of Merger, the First Lynx Certificate of Merger and the Second Lynx Certificate of Merger with the Delaware Secretary of State as required by the DGCL and/or the DLLCA, as applicable, and appropriate documents with the relevant authorities of other states or jurisdictions in which Parent is qualified to do business, (v) any filings and approvals required under the rules and regulations of Nasdaq, the UK Financial Services Authority or the London Stock Exchange, (vi)

any notices to, or consents, waivers or confirmations from any relevant Governmental Entity in connection with all licenses, franchises, agreements, permits, registrations or other authorizations granted by any Governmental Entity to Parent or any of its Subsidiaries, or which the Parent or any of its Subsidiaries takes benefit of, under the Communications Laws, including all certificates of compliance which are required to be issued by or filed with OFCOM or any other Governmental Entity (collectively, the “Parent License Consents”) and (vii) such other consents, approvals, orders, authorizations, registrations, declarations, filings or notices the failure of which to be obtained or made, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect. Neither the entering into of this Agreement nor the consummation of the transactions contemplated hereby shall require the consent, consultation with, or negotiations with any unions, works councils or employee representative bodies.
(c)    Section 4.5(c) of the Parent Disclosure Letter sets forth all material Parent License Consents other than those Parent License Consents that require only that notices be given in connection with this Agreement and the consummation of the Mergers and the other transactions contemplated hereby.
Section 4.6    Public Reporting; Financial Statements.
(a)    Parent has filed with or furnished to the SEC on a timely basis, and has heretofore made available to the Company (or made publicly available on the SEC website), true and complete copies of all forms, reports, schedules, statements and other documents required to be filed with or furnished to the SEC by Parent since January 1, 2010 (all such documents, together with all exhibits and schedules to the foregoing materials and all information incorporated therein by reference, the “Parent SEC Documents”). Telenet Group Holding NV (“Telenet”) has filed or furnished any material form, report, statement, schedule or other document required to be filed with any stock exchange, self regulatory organization, or Governmental Entity that oversees public reporting obligations applicable to Telenet's publicly traded securities on a timely basis, and has heretofore made available to the Company (or made publicly available on Telenet's website), true and complete copies of all such forms, reports, schedules, statements and other documents required to be filed with or furnished to such stock exchange, self regulatory organization, or Governmental Entity by Telenet since January 1, 2010 (all such documents, together, with all exhibits and schedules thereto to the foregoing materials and all information incorporated therein, the “Telenet Documents”). As of their respective filing or furnished dates (or, if amended or superseded by a filing or a document furnished prior to the date of this Agreement, then on such filing or furnished date), the Parent SEC Documents complied in all material respects with the applicable requirements of the Securities Act and the Exchange Act, as the case may be, including, in each case, the rules and regulations promulgated thereunder, and the Telenet Documents complied in all material respects with all Laws applicable thereto and none of the Parent SEC Documents or the Telenet Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Parent is in compliance in all material respects with the applicable requirements of the Sarbanes-Oxley Act and the Dodd-Frank Act, including, in each case, the rules and regulations thereunder. No Subsidiary of Parent is required to register its securities pursuant to the Exchange Act or is subject to the reporting requirements thereunder.

(b)    The financial statements (including the related notes and schedules thereto) included (or incorporated by reference) in the Parent SEC Documents (the “Parent Financial Statements”) (i) have been prepared in accordance with GAAP (except, in the case of unaudited statements, as permitted by Form 10-Q, Form 8-K or any successor form under the Exchange Act) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto), (ii) comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto and (iii)  present fairly in all material respects the consolidated financial position of Parent and its Subsidiaries as of the dates thereof and their respective consolidated results of operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal and recurring year-end audit adjustments that were not, or are not expected to be, material in amount).
(c)    Parent has established and maintains “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act). Such disclosure controls and procedures are designed to ensure that information relating to Parent, including its consolidated Subsidiaries, required to be disclosed in Parent's periodic and current reports under the Exchange Act, is made known to Parent's management, including its principal executive and principal financial officers, or others performing similar functions, by others within those entities, as appropriate, to allow timely decisions regarding required disclosures as required under the Exchange Act. Parent's management has evaluated, with the participation of Parent's principal executive and principal financial officers, or persons performing similar functions, the effectiveness of Parent's disclosure controls and procedures and, to the extent required by applicable Law, presented in any applicable Parent SEC Document that is a report on Form 10-K or Form 10-Q, or any amendment thereto, their conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by such report or amendment based on such evaluation.
(d)    Parent and its Subsidiaries have established and maintain a system of “internal control over financial reporting” (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) regarding the reliability of Parent's financial reporting and the preparation of Parent's financial statements for external purposes in accordance with GAAP which is sufficient to provide reasonable assurance (i) that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP, consistently applied, (ii) that transactions are executed only in accordance with the authorization of management and (iii) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of the properties or assets of Parent and its Subsidiaries. Parent has disclosed, based on its most recent evaluation of Parent's internal control over financial reporting prior to the date hereof, to Parent's auditors and audit committee (A) any significant deficiencies and material weaknesses in the design or operation of Parent's internal control over financial reporting which are reasonably likely to adversely affect Parent's ability to record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in Parent's internal control over financial reporting.
(e)    Since January 1, 2010, (i) neither Parent nor any of its Subsidiaries, nor, to the knowledge of Parent, any director, officer, auditor or accountant of Parent or any of its Subsidiaries has received any material complaint, allegation, assertion or claim, whether written or oral, regarding the Parent's or Telenet's financial statements or accounting or auditing practices of Parent or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that Parent or any of its Subsidiaries has engaged in improper accounting or auditing practices and (ii) no attorney representing Parent or any of its Subsidiaries, whether or not employed by Parent or any of its Subsidiaries, has reported evidence of a material violation of securities Laws, breach of fiduciary duty or similar violation by Parent or any of its Subsidiaries or any of their respective officers, directors, employees or agents to the Parent Board or any committee thereof or to any director or officer of Parent or any of its Subsidiaries.
(f)    As of the date hereof, there are no outstanding or unresolved comments in any comment letters received from the SEC staff with respect to the Parent SEC Documents. To the knowledge of Parent, as of the date hereof, none of the Parent SEC Documents is subject to ongoing review or outstanding SEC comment or investigation.
(g)    Neither Parent nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off balance sheet partnership or any similar Contract (including any Contract or arrangement relating to any transaction or relationship between or among Parent and any of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K of the SEC)), where the result, purpose or intended effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, Parent or any of its Subsidiaries in Parent's or such Subsidiary's published financial statements or other Parent SEC Documents.
(h)    Parent is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of Nasdaq.
Section 4.7    No Undisclosed Liabilities. Neither Parent nor any of its Subsidiaries has, or is subject to, any liabilities or obligations of any nature, whether accrued, absolute, contingent or otherwise, known or unknown, whether due or to become due and whether or not required to be recorded or reflected on a balance sheet under GAAP, except (a) to the extent accrued or reserved against in the Parent Financial Statements, (b) obligations incurred in the ordinary course of business which do not result from a breach of Contract or violation of Law by Parent or any of its Subsidiaries and (c) for liabilities and obligations that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect.
Section 4.8    Certain Information. None of the information supplied or to be supplied in writing by or on behalf of Parent, UK Holdco or any of the Merger Subs specifically for inclusion or incorporation by reference in the Form S-4 will, at the time the Form S-4 is filed with the SEC, at the time of any amendment or supplement thereto and at the time it (or any post-effective amendment or supplement) becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading. None of the information supplied or to be supplied in writing by or on behalf of Parent, UK Holdco or any of the Merger Subs specifically for inclusion or incorporation by reference in the Joint Proxy Statement will, at the time it is mailed to the Company's stockholders and Parent's stockholders or at the time of the Company Stockholders Meeting or the Parent Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading. The Form S-4 will comply as to form in all material respects with the provisions of the Exchange Act (i) at the time it is mailed to the Company's stockholders and Parent's stockholders and (ii) at the time of the Company Stockholders Meeting and the Parent Stockholders Meeting. The representations and warranties contained in this Section 4.8 do not and will not apply to statements included in the Form S-4 or the Joint Proxy Statement based on information supplied by or on behalf of the Company specifically for inclusion or incorporation by reference therein.
Section 4.9    Absence of Certain Changes or Events. Since December 31, 2011, (a) other than in connection with the negotiation, execution, delivery and performance of this Agreement, Parent and its Subsidiaries have conducted their respective businesses in all material respects in the ordinary course consistent with past practice, (b) none of Parent or any of its Subsidiaries has taken any action (or omitted to take any action) that, if taken (or omitted to be taken) after the date hereof without the consent of the Company, would have constituted a breach of any of the covenants set forth in clauses (i), (iii), (iv), (vi) or (vii) of Section 5.1(b), and (c) there have not been any adverse changes, events or developments or prospective adverse changes, events or developments that, individually or in the aggregate, have had or would reasonably be expected to have a Parent Material Adverse Effect.
Section 4.10    Litigation. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, there is no Action pending or, to the knowledge of Parent, threatened in writing against or affecting Parent or any of its Subsidiaries, or, to the knowledge of Parent, any of their respective properties or assets, or any present or former officer, director or employee of Parent or any of its Subsidiaries in such individual's capacity as such. Neither Parent nor any of its Subsidiaries nor any of their respective material properties or material assets is subject to any outstanding judgments, orders, injunctions, rulings or decrees of any Governmental Entity other than any judgment, order, injunction, ruling or decree that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect. As of the date hereof, there is no Action pending or, to the knowledge of Parent, threatened seeking to prevent, hinder, modify, delay or challenge the Mergers or any of the other transactions contemplated by this Agreement. To the knowledge of Parent, neither Parent nor any of its Subsidiaries has received written notice of any claim for indemnification or for collection under any guarantee which would reasonably be expected to result in payments in excess of $100,000,000 after the date hereof, nor, to the knowledge of Parent, is any such claim threatened.
Section 4.11    Compliance with Laws; Permits.
(a)    Parent and each of its Subsidiaries are and have been in compliance with all Laws applicable to their businesses, operations, properties or assets, except where any non-compliance, individually or the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect. None of Parent or any of its Subsidiaries has received, since January 1, 2011, a notice or other written communication from any Governmental Entity or other Person alleging or relating to a possible material violation of any Law applicable to their businesses, operations, properties or assets and that would have a material impact on Parent and its Subsidiaries, taken as a whole.
(b)    Parent and each of its Subsidiaries is in possession of all franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals, clearances, permissions, qualifications, registrations and orders of any Governmental Entity, and all rights under any Contract with any Governmental Entity, necessary for the conduct of its business as such business is currently being conducted (the “Parent Permits”), except where the failure to have any of the Parent Permits has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. To the knowledge of Parent, all Parent Permits are valid and in full force and effect, except where the failure to be in full force and effect has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Parent and each of its Subsidiaries is, and each of their respective businesses as being conducted is, in compliance in all respects with the terms and requirements of such Parent Permits, except where the failure to be in compliance has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. There are no Actions pending or, to Parent's knowledge, threatened in writing, that seek the revocation, cancellation or adverse modification of any Parent Permit, except where such revocation, cancellation or adverse modification would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.
Section 4.12    Benefit Plans.
(a)    Section 4.12(a) of the Parent Disclosure Letter sets forth, as of the date hereof, a true and complete list of each material “employee benefit plan” (within the meaning of Section 3(3) of ERISA) whether or not subject to ERISA, and all material stock purchase, stock option, phantom stock or other equity-based plans, severance, employment, collective bargaining, change-in-control, retention, fringe benefit, bonus, incentive, deferred compensation and all other material employee benefit and compensation plans, agreements, programs, policies or other arrangements, whether or not subject to ERISA, under which any current or former employee, director or consultant of Parent or its Subsidiaries (or any of their dependents) has any right to compensation or benefits or Parent or its Subsidiaries has any liability or with respect to which it is otherwise bound. All such plans, agreements, programs, policies and arrangements shall be collectively referred to as the “Parent Plans.” With respect to each Parent Plan, Parent has furnished or made available to the Company a current, accurate and complete copy thereof (or standard form of employment terms, in the case of employment agreements) including copies of any planned or proposed amendments whether or not communicated to plan fiduciaries, trustees or employees and, to the extent applicable: (i) any related trust agreement, any funding instrument and agreements with investment managers, (ii) the most recent approval or determination letter from the applicable Governmental Entity in respect of any Parent Plan that is required to be registered with a Governmental Entity or is intended to qualify for preferred Tax status, (iii) any summary plan description and other material written communications by Parent or its Subsidiaries to their employees concerning the extent of the benefits provided under a Parent Plan and (iv) for the most recent plan year (A) any informational, Tax or substantially similar filing to a Governmental Entity required with respect to such Parent Plan and all attached schedules or equivalent forms and/or reports, (B) audited financial statements and (C) actuarial valuation reports.
(b)    Except as, individually or in the aggregate, has not and would not reasonably be expected to have a Parent Material Adverse Effect:
(i)    each Parent Plan has been established and administered in accordance with its terms and in compliance with the provisions of applicable Law, and in respect of any Parent Plan which is required to be funded all contributions required to be made under the terms of that Parent Plan have been timely made and in accordance with any agreed funding plan;
(ii)    each Parent Plan intended to be qualified for special or favorable Tax treatment or is required to be registered with a Governmental Entity under applicable Law, has received the requisite confirmation that it is so qualified for such favorable Tax treatment or is so registered, as applicable, and nothing has occurred since the date of any such confirmation that would reasonably be expected to cause the loss of such qualified or registered status of such Parent Plan;
(iii)    no Parent Plan is the subject of or named in any Action (including any investigation, audit or other administrative proceeding) by any Governmental Entity, including PBGC or the UK Pensions Regulator or by any plan participant or beneficiary pending, and to the knowledge of Parent, no Action is threatened, relating to the Parent Plans, any fiduciaries thereof with respect to their duties to the Parent Plans or the assets of any of the trusts under any of the Parent Plans (other than routine claims for benefits); and
(iv)    with respect to each Parent Plan currently or formerly maintained by Parent, a Subsidiary or any Controlled Group Member, and other than in respect of contributions or payments in the ordinary course, neither Parent nor any of its Subsidiaries has incurred, nor does it reasonably expect to incur, any liability to the Parent Plan or any Governmental Entity in connection with a Parent Plan.
(c)    Other than contributions to social security plans, neither Parent, nor any of its Subsidiaries nor Controlled Group Member contributes to or is required to contribute to, or within the last six (6) years has contributed to or been required to contribute to, or otherwise has any liability (including withdrawal liability) or could reasonably be expected to incur any liability with respect to, any employee benefit plan to which it is required to contribute under the terms of a collective bargaining agreement or similar arrangement, which employee benefit plan also applies to entities who are not Controlled Group Members, in each instance on a material basis.
(d)    Neither Parent nor any of its Subsidiaries has any material liability or contingent liability in respect of any defined benefit pension plan to which the United Kingdom Pensions Act 2004 applies.
(e)    None of the Parent Plans provides for a material increase in contributions, payment of a benefit, increase of a benefit amount, payment of a contingent benefit or acceleration of the payment or vesting of a benefit determined or occasioned, in whole or in part, by reason of the approval or execution of this Agreement or the approval or consummation of the Merger or any of the other transactions contemplated hereby.
(f)    No Parent Participant is entitled to a material gross-up, make-whole or other additional payment from the Parent or any of its Subsidiaries in respect of any Tax (including Federal, state, local or foreign income, excise or other Taxes (including Taxes imposed under Section 409A or 4999 of the Code)) or interest or penalty related thereto.
(g)    Neither the Parent nor any of its Subsidiaries has made any payment or payments, or is obligated to make any payment or payments, that, in connection with the transactions contemplated by this Agreement (either alone or in combination with any other event), could result in the payment of any “excess parachute payment” (as defined in Section 280G of the Code or any similar provision of applicable Law).
(h)    Except as, individually or in the aggregate, has not and would not reasonably be expected to have a Parent Material Adverse Effect, neither the Parent nor any of its Subsidiaries has classified any individual as an “independent contractor” or of similar status who, pursuant to the terms of applicable Law or a Parent Plan, should have been classified as an “employee” or of similar status.
(i)    For purposes of this Agreement, “Parent Participant” shall mean current or former director, officer, employee, contractor or consultant of Parent or any of its Subsidiaries.
Section 4.13    Labor Matters.
(a)    Parent and its Subsidiaries are and have been in compliance with all applicable Laws relating to labor and employment, including those relating to wages, hours, collective bargaining, unemployment compensation, workers compensation, equal employment opportunity, discrimination, immigration control, employee classification, information privacy and security, payment and withholding of Taxes, except where any non-compliance, individually or the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect. Since January 1, 2011, there has not been any, and there is no material pending or, to the knowledge of Parent, threatened, labor dispute, work stoppage, labor strike or lockout against Parent or any of its Subsidiaries by employees.
(b)    There are no (i) material unfair labor practice charges or complaints against Parent or any of its Subsidiaries pending before any other labor relations tribunal or authority and to the knowledge of Parent no such charges or complaints are threatened, (ii) representation claims or petitions pending before any labor relations tribunal or authority or (iii) grievances or pending arbitration proceedings against Parent or any of its Subsidiaries reasonably likely to result in a material liability to Parent or any of its Subsidiaries that arose out of or under any collective bargaining agreement. There are no current material severance or reduction in force programs in operation to reduce workforce numbers at the Parent or any Subsidiary which would require notification to employee representatives and/or to a Governmental Entity under applicable Law or which could require the implementation of a severance or social plan.

(c)    Section 4.13(c) of the Parent Disclosure Letter sets forth as of the date hereof a true and complete list of the employment agreements in respect of each executive officer of Parent where that officer's basic annual salary exceeds $350,000.
Section 4.14    Environmental Matters. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (a) Parent and each of its Subsidiaries (i) are, and since January 1, 2008 have been, in compliance in all respects with all applicable Environmental Laws and (ii) have obtained or applied for all Environmental Permits necessary for their operations as currently conducted, each of which are valid and in good standing, and have timely made all appropriate filings for issuance or renewal of such Environmental Permits; (b) there have been no Releases of any Hazardous Materials at any real property currently owned, leased, operated or controlled by Parent or any of its Subsidiaries or, to the knowledge of Parent, at any real property formerly owned, leased, operated or controlled by Parent or any of its Subsidiaries, that are reasonably likely to form the basis of any Environmental Claim against Parent or any of its Subsidiaries or impose liability or other obligations on Parent or any of its Subsidiaries under any Environmental Laws for any investigation, corrective action, remediation or monitoring with respect to such Releases; (c) there are no Environmental Claims pending or, to the knowledge of Parent, threatened against Parent or any of its Subsidiaries; (d) neither Parent nor any of its Subsidiaries is party to any agreement, order, judgment, or decree by or with any Governmental Entity or third party imposing any liability or obligation on Parent or any Subsidiary under any Environmental Law; (e) neither Parent nor any of its Subsidiaries has retained or assumed, either contractually or by operation of Law, any liability or obligation that could reasonably be expected to form the basis of any Environmental Claim, or any liability under any Environmental Law, against the Parent or any of its Subsidiaries; and (f) to the knowledge of Parent there are no past or present conditions, events, circumstances, facts, activities, practices, incidents, actions, omissions or plans that may (i) interfere with or prevent continued compliance by Parent or its Subsidiaries with Environmental Laws or (ii) give rise to any liability or other obligation under any Environmental Laws.
Section 4.15    Taxes.
(a)    Parent and each of its Subsidiaries have (i) timely filed all material Tax Returns required to be filed (taking into account any valid extensions of time to file) and all such Tax Returns are true, correct and complete in all material respects; and (ii) timely paid all material Taxes due and owing by Parent and each of its Subsidiaries (whether or not shown on any Tax Return), other than material Taxes that are not yet due or material Taxes that are being contested in good faith in appropriate proceedings and for which adequate reserves under GAAP have been established in Parent's financial statements.
(b)    No material Tax Return of Parent or any of its Subsidiaries is under audit or examination by any Governmental Entity, and no written notice of such an audit or examination has been received by Parent or any of its Subsidiaries. No deficiencies for any material amount of Taxes have been proposed, asserted or assessed against Parent or any of its Subsidiaries that have yet to be settled or paid. There are no outstanding waivers of any limitation periods or agreements providing for an extension of time for the filing of any material Tax Return, the assessment or collection of any income or similar Tax or a material amount of other Taxes by any relevant taxing authority or the payment of any income or similar Tax or a material amount of other Taxes by Parent or any of its Subsidiaries (other than any extensions of time to file Tax Returns obtained in the ordinary course consistent with past practice). No other procedure, proceeding or contest of any refund or deficiency in respect of any material amount of Taxes is pending in or on appeal from any Governmental Entity.
(c)    Parent and each of its Subsidiaries have complied in all material respects with all applicable Laws relating to the withholding, collection and remittance of Taxes and other deductions required to be withheld.
(d)    No written claim has been made by any Governmental Entity within the last six (6) years in a jurisdiction where either Parent or any of its Subsidiaries has not filed Tax Returns indicating that Parent or such Subsidiary is or may be subject to any Taxation with respect to income or similar Taxes or subject to a material amount of other Taxes in such jurisdiction.
(e)    There are no material Liens relating to or attributable to Taxes on the assets of Parent or any of its Subsidiaries, other than Parent Permitted Liens.
(f)    Neither Parent nor any of its Subsidiaries (i) is a party to or is otherwise bound by any material Tax sharing, allocation or indemnification agreement or arrangement (other than agreements among Parent and its Subsidiaries and other than customary Tax indemnifications contained in credit or other commercial agreements the primary purpose of which does not relate to taxes); or (ii) has any liability for Taxes of any Person (other than Parent or any of its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Law), as a transferee or successor, by contract or otherwise.
(g)    Parent is not a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code, nor has it been a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(i) of the Code.
(h)    Neither Parent nor any of its Subsidiaries has participated in a listed transaction within the meaning of Section 6011 of the Code or Treasury Regulations Section 1.6011-4(b) or any arrangements which have been or are required to be disclosed pursuant to Part 7 of the U.K. Finance Act 2004 (or any similar provision of state, local or foreign Law).
(i)    Neither Parent nor any of its Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code within the past three (3) years. Neither Parent nor any of its Subsidiaries has, within the past six (6) years, (i) been engaged in, or been party to, any of the transactions set out in Chapter 5 of Part 23 of the U.K. Corporation Tax Act 2010, or (ii) made or received a chargeable payment as defined in section 1086 of that Act.

Section 4.16    Contracts.
(a)    Section 4.16(a) of the Parent Disclosure Letter sets forth, as of the date hereof, a true and complete list of each of the following types of Contracts to which Parent or any of its Subsidiaries is a party or by which any of their respective properties or assets is bound:
(i)    any Contract that would be required to be filed by Parent as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act or disclosed by Parent under Item 1.01 on a Current Report on Form 8-K;
(ii)    any Contract with respect to the formation, creation, operation, management or control of any material joint venture, partnership, limited liability or other similar agreement or arrangement, including any Contract which could require Parent or any of its Subsidiaries to make a capital contribution to, or provide financing or funding to, any joint venture, partnership, limited liability or other similar agreement or arrangement in excess of $100,000,000 in the aggregate after the date hereof;
(iii)    any Contract (or series of related Contracts) pursuant to which Parent or any Subsidiary has continuing “earn-out” or similar obligations that could result in payments in excess of $100,000,000 in the aggregate;
(iv)    any Contract (or series of related Contracts) that obligates Parent or any of its Subsidiaries to make any capital commitment, loan or capital expenditure in an amount in excess of $100,000,000 in the aggregate after the date hereof;
(v)    any Contract containing change in control provisions that have involved, or would reasonably be expected to involve, aggregate payments by Parent and its Subsidiaries in excess of (or a loss of benefits with an aggregate value in excess of) $100,000,000 during the year ended December 31, 2012 or the year ending December 31, 2013;
(vi)    any Contract relating to vendor financing programs or arrangements involving amounts in excess of $100,000,000 in the aggregate for any program, arrangement or series of related programs or arrangements; or
(vii)    any Contract (or series of related Contracts) involving the acquisition or disposition after the date hereof, directly or indirectly (by merger or otherwise), of assets or capital stock or other equity interests for aggregate consideration (in one or a series of transactions) under such Contract(s) of $100,000,000 or more in the aggregate (other than Contracts involving the supply of goods or services in the ordinary course of business consistent with past practice).
Each contract of the type described in clauses (i) through (vii) is referred to herein as a “Parent Material Contract.”
(b)    Each Parent Material Contract is valid and binding on Parent and/or its Subsidiaries to the extent Parent and/or such Subsidiary is a party thereto, as applicable, and to the knowledge of Parent, each other party thereto, and is in full force and effect and enforceable in accordance with its terms (subject to the Enforceability Exception). Parent and/or its

Subsidiaries party thereto, as applicable, and, to the knowledge of Parent, each other party thereto, has performed in all material respects its obligations required to be performed by it under each Parent Material Contract. There is no material default under any Parent Material Contract by Parent or any of its Subsidiaries or, to the knowledge of Parent, any other party thereto, and no event or condition has occurred that (with or without notice or lapse of time, or both) would constitute a material default on the part of Parent or any of its Subsidiaries or, to the knowledge of Parent, any other party thereto under any such Parent Material Contract, nor, to the knowledge of Parent, has Parent or any of its Subsidiaries received any notice of any such material default, event or condition. Parent has made available to the Company true and complete copies of all Parent Material Contracts, including all amendments thereto.
Section 4.17    Insurance. Parent and its Subsidiaries are covered by valid and currently effective insurance policies issued in favor of Parent or one or more of its Subsidiaries that are customary and adequate for companies of similar size engaged in similar lines of business in which Parent or such Subsidiary operates. With respect to each material casualty, directors and officers liability, general liability, product liability or other type of insurance policy issued in favor of Parent or any of its Subsidiaries, or pursuant to which Parent or any of its Subsidiaries is a named insured or otherwise a beneficiary, (a) such policy is in full force and effect and all premiums due thereon have been paid, (b) neither Parent nor any of its Subsidiaries is in breach or default, and has not taken any action or failed to take any action which (with or without notice or lapse of time, or both) would constitute such a breach or default, or would permit termination or modification of, any such policy and (c) to the knowledge of Parent, no insurer issuing any such policy has been declared insolvent or placed in receivership, conservatorship or liquidation.
Section 4.18    Properties. With such exceptions as would not have had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, Parent or one of its Subsidiaries has good title to, all of the real properties and tangible assets reflected in the Company's annual report on Form 10-K for the fiscal year ended December 31, 2011 or acquired after December 31, 2011 (other than assets disposed of since December 31, 2011 in the ordinary course of business consistent with past practice), free and clear of all Liens other than (i) Liens for current Taxes and assessments that are not yet due or for Taxes that are being contested in good faith in appropriate proceedings and for which adequate reserves under GAAP have been established in Parent's financial statements included in the Parent SEC Documents, (ii) mechanics', workmen's, repairmen's, warehousemen's and carriers' Liens arising in the ordinary course of business of Parent or such Subsidiary consistent with past practice, (iii) any such matters of record, Liens and other imperfections of title that do not, individually or in the aggregate, materially impair the continued ownership, use and operation of the assets to which they relate in the business of Parent and its Subsidiaries as currently conducted and (iv) security interests created pursuant to any existing financing arrangements disclosed in the Parent SEC Documents or set forth on Section 4.18 of the Parent Disclosure Letter (“Parent Permitted Liens”).
Section 4.19    Intellectual Property. Except as have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, each of the Patents, registered Marks, registered Copyrights, and domain names, and all applications for any of the foregoing, owned by or filed in the name of Parent or any of its Subsidiaries is in good standing before the Governmental Entity or other authority before which it is registered or pending and, to the knowledge of Parent, is valid and enforceable. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (a) to the knowledge of Parent the business of Parent and its Subsidiaries as currently conducted does not infringe, misappropriate or otherwise violate any Intellectual Property Right of any third party, (b) to the knowledge of Parent, no third party is infringing, misappropriating or violating any Intellectual Property Rights owned or used by Parent or any of its Subsidiaries, (c) Parent or one of its Subsidiaries owns, or is validly licensed or otherwise has the right to use, all Intellectual Property Rights used in their businesses as currently conducted (“Parent Intellectual Property”), (d) neither Parent nor any of its Subsidiaries has received any written complaint, claim, demand or notice alleging that Parent or one of its Subsidiaries has infringed upon, misappropriated or otherwise violated any Intellectual Property Rights of third parties (including any claim that Parent or any of its Subsidiaries must license or refrain from using any Intellectual Property rights of any third party), and (e) Parent and its Subsidiaries take all reasonable steps to maintain and protect the Parent Intellectual Property. Section 4.19 of the Parent Disclosure Letter includes a true and complete list of the registered or applied-for Marks, Patents and Copyrights owned by Parent or any of its Subsidiaries.
Section 4.20    Related Party Transactions. During the period commencing on the date of Parent's last proxy statement filed with the SEC through the date of this Agreement, no event has occurred that would be required to be reported by Parent pursuant to Item 404 of Regulation S-K promulgated by the SEC.
Section 4.21    Certain Payments.
(a)    Neither Parent nor any of its Subsidiaries (nor, to the knowledge of Parent, any of their respective directors, officers, representatives, agents or employees) (i) has used or is using any corporate funds for any illegal contributions, gifts, entertainment or other unlawful expenses relating to political activity, (ii) has used or is using any corporate funds for any direct or indirect unlawful payments to any foreign or domestic governmental officials or employees, (iii) has violated or is violating any provision of the Foreign Corrupt Practices Act of 1977, as amended, or the UK Bribery Act 2010, as amended, the OECD Convention on Combating Bribery of Foreign Public Officials or any similar Law of any other jurisdiction (iv) has established or maintained, or is maintaining, any unlawful fund of corporate monies or other properties or (v) has made any bribe, unlawful rebate, payoff, influence payment, kickback or other unlawful payment of any nature.
(b)    None of Parent or any of its Subsidiaries (nor, to the knowledge of Parent, any of their respective directors, officers, representatives, agents or employees) is currently sanctioned under any of the Sanctions Laws and Regulations or is located in a Covered Country.
(c)    Since January 1, 2007, there have been no Contracts or transactions between Parent, any of its Subsidiaries or any of their respective directors, officers or employees, on the one hand, and any Covered Country, any territory or Person sanctioned under any of the Sanctions Laws and Regulations or any Person in any Covered Country or any such territory, on the other hand, that was in violation of any of the Sanction Laws and Regulations applicable to Parent, any of its Subsidiaries or any such individual, in the absence of Parent or such Subsidiary or individual having received authorizing licenses from OFAC and any other Governmental Entity, as applicable, for such activities.
Section 4.22    Sufficient Funds; Reserved Shares. UK Holdco and its Subsidiaries will have available to them at the First Viper Effective Time, (a) sufficient cash and other sources of immediately available funds and (b) sufficient Holdco Shares reserved for issuance, to consummate the transactions contemplated hereby, including payment of the aggregate Company Merger Consideration and the aggregate Parent Merger Consideration, any dividends or distributions payable pursuant to Section 2.8(e) and any cash in lieu of fractional Holdco Shares payable pursuant to Section 2.8(g).
Section 4.23    Brokers. No broker, investment banker or financial advisor, other than LionTree Advisors LLC and Credit Suisse Securities (USA) LLC (the “Parent Financial Advisors”), the fees and expenses of which will be paid by Parent, is entitled to any broker's, finder's, financial advisor's or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent or any of its Affiliates.
Section 4.24    Opinions of Parent Financial Advisors. The Parent Board has received the oral opinions (to be confirmed in writing) of the Parent Financial Advisors to the effect that, as of the date hereof, and subject to the assumptions, limitations and qualifications set forth therein, the Company Merger Consideration is fair, from a financial point of view, to Parent. A true and complete copy of the signed, written opinions of the Parent Financial Advisors will promptly be made available to the Company for informational purposes only.
Section 4.25    UK Holdco; Merger Subs. Each of the Merger Subs was formed, and each of UK Holdco and UK Midco was formed, solely for the purpose of engaging in the Mergers and the related transactions pursuant to this Agreement and none of UK Holdco, UK Midco or any of the Merger Subs has engaged in any business other than in connection with the Mergers and related transactions pursuant to this Agreement.
Section 4.26    Financing.
(a)    Parent has provided the Company with true and complete copies of the fully executed commitment letters or other financing agreements (the “Definitive Financing Agreements”), dated as of the date hereof, by and among the parties named therein (collectively, and together with the exhibits, schedules, annexes and amendments thereto in effect as of the date hereof, the “Financing Commitments” and the initial purchasers and lenders party thereto, the “Financing Parties”), pursuant to which such Financing Parties have agreed, subject to and on the terms and conditions set forth therein, to lend or otherwise provide the principal amounts of indebtedness set forth therein (the “Debt Financing”) to the parties specified therein to (A) finance a portion of the payment of the Cash Consideration, (B) refinance (the “Proposed Refinancing”) the indebtedness of the Company and its subsidiaries listed on Section 4.26(a) of the Parent Disclosure Letter (the “Scheduled Indebtedness”), and (C) finance the payment of fees, expenses, accrued interest and premiums, as applicable, related to the provision of the Debt Financing or the refinancing of the Scheduled Indebtedness. Other than the Definitive Financing Agreements, there are no side letters or other agreements, contracts or arrangements relating to the Debt Financing, including any that could affect the availability of the Debt Financing, except for agreements between Parent, UK Holdco or any of the Merger Subs and the Company or a subsidiary of the Company, to which Parent, UK Holdco, any of the Merger Subs or any of their Affiliates is a party.
(b)    Except as expressly set forth in the Definitive Financing Agreements, there are no conditions precedent to the obligations of the Financing Parties to make the Debt Financing available to the parties specified therein on the terms contained therein or any contingencies that would permit the Financing Parties to reduce the total amount of the Debt Financing. As of the date of this Agreement, none of Parent, UK Holdco or any of the Merger Subs has reason to believe that either Parent or Merger Sub will be unable to satisfy on a timely basis any term or condition of the Financing Commitments required to be satisfied by it on or prior to the Closing Date, nor does Parent, UK Holdco or any of the Merger Subs have knowledge that any of the Financing Parties will not perform its obligations thereunder.
(c)    Assuming the Debt Financing is funded in accordance with its terms and conditions upon the consummation of the First Viper Merger, the aggregate proceeds of the Debt Financing, when funded in accordance with the Financing Commitments, together with UK Holdco's (and its Subsidiaries') and Parent's cash on hand and other sources of immediately available funds, shall enable (i) Parent, UK Holdco and/or one or more of the Merger Subs at the First Viper Effective Time to (A) pay in full the aggregate Cash Consideration and (B) effect the Proposed Refinancing and (ii) Parent, UK Holdco, the Merger Subs and the Surviving Corporation to pay in full all fees and expenses payable by any of them in connection with the Merger.
(d)    As of the date of this Agreement, the Financing Commitments are valid and binding obligations of Parent, UK Holdco and each of the Merger Subs and, to the knowledge of Parent, of each of the other parties thereto and are in full force and effect. As of the date of this Agreement, no event within the direct control of Parent, UK Holdco or any of the Merger Subs has occurred that, with or without notice, lapse of time or both, would reasonably be expected to constitute a default or breach or an incurable failure to satisfy a condition precedent on the part of Parent, UK Holdco or any of the Merger Subs under the terms and conditions of the Financing Commitments, other than any such default or breach that has been waived by the Financing Parties or otherwise cured in a timely manner by Parent, UK Holdco and/or one or more of the Merger Subs. As of the date of this Agreement, Parent, UK Holdco and the Merger Subs have paid in full any and all commitment fees or other fees required to be paid pursuant to the terms of the Financing Commitments on or before the date of this Agreement. As of the date hereof, the Financing Commitments have not been modified, amended or altered since executed copies thereof were delivered to the Company.
(e)    In no event shall the receipt or availability of any funds or financing (including, for the avoidance of doubt, the Debt Financing) by Parent, UK Holdco or any of the Merger Subs or any other financing or other transactions be a condition to any of Parent's, UK Holdco's or any of the Merger Subs' obligations hereunder.

(f)    None of Parent, UK Holdco or any of the Merger Subs is a party to any agreement which expressly limits or restricts the ability of any Person to provide debt financing for other potential purchasers of the Company.
Section 4.27    No Other Representations.
(a)    Except for the representations and warranties made by the Parent, UK Holdco and each of the Merger Subs in this Article IV, none of Parent, UK Holdco, any of the Merger Subs or any other Person makes any express or implied representation or warranty with respect to Parent, UK Holdco or any of the Merger Subs or any of their respective Subsidiaries or their respective businesses, operations, assets, liabilities, condition (financial or otherwise) or prospects, and Parent, UK Holdco and each of the Merger Subs hereby disclaim any such other representations or warranties. In particular, without limiting the foregoing disclaimer, except for the representations and warranties made by Parent, UK Holdco and each of the Merger Subs in this Article IV, none of Parent, UK Holdco, any of the Merger Subs or any other Person makes or has made any representation or warranty to the Company or any of its Affiliates or Representatives with respect to (i) any financial projection, forecast, estimate, budget or prospective information relating to Parent, UK Holdco, any of the Merger Subs or any of their respective Subsidiaries or their respective businesses or operations, or (ii) any oral or written information presented to the Company or any of its Affiliates or Representatives in the course of its due diligence investigation of Parent, the negotiation of this Agreement or in the course of the transactions contemplated hereby.
(b)    Notwithstanding anything contained in this Agreement to the contrary, Parent, UK Holdco and each of the Merger Subs acknowledge and agree that neither the Company nor any other Person has made or is making any representations or warranties whatsoever, express or implied, beyond those expressly given by the Company in Article III hereof, including any implied representation or warranty as to the accuracy or completeness of any information regarding the Company furnished or made available to Parent, UK Holdco or any of the Merger Subs or any of their respective Affiliates or Representatives.

ARTICLE V
COVENANTS
Section 5.1    Conduct of Business.
(a)    Conduct of Business by the Company. From and after the date hereof until the earlier of the First Viper Effective Time and the termination of this Agreement in accordance with its terms, except as consented to in writing in advance by Parent (which consent shall not be unreasonably withheld, conditioned or delayed) or as otherwise expressly required or prohibited by this Agreement, the Company shall, and shall cause each of its Subsidiaries, unless prohibited under applicable Law, to, (i) maintain its existence in good standing (to the extent that the Laws of the jurisdiction of its incorporation or formation recognize the concept of good standing) under the Laws of the jurisdiction of its incorporation or formation, (ii) use reasonable best efforts to in all material respects, (A) carry on its business in the ordinary course consistent with past practice, (B) preserve intact the material components of its business organization, (C) keep available the services of its current officers and employees who are integral to the ordinary course operations of its business, (D) preserve its goodwill and its relationships with customers, suppliers, licensors, licensees, distributors and others having material business dealings with it, and (E) maintain its existing (or reasonably comparable) insurance coverage, and (iii) comply in all material respects with all applicable Laws wherever its business is conducted, including the timely filing of all reports, forms or other documents with the SEC required pursuant to the Securities Act or the Exchange Act. In addition to and without limiting the generality of the foregoing, during the period from the date of this Agreement to the First Viper Effective Time, except as set forth in Section 5.1(a) of the Company Disclosure Letter or as expressly required by this Agreement, the Company shall not, and shall not permit any of its Subsidiaries, without Parent's prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed, other than with respect to clauses (i), (ii), (iii), (vii), (xvi) and (xvii), with respect to which consent may be withheld at Parent's sole discretion unless such action is required by applicable Law) to:
(i)    (A) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock or property) in respect of, any of its capital stock, except for dividends or distributions by a direct or indirect wholly owned Subsidiary of the Company to the Company or another direct or indirect wholly owned Subsidiary and except that the Company may declare, set a record date with respect to and pay a quarterly cash dividend of no more than $0.04 per share of Company Common Stock consistent with past practice, including with respect to timing of the applicable record and payment dates (it being acknowledged by Parent that the payment of the $0.04 per share dividend of Company Common Stock that would have normally been paid by the Company in the quarter during which the Closing is expected to occur may be accelerated to a date prior to the Closing Date), (B) purchase, redeem or otherwise acquire shares of capital stock or other equity interests or rights of the Company or its Subsidiaries or any options, warrants, or rights to acquire any such shares or other equity interests or rights, other than the acquisition of shares of capital stock or other equity interests or rights of a direct or indirect wholly owned Subsidiary of the Company from the Company or any other direct or indirect wholly owned Subsidiary of the Company, other than the acquisition of Company Common Stock upon the exercise or settlement of outstanding Company Options, Company CSOPs, Sharesave Options, Company Stock Units, LTIP Shares or awards under the JSOP or the acquisition of outstanding Company Options, Company CSOPs, Sharesave Options, Company Stock Units, LTIP shares or awards under the JSOP, upon the forfeiture thereof or (C) split, combine, reclassify or otherwise amend the terms of any of the capital stock of the Company or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of capital stock of the Company, other than the issuance of shares of Company Common Stock upon the exercise or settlement of outstanding Company Options, Company CSOPs, Sharesave Options, Company Stock Units, LTIP shares or awards under the JSOP in accordance with their terms;
(ii)    issue, deliver, sell, grant, pledge or otherwise encumber or subject to any Lien any shares of its capital stock or other equity interests or, except as permitted pursuant to Section 5.1(a)(xvi), any securities convertible into, or exchangeable for or exercisable for any such shares or other equity interests, or any rights, warrants or options to acquire, any such shares or other equity interests, or any stock appreciation rights, “phantom” stock rights, performance units, rights to receive shares of capital stock of the Company on a deferred basis or other rights linked to the value of shares of Company Common Stock, other than pursuant to Contracts set forth in Section 5.1(a)(ii) of the Company Disclosure Letter (other than by a wholly-owned Subsidiary of the Company to the Company or any other wholly-owned Subsidiary of the Company and other than the issuance of shares of Company Common Stock upon the exercise or settlement of outstanding Company Options, Company CSOPs, Sharesave Options, Company Stock Units, LTIP Shares or awards under the JSOP in accordance with their terms);
(iii)    in the case of the Company and its Subsidiaries, amend or otherwise change, or authorize or propose to amend or otherwise change, its certificate of incorporation or bylaws (or similar organizational documents);
(iv)    directly or indirectly acquire or agree to acquire (A) by merging or consolidating with, purchasing a substantial equity interest in or a substantial portion of the assets of, or making a substantial investment in or a substantial loan or capital contribution to, any corporation, partnership, association or other business organization or division thereof or (B) any assets that are otherwise material to the Company and its Subsidiaries, taken as a whole;
(v)    directly or indirectly sell, sell and leaseback, abandon, mortgage or subject to any Lien or otherwise dispose in whole or in part of any of its material properties, material assets or material rights (other than granting rights to network assets in the ordinary course of business consistent with past practice) or any interest therein, except sales of inventory or obsolete assets in the ordinary course of business consistent with past practice;
(vi)    directly or indirectly wholesale, lease or license any of its material properties, material assets or material network assets except in the ordinary course of business consistent with past practice;
(vii)    in the case of the Company and its Subsidiaries, adopt or enter into a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization;
(viii)    (A) incur, create, assume or otherwise become liable for, or repay or prepay, any Indebtedness or amend, modify or refinance any Indebtedness other than (1) borrowings and re-borrowings under existing revolving credit facilities in the ordinary course of business and (2) other Indebtedness (not subject to any pre-payment penalty or breakage costs), in an aggregate amount not in excess of $50,000,000 or (B) make any loans, advances or capital contributions to, or investments in, any other Person, other than the Company or any direct or indirect wholly owned Subsidiary of the Company;
(ix)    incur any capital expenditure (except that the Company and its Subsidiaries may make capital expenditures: (A) that, in the aggregate, do not exceed the aggregate amount set forth in the Company's annual capital expenditure budget made available to Parent prior to the date of this Agreement; or (B) when added to all other capital expenditures made on behalf of the Company and its Subsidiaries since the date of this Agreement but not provided for in the Company's capital expenditure budget made available to Parent prior to the date of this Agreement, do not exceed $25,000,000 in the aggregate);

(x)    other than in the ordinary course of business consistent with past practice and with respect to any Material Contract relating to programming with a value of less than $25,000,000 (over its entire term) or any other Material Contract with a value of less than $50,000,000 (over its entire term), (A) modify, amend, terminate, cancel or extend any Material Contract (other than upon a material breach thereof by the counterparty thereto or upon expiration thereof in accordance with its terms), or (B) enter into any Contract that if in effect on the date hereof would be a Material Contract;
(xi)    commence any material Action other than (A) an Action as a result of an Action commenced against the Company or any of its Subsidiaries, (B) in such cases where the Company determines in good faith that the failure to commence suit would result in an impairment of its business operations, (C) in connection with a breach or potential breach of this Agreement or the Support Agreement, or (D) in support of this Agreement, the Support Agreement and the transactions contemplated hereby and thereby or to enforce or exercise its rights under this Agreement and the Support Agreement;
(xii)    compromise, settle or agree to settle (A) any Action relating to the Mergers or the other transactions contemplated hereby or (B) any other material Action, other than, in the case of this clause (B), compromises, settlements or agreements for amounts less than $10,000,000 individually or $25,000,000 in the aggregate which would not materially affect the Company or its Affiliates after the First Viper Effective Time;
(xiii)    change its financial accounting principles that materially affect the reported consolidated assets, liabilities or results of operations of the Company, except insofar as may be required by GAAP, SEC rules and regulations or applicable Law;
(xiv)    (A) settle or compromise any audit, assessment, claim, controversy or other liability for material Taxes, (B) amend any material Tax Return, (C) enter into any Contract with, or request any ruling from, any Governmental Entity relating to material Taxes, (D) make, change or revoke any material Tax election, (E) take any position on a material Tax Return inconsistent with a position taken on a Tax Return previously filed, (F) extend or waive any statute of limitations with respect to material Taxes, or (G) surrender any claim for a refund or offset of material Taxes; provided, however, that “material” in this Section 5.1(a)(xiv) shall mean where the Tax amount involved is more than £2,500,000 (or the equivalent at that time in any other currency) and provided further that the following actions shall be permitted at any time without Parent's prior written consent: (1) the making of any claim, election, surrender, return or consent in order to transfer any UK Tax relief, allowance, deduction or credit between any two or more companies that are members of the same group of companies for any UK Tax purpose, where such claim, election, surrender, return or consent would not result in material additional Tax payable by, or a material reduction in the amount of Tax assets (being reliefs, deductions, allowances, losses including net operating losses and other similar assets) available to, the Company or any of its Subsidiaries; and (2) the taking of any action, including the adjustment of any position taken, return submitted or claim made, where such action is necessary or appropriate to reflect or take into account the agreement reached with UK HM Revenue & Customs in January 2013 in relation to the liability to United Kingdom corporation tax of refunds made to the Company and/or its Subsidiaries of UK value added tax of approximately £80 million in aggregate;

(xv)    enter into any Contract or transaction of a type that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act other than renewals or extensions of existing Contracts on substantially similar terms or otherwise in the ordinary course of business;
(xvi)    (A) with respect to any current or former director, officer or employee other than a Section 16 officer, (i) grant any material increase in compensation, bonus or other benefits, or a material grant of any type of compensation or benefits to any current or former director, officer or employee not previously receiving or entitled to receive such type of compensation or benefit, or pay any bonus of any kind or amount to any current or former director, officer or employee except for annual merit increases in base compensation in the ordinary course consistent with past practice, as required to comply with any Contract or Company Plan in effect on the date hereof or in connection with a promotion in the ordinary course consistent with past practice, and pay annual bonus amounts earned and determined to be payable by the Company Board in respect of the performance period ending December 31, 2012 in a manner consistent with the plans terms and past practices as determined by the compensation committee of the Company at its meeting on January 25, 2013 and previously disclosed to Parent, (ii) grant or pay to any current or former director, officer or employee any severance, change in control or termination pay, or modifications thereto or increases therein except as required to comply with any Contract or Company Plan in effect on the date hereof or to provide severance or termination pay in ordinary course consistent with past practice for non-directors and employees who are not officers, (iii) pay any benefit or grant or amend any award (including in respect of stock options, stock appreciation rights, performance units, restricted stock or other stock-based or stock-related awards or the removal or modification of any restrictions in any Company Plan or awards made thereunder) except with respect to the vesting or settlement of LTIP Shares pursuant to the 2010-2012 Long Term Incentive Plan program in the ordinary course consistent with past practice in accordance with Section 2.5(c)(i) of this Agreement, or as required to comply with any applicable Law or any Contract or Company Plan in effect as of the date hereof, (iv) adopt or enter into any collective bargaining agreement or other labor union contract or agreement with any employee representative body, (v) take any action to accelerate the vesting, funding or payment of any compensation or benefit under any Company Plan or other Contract except as required to comply with the terms thereof or (vi) adopt any new employee benefit or compensation plan or arrangement or amend, modify or terminate any existing Company Plan (other than to comply with applicable Law in relation to the auto-enrolment of eligible employees and contractors in a Company pension plan), in each case for the benefit of any current or former director, officer or employee, other than as required by applicable Law; and (B) with respect to a Section 16 officer, amend the terms and conditions of employment, increase their compensation or increase the level or otherwise vary the employee benefits except (i) where an amendment is made in respect of employees generally under a broad-based employee welfare or pension plan, and (ii) otherwise permitted under this Agreement;
(xvii)    enter into any employment, consulting or other agreement with any individual for a base salary in excess of £175,000, or give notice of termination of the employment of anyone earning the same.

(xviii)    enter into any transaction which would be reasonably expected to prevent or materially delay the receipt of any approval or clearance required in connection with the Mergers and the other transactions contemplated by this Agreement; or
(xix)    authorize or permit any of, or commit, resolve or agree to take any of, the foregoing actions.
For purposes of clauses (i) through (xix) above, the determination as to whether an action, matter, Contract or other item is “material” shall be made based on the Company and its Subsidiaries, taken as a whole, and not upon the significance, substantiality or materiality to a particular Subsidiary.
(b)    Conduct of Business by Parent. From and after the date hereof until the earlier of the First Lynx Effective Time and the termination of this Agreement in accordance with its terms, except as consented to in writing in advance by the Company (which consent shall not be unreasonably withheld, conditioned or delayed) or as otherwise expressly required or prohibited by this Agreement, Parent shall, unless prohibited under applicable Law, (i) maintain its existence in good standing (to the extent that the Laws of the jurisdiction of its incorporation or formation recognize the concept of good standing) under the Laws of the jurisdiction of its incorporation or formation, (ii) use reasonable best efforts to in all material respects, (A) carry on its business in the ordinary course consistent with past practice, (B) preserve intact the material components of its business organization, (C) keep available the services of its current officers and employees who are integral to the ordinary course operations of its business, (D) preserve its goodwill and its relationships with customers, suppliers, licensors, licensees, distributors and others having material business dealings with it, and (E) maintain its existing (or reasonably comparable) insurance coverage, and (iii) comply in all material respects with all applicable Laws wherever its business is conducted, including the timely filing of all reports, forms or other documents with the SEC required pursuant to the Securities Act or the Exchange Act. In addition to and without limiting the generality of the foregoing, during the period from the date of this Agreement to the First Lynx Effective Time, except as set forth in Section 5.1(b) of the Parent Disclosure Letter or as expressly required by this Agreement, Parent shall not, without the Company's prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed):
(i)    except to the extent not adversely affecting the Company's stockholders as compared to Parent's stockholders and providing the same benefits to the Company's stockholders at the time of the Closing as if such stockholders had owned the Company Stock Consideration at the relevant time: (A) in the case of Parent, declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock or property) in respect of, any of its capital stock, or (B)  split, combine, reclassify or otherwise amend the terms of any of the capital stock of Parent;
(ii)    issue or grant, or authorize the issuance or grant of, any shares of any class of capital stock of Parent (or any securities convertible into, or exchangeable or exercisable for, any such shares) with an aggregate value in excess of $3,000,000,000 except upon the exercise of options, warrants, convertible securities or other rights of any kind to acquire any capital stock of Parent which were issued with an exercise or conversion price of not less than the market price at the time of issuance; provided, however, that the foregoing shall not prohibit issuances of Parent Common Stock, restricted stock units, stock appreciation units, options or rights as part of normal employee compensation in the ordinary course of business;
(iii)    other than in connection with the UK Holdco Re-Registration or any other transaction expressly contemplated by this Agreement, amend or otherwise change, or authorize or propose to amend or otherwise change, the certificate of incorporation or bylaws (or similar organizational documents) of Parent, UK Holdco or any of the Merger Subs;
(iv)    enter into any transaction which would be reasonably expected to prevent or materially delay the receipt of any approval or clearance required in connection with the Mergers and the other transactions contemplated by this Agreement;
(v)    acquire or divest or agree to acquire or divest, directly or indirectly, any businesses or assets (or interest therein), whether pursuant to a merger, consolidation, acquisition of equity or assets or otherwise, in any case, with an aggregate value in excess of $5,000,000,000 in any single transaction or series of related transactions;
(vi)    in respect of Parent, adopt or enter into a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization;
(vii)    change its financial accounting principles that materially affect the reported consolidated assets, liabilities or results of operations of Parent, except insofar as may have been required by GAAP, SEC rules and regulations or applicable Law;
(viii)    other than in accordance with Parent's corporate governance guidelines, enter into any Contract or transaction of a type that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act; or
(ix)    authorize any of, or commit, resolve or agree to take any of, the foregoing actions.
For purposes of clauses (i) through (ix) above, the determination as to whether an action, matter, Contract or other item is “material” shall be made based on the Parent and its Subsidiaries, taken as a whole, and not upon the significance, substantiality or materiality to a particular Subsidiary.
(c)    No Control of Other Party's Business. Nothing contained in this Agreement shall give Parent, directly or indirectly, the right to control or direct the Company's or any of its Subsidiaries' operations prior to the First Viper Effective Time, and nothing contained in this Agreement shall give the Company, directly or indirectly, the right to control or direct Parent's or any of its Subsidiaries' operations prior to the First Lynx Effective Time. Prior to the First Viper Effective Time and the First Lynx Effective Time, as applicable, each of the Company and Parent, respectively, shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries' respective operations.

Section 5.2    No Solicitation by the Company; Recommendation of the First Viper Merger.
(a)    Except as permitted by this Section 5.2, until the earlier of the termination of this Agreement in accordance with Article VII and the First Viper Effective Time, the Company shall, and shall cause its Subsidiaries and its and their respective directors, officers, employees, investment bankers, accountants, attorneys or other advisors, agents or representatives (collectively, “Representatives”) to, immediately cease or cause to be terminated any activities that would otherwise be a violation of the restrictions set forth in this Section 5.2(a) conducted theretofore by the Company or its Representatives with respect to any Company Acquisition Proposal and request the return or destruction of all confidential information previously provided to any Person (other than Parent or any designees of Parent) in connection therewith by or on behalf of the Company or any of its Subsidiaries. Subject to Sections 5.2(b) and 5.2(c), at all times during the period commencing on the date of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article VII and the First Viper Effective Time, the Company shall not and the Company shall cause its Subsidiaries, and shall instruct its and their respective Representatives, not to (and shall not authorize or permit any such Representatives to), directly or indirectly, (i) solicit, initiate or induce the making, submission or announcement of, or knowingly encourage, facilitate or assist, an offer or proposal for a Company Acquisition Transaction (a “Company Acquisition Proposal”), (ii) furnish to any Person (other than Parent or any designees of Parent) any non-public information relating to the Company or any of its Subsidiaries, or afford to any Person (other than Parent or any designees of Parent) access to the business, properties, assets, books, records or other non-public information, or to any personnel, of the Company or any of its Subsidiaries, in any such case for the purpose of encouraging or facilitating a Company Acquisition Proposal, (iii) participate or engage in discussions or negotiations with any Person with respect to a Company Acquisition Proposal, (iv) approve, endorse or recommend a Company Acquisition Proposal, or (v) enter into any letter of intent, memorandum of understanding or other Contract contemplating or otherwise relating to a Company Acquisition Transaction. For purposes of this Agreement, “Company Acquisition Transaction” means any transaction or series of related transactions (other than the transactions contemplated by this Agreement) involving: (A) the purchase or other acquisition from the Company by any Person or “group” (as defined in or under Section 13(d) of the Exchange Act), directly or indirectly, of more than twenty percent (20%) of the Company Common Stock (or of any other class of equity or voting securities of the Company outstanding as of the consummation of such purchase or other acquisition), (B) any tender offer or exchange offer by any Person or “group” (as defined in or under Section 13(d) of the Exchange Act) that, if consummated in accordance with its terms, would result in such Person or “group” beneficially owning, directly or indirectly, more than twenty percent (20%) of the Company Common Stock (or of any other class of equity or voting securities of the Company outstanding as of the consummation of such tender or exchange offer); (C) a merger, consolidation, business combination, joint venture, recapitalization, liquidation, dissolution or other winding up or other similar transaction involving the Company pursuant to which Persons other than stockholders of the Company immediately preceding such transaction would hold more than twenty percent (20%) of the equity interests (or more than twenty percent (20%) of the voting equity interests (measured on a voting basis)) in the surviving or resulting entity of such transaction; or (D) any direct or indirect sale, transfer, acquisition or disposition of more than twenty percent (20%) of the assets of the Company and its Subsidiaries (including equity interests in such Subsidiaries), taken as a whole (measured by the fair market value thereof).
(b)    Notwithstanding anything to the contrary set forth in this Section 5.2 or elsewhere in this Agreement, prior to receipt of the Company Stockholder Approval, the Company Board may, directly or indirectly through the Company's Representatives, participate or engage in discussions or negotiations with, furnish any non-public information relating to the Company or any of its Subsidiaries to, and/or afford access to the business, properties, assets, books, records or other non-public information, or to any personnel, of the Company or any of its Subsidiaries to, any Person that has made a bona fide written Company Acquisition Proposal that was not solicited as a result of a breach of Section 5.2(a) and that the Company Board determines in good faith (after consultation with one or both of the Company Financial Advisors or another Experienced Financial Advisor and with Fried, Frank, Harris, Shriver & Jacobson LLP (“Fried Frank”) or other Experienced Counsel) either constitutes or could reasonably be expected to lead to a Company Superior Proposal, if prior to taking such action, the Company Board determines in good faith (after consultation with Experienced Counsel) that its failure to take such actions would be inconsistent with its fiduciary duties under applicable Law; provided, however, that (i) promptly, but in any event no later than the first (1st) Business Day after it receives any Company Acquisition Proposal, the Company gives Parent written notice of the identity of such Person and the material terms of such Company Acquisition Proposal (and keeps Parent reasonably promptly advised of all amendments and proposed amendments to any material terms thereto), (ii) prior to providing any non-public information relating to the Company or any of its Subsidiaries to, or affording access to the business, properties, assets, books, records or other non-public information, or to any personnel, the Company has entered into a confidentiality agreement with any such Person containing restrictions no less favorable to the Company than, and otherwise substantially similar to, the restrictions set forth in Section 5.2(b) of the Company Disclosure Letter, and that does not prohibit compliance by the Company with the provisions of this Section 5.2, and (iii) reasonably contemporaneously with furnishing any non-public information to such Person, the Company furnishes such non-public information to Parent to the extent such information has not been previously furnished by the Company to Parent. For purposes of this Agreement, “Company Superior Proposal” means any bona fide written Company Acquisition Proposal for a Company Acquisition Transaction on terms that the Company Board determines in good faith (after consultation with an Experienced Financial Advisor and Experienced Counsel) would be, taking into account all reasonably available legal, financial and regulatory aspects of such Company Acquisition Proposal and the timing and likelihood of consummation of such Company Acquisition Proposal, more favorable to the stockholders of the Company (in their capacity as such), from a financial point of view, than the transactions contemplated by this Agreement (taking into account any offers of changes to the terms of this Agreement proposed by Parent in response to such offer or otherwise); provided, however, that, for purposes of the definition of “Company Superior Proposal”, all references to twenty (20%) percent in the definition of Company Acquisition Transaction shall be deemed to refer to fifty percent (50%). For the avoidance of doubt, all information provided to Parent pursuant to this Section 5.2 will be subject to the terms of the Confidentiality Agreement.
(c)    Except as set forth in this Section 5.2, neither the Company Board nor any committee thereof shall (w) withhold, withdraw, amend or modify in a manner adverse to Parent, or publicly propose to withhold, withdraw, amend or modify in a manner adverse to Parent, the

Company Board Recommendation (a “Company Board Recommendation Change”), or (x) enter into (or allow the Company or any of its Subsidiaries to enter into) an agreement (other than a confidentiality agreement as contemplated by Section 5.2(b)) relating to a transaction contemplated by a Company Acquisition Proposal. Notwithstanding the foregoing or anything to the contrary set forth in this Agreement, at any time prior to receipt of the Company Stockholder Approval, (A) if the Company Board shall have received a Company Acquisition Proposal that was not solicited as a result of a breach of Section 5.2(a), the Company Board may (y) effect a Company Board Recommendation Change or (z) solely with respect to a Company Acquisition Proposal from an Excluded Party, enter into an agreement providing for a transaction contemplated by such Company Acquisition Proposal if, in each case: (i) the Company Board determines in good faith (after consultation with an Experienced Financial Advisor and with Experienced Counsel) that such Company Acquisition Proposal constitutes a Company Superior Proposal; (ii) the Company Board shall have determined in good faith (after consultation with Experienced Counsel) that the failure to take such action would be inconsistent with its fiduciary duties under applicable Law; (iii) the Company has provided Parent at least five (5) Business Days' prior written notice that it intends to take such action (a “Section 5.2 Notice”) (it being understood that the Section 5.2 Notice shall include a copy of such Company Superior Proposal (and the information with respect to such Company Superior Proposal that is specified in Section 5.2(b)(i) to the extent not otherwise included in such copy) and that such Section 5.2 Notice shall not constitute a Company Board Recommendation Change for purposes of this Agreement); (iv) if requested by Parent, the Company, Parent and their Representatives shall have negotiated in good faith with respect to any proposed modifications to the terms and conditions of this Agreement during the five (5) Business Day period following delivery by the Company to Parent of the Section 5.2 Notice (it being understood that in the event of any amendment to the financial or other material terms of such Company Acquisition Proposal, the Company shall deliver a new Section 5.2 Notice and shall comply with the requirements of this Section 5.2(c) with respect to such new Section 5.2 Notice); provided, however, the notice period and the period during which the Company and its Representatives are required to negotiate in good faith with Parent regarding any revisions to the terms of the transactions contemplated by this Agreement shall expire on the later to occur of three (3) Business Days after the Company provides such new Section 5.2 Notice and the end of the original five (5) Business Day period described above; (v) if Parent shall have delivered to the Company a written, binding and irrevocable (for the remainder of the five (5) or three (3) Business Day period, as applicable) offer capable of being accepted by the Company to alter the terms or conditions of this Agreement during such five (5) Business Day period or any subsequent three (3) Business Day period, the Company Board shall have determined in good faith (after consultation with an Experienced Financial Advisor and Experienced Counsel), after considering the terms of such offer by Parent, that the Company Superior Proposal giving rise to such Section 5.2 Notice continues to be a Company Superior Proposal; and (vi) in the case of clause (z) above, the Company concurrently terminates this Agreement in accordance with Section 7.1(d)(iii); provided, however, that any purported termination of this Agreement pursuant to this sentence shall be void and of no force or effect unless the Company (or a party acting on behalf of the Company) pays Parent the applicable termination fee in accordance with Section 7.3(b); or (B) the Company Board may also effect a Company Board Recommendation Change if there shall have been any material event, development, circumstance, occurrence or change in circumstances or facts (including any material change in probability or magnitude of circumstances) which first occurred (or of which the Company Board first became aware) after the date hereof, which was not reasonably foreseeable by the Company Board, and the Company Board shall have determined in good faith (after consultation with Experienced Counsel) that the failure to effect such Company Board Recommendation Change would be inconsistent with its fiduciary duties under applicable Law or (C) on the fifteenth (15th) trading day prior to the then-scheduled date for the Company Stockholders Meeting (as such date may be extended or postponed) (the date of delivery of such notice, the “Parent Stock Event Notice Date”), the Company Board may deliver to Parent a Section 5.2 Notice to effect a Company Board Recommendation Change if there shall have been a Parent Stock Event and the Company Board shall have determined in good faith (after consultation with Experienced Counsel) that the failure to effect such Company Board Recommendation Change would be inconsistent with its fiduciary duties under applicable Law, and, in either case described in clause (B) or clause (C), (1) the Company provides Parent with a Section 5.2 Notice that it intends to take such action (it being understood that the Section 5.2 Notice shall describe in reasonable detail the reasons underlying the Company Board Recommendation Change and shall not constitute a Company Board Recommendation Change for purposes of this Agreement), (2) if requested by Parent, the Company, Parent and their Representatives shall have negotiated in good faith with respect to any proposed modifications to the terms and conditions of this Agreement during the five (5) Business Day period following delivery by the Company to Parent of such Section 5.2 Notice, and (3) in the case of a Company Board Recommendation Change described in Clause (B), if Parent shall have delivered to the Company a written, binding and irrevocable (for the remainder of the five (5) Business Day period) offer capable of being accepted by the Company to alter the terms or conditions of this Agreement during such five (5) Business Day period, the Company Board shall have determined in good faith (after consultation with an Experienced Financial Advisor and Experienced Counsel), after considering the terms of such offer by Parent, that the failure to do so would be inconsistent with its fiduciary duties under applicable Law. The Company may not exercise its rights pursuant to this Section 5.2(c) in respect of a Parent Stock Event on more than one occasion.
For purposes of this Agreement, the following terms shall have the meanings indicated:

(A)
“Excluded Party” means any Person or “group” (as defined in or under Section 13(d) of the Exchange Act) from whom the Company, any of its Subsidiaries or any of its or their respective Representatives receives, within thirty (30) Business Days of the date hereof, a bona fide written Company Acquisition Proposal which the Company Board believes in good faith constitutes or is reasonably expected to lead to a Company Superior Proposal.

(B)	“Average Parent Blended Price” means the average Parent Blended Price over the ten consecutive trading day period immediately preceding the Parent Stock Event Notice Date.

(C)	“Average Indexed Price” means the average of the Indexed Prices.

(D)
“Index Group” means the group of companies listed below, the common stock of all of which shall be publicly traded and as to which there shall not have been, since the Reference Date and before the Parent Stock Event Notice Date, an announcement of a proposal for the acquisition or sale of such company. In the event that the common stock of any such company ceases to be publicly traded or any such announcement is made with respect to any such company, such company will be removed from the Index Group for purposes of determining the Average Indexed Price. The companies are as follows:
Company Name (Ticker Symbol)
Ziggo N.V. (ZIGGO)
Kabel Deutschland Holdings AG (KD8)
Telenet Group Holding N.V. (TNET)
Comcast Corporation (CMCSA)
Time Warner Cable Inc. (TWC)
Charter Communications, Inc. (CHTR)
BT Group plc (BT)
British Sky Broadcasting Group plc (BSY)
Cablevision Systems Corporation (CVC)
Parent (LBTYA)
If any company belonging to the Index Group or Parent effects a stock dividend, reclassification, recapitalization, split-up, combination, exchange of shares or similar transaction between the Reference Date and the Parent Stock Event Notice Date (or an ex-dividend or similar date has occurred with respect thereto), the prices for the common stock of such company or Parent shall be appropriately adjusted for the purposes of applying Section 5.2(c).

(E)
“Indexed Price” means, (i) with respect to Parent, the Average Parent Blended Price, multiplied by Parent's Multiplier and rounded to two decimal points, and (ii) with respect to each other company comprising the Index Group, the average closing price on the principal market for such company's common stock (as reported on Bloomberg Financial Markets or, if not so reported, as reported by the relevant stock exchange) over the ten consecutive trading day period immediately preceding the Parent Stock Event Notice Date, multiplied by such company's Multiplier and rounded to two decimal points.

(F)	“Multiplier” means, with respect to each company comprising the Index Group, the number set forth opposite such company's name below:
Ziggo N.V.: 4.3459
Kabel Deutschland Holdings AG: 1.7740
Telenet Group Holding N.V.: 2.7956
Comcast Corporation: 2.5694
Time Warner Cable Inc.: 1.0171
Charter Communications, Inc.: 1.2791
BT Group plc: 0.4110
British Sky Broadcasting Group plc: 0.1290
Cablevision Systems Corporation: 6.3898
Parent: 1.5370

(G)
“Parent Blended Price” means, as of any trading day, the sum of (1) the product of 0.573 multiplied by the closing price of the Series A Parent Common Stock on the Nasdaq Global Select Market (as reported on Bloomberg Financial Markets or, if not so reported, as reported by Nasdaq) and (2) the product of 0.427 multiplied by the closing price of the Series C Parent Common Stock on the Nasdaq Global Select Market (as reported on Bloomberg Financial Markets or, if not so reported, as reported by Nasdaq).

(H)
“Parent Stock Event” means (1) the Average Parent Blended Price is lower than $52.05, and (2) (x) the number obtained by dividing the Average Parent Blended Price by $65.06 is less than (y) the number obtained by dividing the Average Indexed Price by 100 and subtracting 0.20 from the quotient in this subclause (y).

(I)	“Reference Date” means January 14, 2013.
An example of the operation of the definition of Parent Stock Event is set forth in Section 5.2(c) of the Company Disclosure Letter.

(d)    In the event there is any Company Board Recommendation Change and/or Parent takes any action to increase the Company Merger Consideration pursuant to this Section 5.2, and the Company Stockholders Meeting is scheduled to be held less than ten (10) Business Days following such event, then the Company and the Company Board shall be entitled to postpone the Company Stockholders Meeting to such tenth (10th) Business Day (or such later date as may be required by applicable Law or the SEC) and if the Outside Date would otherwise occur before the third Business Day following the Company Stockholders Meeting (as such meeting has been postponed pursuant to this Section 5.2(d)), then the Outside Date shall be extended until such third (3rd) Business Day following the date of the postponed Company Stockholders Meeting.
(e)    Nothing in this Agreement shall prohibit the Company Board from (i) taking and disclosing to the Company's stockholders a position contemplated by Rule 14e-2(a) under the Exchange Act or complying with the provisions of Rule 14d-9 promulgated under the Exchange Act, and (ii) making any disclosure to the Company's stockholders that the Company determines in good faith (after consultation with Experienced Counsel) that the failure to make such disclosure would be inconsistent with its fiduciary duties to the Company's stockholders under applicable Law or a breach of the disclosure obligations of the Company under applicable Law or Nasdaq or London Stock Exchange Rules; provided, however, that neither the Company nor the Company Board (nor any committee thereof) shall (A) recommend that the stockholders of the Company tender their shares of Company Common Stock in connection with any such tender or exchange offer (or otherwise approve or recommend any Company Acquisition Proposal) or (B) withdraw or modify the Company Board Recommendation in a manner materially adverse to Parent, unless in case of each of clause (A) and (B), the requirements of Section 5.2(c) have been satisfied. Any communication by the Company which expressly continues to recommend the First Viper Merger shall be deemed not to be a Company Board Recommendation Change. No change, withdrawal or material modification in the recommendation of the Company Board to the Company's stockholders with respect to this

Agreement or the First Viper Merger shall change the approval of the Company Board for purposes of causing any state takeover Law (including Section 203 of the DGCL) or other state Law to be inapplicable to the First Viper Merger and the other transactions contemplated by this Agreement.
Section 5.3    No Solicitation by Parent; Recommendation of the First Lynx Merger.
(a)     Except as permitted by this Section 5.3, until the earlier of the termination of this Agreement in accordance with Article VII and the First Lynx Effective Time, Parent shall, and shall cause its Subsidiaries and its and their Representatives to, immediately cease or cause to be terminated any activities that would otherwise be a violation of the restrictions set forth in this Section 5.3(a) conducted theretofore by Parent or its Representatives with respect to any Parent Acquisition Proposal and request the return or destruction of all confidential information previously provided to any Person (other than the Company or any designees of the Company) in connection therewith by or on behalf of Parent or any of its Subsidiaries. Subject to Sections 5.3(b) and 5.3(c), at all times during the period commencing on the date of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article VII and the First Lynx Effective Time, Parent shall not and Parent shall cause its Subsidiaries, and shall instruct its and their respective Representatives, not to (and shall not authorize or permit any such Representatives to), directly or indirectly, (i) solicit, initiate or induce the making, submission or announcement of, or knowingly encourage, facilitate or assist, an offer or proposal for a Parent Acquisition Transaction (a “Parent Acquisition Proposal”), (ii) furnish to any Person (other than the Company or any designees of the Company) any non-public information relating to Parent or any of its Subsidiaries, or afford to any Person (other than the Company or any designees of the Company) access to the business, properties, assets, books, records or other non-public information, or to any personnel, of Parent or any of its Subsidiaries, in any such case for the purpose of encouraging or facilitating a Parent Acquisition Proposal, (iii) participate or engage in discussions or negotiations with any Person with respect to a Parent Acquisition Proposal, (iv) approve, endorse or recommend a Parent Acquisition Proposal, or (v) enter into any letter of intent, memorandum of understanding or other Contract contemplating or otherwise relating to a Parent Acquisition Transaction. For purposes of this Agreement, “Parent Acquisition Transaction” means any transaction or series of related transactions (other than the transactions contemplated by this Agreement) involving: (A) the purchase or other acquisition from Parent by any Person or “group” (as defined in or under Section 13(d) of the Exchange Act), directly or indirectly, of more than twenty percent (20%) of the Parent Common Stock (or of any other class of equity or voting securities of Parent outstanding as of the consummation of such purchase or other acquisition), (B) any tender offer or exchange offer by any Person or “group” (as defined in or under Section 13(d) of the Exchange Act) that, if consummated in accordance with its terms, would result in such Person or “group” beneficially owning, directly or indirectly, more than twenty percent (20%) of the Parent Common Stock (or of any other class of equity or voting securities of Parent outstanding as of the consummation of such tender or exchange offer); (C) a merger, consolidation, business combination, joint venture, recapitalization, liquidation, dissolution or other winding up or other similar transaction involving Parent pursuant to which Persons other than stockholders of Parent immediately preceding such transaction would hold more than twenty percent (20%) of the equity interests (or more than twenty percent (20%) of the voting equity interests (measured on a voting basis)) in the surviving or resulting entity of such transaction; or (D) any direct or indirect sale, transfer, acquisition or disposition of more than twenty percent (20%) of the assets of Parent and its Subsidiaries (including equity interests in such Subsidiaries), taken as a whole (measured by the fair market value thereof).
(b)    Notwithstanding anything to the contrary set forth in this Section 5.3 or elsewhere in this Agreement, prior to receipt of the Parent Stockholder Approval, the Parent Board may, directly or indirectly through Parent's Representatives, participate or engage in discussions or negotiations with, furnish any non-public information relating to Parent or any of its Subsidiaries to, and/or afford access to the business, properties, assets, books, records or other non-public information, or to any personnel, of Parent or any of its Subsidiaries to, any Person that has made a bona fide written Parent Acquisition Proposal that was not solicited as a result of a breach of Section 5.3(a) and that the Parent Board determines in good faith (after consultation with one or both of the Parent Financial Advisors or another Experienced Financial Advisor and with Shearman & Sterling LLP (“S&S”) or other Experienced Counsel) either constitutes or could reasonably be expected to lead to a Parent Superior Proposal, if prior to taking such action, the Parent Board determines in good faith (after consultation with Experienced Counsel) that its failure to take such actions would be inconsistent with its fiduciary duties under applicable Law; provided, however, that (i) promptly, but in any event no later than the first (1st) Business Day after it receives any Parent Acquisition Proposal, Parent gives the Company written notice of the identity of such Person and the material terms of such Parent Acquisition Proposal (and keeps the Company reasonably promptly advised of all amendments and proposed amendments to any material terms thereto), (ii) prior to providing any non-public information relating to Parent or any of its Subsidiaries to, or affording access to the business, properties, assets, books, records or other non-public information, or to any personnel, Parent has entered into a confidentiality agreement with any such Person containing restrictions no less favorable to Parent than, and otherwise substantially similar to, the restrictions set forth in Section 5.3(b) of the Parent Disclosure Letter, and that does not prohibit compliance by Parent with the provisions of this Section 5.3, and (iii) reasonably contemporaneously with furnishing any non-public information to such Person, Parent furnishes such non-public information to the Company to the extent such information has not been previously furnished by Parent to the Company. For purposes of this Agreement, “Parent Superior Proposal” means any bona fide written Parent Acquisition Proposal for a Parent Acquisition Transaction on terms that the Parent Board determines in good faith (after consultation with an Experienced Financial Advisor and Experienced Counsel) would be, taking into account all reasonably available legal, financial and regulatory aspects of such Company Acquisition Proposal and the timing and likelihood of consummation of such Parent Acquisition Proposal, more favorable to the stockholders of Parent (in their capacity as such), from a financial point of view, than the transactions contemplated by this Agreement (taking into account any offers of changes to the terms of this Agreement proposed by the Company in response to such offer or otherwise); provided, however, that, for purposes of the definition of “Parent Superior Proposal”, all references to twenty (20%) percent in the definition of Parent Acquisition Transaction shall be deemed to refer to fifty percent (50%). For the avoidance of doubt, all information provided to the Company pursuant to this Section 5.3 will be subject to the terms of the Confidentiality Agreement.
(c)    Except as set forth in this Section 5.3, neither the Parent Board nor any committee thereof shall (w) withhold, withdraw, amend or modify in a manner adverse to the Company, or publicly propose to withhold, withdraw, amend or modify in a manner adverse to the Company, the Parent Board Recommendation (a “Parent Board Recommendation Change”), or (x) enter into (or allow Parent or any of its Subsidiaries to enter into) an agreement (other than a confidentiality agreement as contemplated by Section 5.3(b)) relating to a transaction contemplated by a Parent Acquisition Proposal. Notwithstanding the foregoing or anything to the contrary set forth in this Agreement, at any time prior to receipt of the Parent Stockholder Approval, (A) if the Parent Board shall have received a Parent Acquisition Proposal that was not solicited as a result of a breach of Section 5.3(a), the Parent Board may (y) effect a Parent Board Recommendation Change or (z) enter into an agreement providing for a transaction contemplated by such Parent Acquisition Proposal if, in each case: (i) the Parent Board determines in good faith (after consultation with an Experienced Financial Advisor and with Experienced Counsel) that such Parent Acquisition Proposal constitutes a Parent Superior Proposal; (ii) the Parent Board shall have determined in good faith (after consultation with Experienced Counsel) that the failure to take such action would be inconsistent with its fiduciary duties under applicable Law; (iii) Parent has provided the Company at least five (5) Business Days' prior written notice that it intends to take such action (a “Section 5.3 Notice”) (it being understood that the Section 5.3 Notice shall not constitute a Parent Board Recommendation Change for purposes of this Agreement); and (iv) in the case of clause (z) above, Parent concurrently terminates this Agreement in accordance with Section 7.1(c)(iv); provided, however, that any purported termination of this Agreement pursuant to this sentence shall be void and of no force or effect unless Parent (or a party acting on behalf of Parent) pays the Company the applicable termination fee in accordance with Section 7.3(c); or (B) the Parent Board may also effect a Parent Board Recommendation Change if (1) there shall have been any material event, development, circumstance, occurrence or change in circumstances or facts (including any material change in probability or magnitude of circumstances) which first occurred (or of which the Parent Board first became aware) after the date hereof, which was not reasonably foreseeable by the Parent Board, and the Parent Board shall have determined in good faith (after consultation with Experienced Counsel) that the failure to effect such Parent Board Recommendation Change would be inconsistent with its fiduciary duties under applicable Law; and (2) Parent has provided the Company with at least five (5) Business Days prior written notice that it intends to take such action (it being understood that such notice shall describe in reasonable detail the reasons underlying the Parent Board Recommendation Change and shall not constitute a Parent Board Recommendation Change for purposes of this Agreement).
(d)    In the event there is any Parent Board Recommendation Change pursuant to this Section 5.3, and the Parent Stockholders Meeting is scheduled to be held less than ten (10) Business Days following such event, then Parent and the Parent Board shall be entitled to postpone the Parent Stockholders Meeting to such tenth (10th) Business Day (or such later date as may be required by applicable Law or the SEC) and if the Outside Date would otherwise occur before the third (3rd) Business Day following the Parent Stockholders Meeting (as such meeting has been postponed pursuant to this Section 5.3(d)), then the Outside Date shall be extended until such third (3rd) Business Day following the date of the postponed Parent Stockholders Meeting.
(e)    Nothing in this Agreement shall prohibit the Parent Board from (i) taking and disclosing to Parent's stockholders a position contemplated by Rule 14e-2(a) under the Exchange Act or complying with the provisions of Rule 14d-9 promulgated under the Exchange Act, and (ii) making any disclosure to Parent's stockholders that Parent determines in good faith (after consultation with Experienced Counsel) that the failure to make such disclosure would be inconsistent with its fiduciary duties to Parent's stockholders under applicable Law or a breach of the disclosure obligations of Parent under applicable Law or Nasdaq; provided, however, that neither Parent nor the Parent Board (nor any committee thereof) shall (A) recommend that the stockholders of the Parent tender their shares of Parent Common Stock in connection with any such tender or exchange offer (or otherwise approve or recommend any Parent Acquisition Proposal) or (B) withdraw or modify the Parent Board Recommendation in a manner materially adverse to the Company, unless in case of each of clause (A) and (B), the requirements of Section 5.3(c) have been satisfied. Any communication by Parent which expressly continues to recommend the First Lynx Merger shall be deemed not to be a Parent Board Recommendation Change. No change, withdrawal or material modification in the recommendation of the Parent Board to Parent's stockholders with respect to this Agreement or the First Lynx Merger shall change the approval of the Parent Board for purposes of causing any state takeover Law (including Section 203 of the DGCL) or other state Law to be inapplicable to the First Lynx Merger and the other transactions contemplated by this Agreement.
Section 5.4    Preparation of Form S-4 and Joint Proxy Statement; Stockholders Meeting; Recommendations.
(a)    Preparation of Form S-4 and Joint Proxy Statement.
(i)    As promptly as practicable after the date of this Agreement, Parent, UK Holdco and the Company shall cooperate in preparing, and jointly prepare, (i) the Joint Proxy Statement to be sent to the stockholders of the Company and Parent and filed with the UK Financial Services Authority relating to the Company Stockholders Meeting and the Parent Stockholders Meeting, and (ii) the Form S-4, which Parent and UK Holdco shall file with the SEC, and in which the Joint Proxy Statement will be included as a prospectus. Each of the Company, UK Holdco and Parent shall use reasonable best efforts to (i) respond to any comments on the Form S-4 or the Joint Proxy Statement or requests for additional information from the SEC as promptly as practicable after receipt of any such comments or requests to have the Form S-4 be declared effective under the Securities Act and the Joint Proxy Statement cleared by the SEC as promptly as practicable and keep the Form S-4 effective for so long as necessary to consummate the Mergers. Each of the Company, UK Holdco and Parent shall promptly (A) notify the other parties upon the receipt of any such comments or requests and (B) provide the other parties with copies of all correspondence between itself and its Representatives, on the one hand, and the SEC and its staff, on the other hand. Prior to responding to any such comments or requests or the filing or mailing of the Joint Proxy Statement, each of the Company, UK Holdco and Parent (x) shall consult with the other parties regarding, and provide the other parties with a reasonable opportunity to review and comment on, any drafts of the Form S-4 and the Joint Proxy Statement and related correspondence and filings and (y) shall consider for inclusion in such drafts, correspondence and filings all comments reasonably proposed by the other parties. Each of Parent, UK Holdco and the Company shall cause the Joint Proxy Statement to be mailed to the holders of the Parent Common Stock and the holders of the Company Common Stock, as applicable, as promptly as practicable, and, in any event, within five (5) Business Days, after the Form S-4 shall have become effective and the Joint Proxy Statement shall have been cleared by the SEC. Each of Parent, UK Holdco and the Company shall provide promptly to the other parties such information concerning its business affairs and financial statements as, in the reasonable judgment of the providing party or its counsel (after consultation with the other parties or their respective counsel), may be required or appropriate for inclusion in the Joint Proxy Statement and Form S-4 pursuant to this Section 5.4(a), or in any amendments or supplements thereto, and shall cause its counsel and auditors to cooperate with the other's counsel and auditors in the preparation of the Joint Proxy Statement and the Form S-4.
(ii)    Parent shall furnish all information concerning it and the holders of its capital stock as the Company may reasonably request in connection with the preparation of the Joint Proxy Statement. Parent and UK Holdco shall also take any action required to be taken under any applicable state securities or “blue sky” laws in connection with the issuance of Holdco Shares in the First Viper Merger and the First Lynx Merger. The Company shall furnish all information concerning the Company and the holders of Company Common Stock as may be reasonably requested by Parent in connection with any such action.
(iii)    Except for the purpose of disclosing any Company Board Recommendation Change or Parent Board Recommendation Change made in accordance with the terms of Section 5.2 or 5.3, as applicable, no amendment or supplement to the Joint Proxy Statement or the Form S-4, nor any response to any comments or inquiry from the SEC with respect to such filings, will be made by the Company, UK Holdco or Parent without the approval of the other parties, which approval shall not be unreasonably withheld, conditioned or delayed (it being understood that it shall be unreasonable to withhold consent with respect to any amendment or supplement to the Joint Proxy Statement or Form S-4 to the extent such amendment or supplement is required to be included therein so that the Joint Proxy Statement or Form S-4 will not contain an untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading as may be required by Rule 10b-5 or Rule 14a-9 under the Exchange Act or Section 11 or Section 12 of the Securities Act). Each of Parent, UK Holdco and the Company, as applicable, shall advise the other parties promptly after it receives oral or written notice of the time when the Form S-4 has become effective or any amendment or supplement thereto has been filed, the issuance of any stop order, the suspension of the qualification of the Holdco Shares issuable in connection with the First Viper Merger and the First Lynx Merger for offering or sale in any jurisdiction or any oral or written request by the SEC for amendment of the Joint Proxy Statement or the Form S-4 or comments thereon and responses thereto or requests by the SEC for additional information, and will promptly provide the other with copies of any written communication from the SEC or any state securities commission and a reasonable opportunity to participate in the responses thereto. If at any time prior to the earlier of the First Viper Effective Time and the First Lynx Effective Time any information relating to the Company, UK Holdco or Parent, or any of their respective Affiliates, officers or directors, should be discovered by the Company, UK Holdco or Parent that should be set forth in an amendment or supplement to any of the Form S-4 or the Joint Proxy Statement, so that any of such documents would not contain any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party that discovers such information shall promptly notify the other parties hereto and an appropriate amendment or supplement describing such information shall promptly be filed with the SEC and, to the extent required under applicable Law, disseminated to stockholders of the Company and/or Parent; provided, however, that the delivery of such notice and the filing of any such amendment or supplement shall not affect or be deemed to modify any representation or warranty made by any party hereunder or otherwise affect the remedies available hereunder to any party.
(iv)    Parent and the Company shall each use their reasonable best efforts to hold the Parent Stockholders Meeting and the Company Stockholders Meeting on the same day at the same time as soon as practicable after the date of this Agreement; provided, however, that (A) the Company and the Company Board shall not be required to hold, and shall be entitled (in their sole discretion) to adjourn, delay or postpone, the Company Stockholders Meeting until the fifth (5th) Business Day following the date on which all conditions set forth in Sections 6.1(b), 6.1(d) and Section 6.1(e) have been satisfied or waived and (B) notwithstanding the satisfaction or waiver of the conditions described in clause (A), the Company and the Company Board shall not be required to hold, and shall be entitled (in their sole discretion) to adjourn, delay or postpone the Company Stockholders Meeting if, on the date scheduled therefor, any other condition set forth in Article VI would not be reasonably capable of being satisfied as of the third (3rd) Business Day following the scheduled date for the Company Stockholders Meeting (in which event the Company and the Company Board may adjourn, delay or postpone the Company Stockholders Meeting until such date as such conditions are reasonably capable of being satisfied). In the event the Company adjourns, delays or postpones the Company Stockholders Meeting pursuant to Section 5.2(d) or this Section 5.4(a)(iv), Parent may adjourn, delay or postpone the Parent Stockholders Meeting to the same date as the Company Stockholders Meeting. In the event Parent adjourns, delays or postpones the Parent Stockholder Meeting pursuant to Section 5.3(d), the Company may adjourn, delay or postpone the Company Stockholder Meeting to the same date as the Parent Stockholder Meeting. If the conditions set forth in Sections 6.1(b), 6.1(d) and 6.1(e) have been satisfied (or are reasonably capable of being satisfied), and if all other conditions set forth in Article VI (other than Section 6.1(a)) are reasonably capable of being satisfied, in each case as of the third (3rd) Business Day prior to the Outside Date, then the Outside Date shall be extended to accommodate any adjournment, delay or postponement of the Company Stockholders Meeting or the Parent Stockholders Meeting, as the case may be, pursuant to this Section 5.4(a)(iv) and the three (3) Business Day period referred to in Section 1.3.
(b)    Company Stockholders Meeting. As soon as practicable following the date hereof, the Company shall, subject to Section 5.4(a)(iv), establish a record date for, duly call, give notice of, convene and hold the Company Stockholders Meeting prior to the Outside Date for the purpose of considering and voting upon the adoption of the “agreement of merger” (as such term is used in Section 251 of the DGCL) with respect to the Company contained in this Agreement and the shareholder advisory vote contemplated by Rule 14a-21(c) under the Exchange Act. Subject to Section 5.2, to the fullest extent permitted by applicable Law, the Company, through the Company Board, shall (i) recommend to its stockholders that they approve or adopt this Agreement, the First Viper Merger and the other transactions contemplated hereby and (ii) include such recommendation in the Joint Proxy Statement. Notwithstanding anything to the contrary contained in this Agreement, the Company may adjourn or postpone the Company Stockholders Meeting to the extent necessary to ensure that any necessary supplement or amendment to the Joint Proxy Statement is provided to the Company's stockholders in advance of a vote on the adoption of this Agreement (provided, however, that the Company has determined after consultation with Experienced Counsel that such adjournment or postponement is necessary or advisable under applicable Law), or if, as of the time for which the Company

Stockholders Meeting is originally scheduled, there are insufficient shares of Company Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Company Stockholders Meeting or insufficient votes to adopt this Agreement and the plan of merger contained herein. Without limiting the generality of the foregoing, but subject to Section 5.2 and Section 7.1(d), the Company agrees that its obligations pursuant to the first sentence of this Section 5.4(b) shall not be affected by the commencement, public proposal, public disclosure or communication to the Company or any other Person of any Company Acquisition Proposal or the occurrence of any Company Board Recommendation Change. For the avoidance of doubt, the Company shall be entitled to modify any previously set record date in connection with any delay or postponement of the Company Stockholders Meeting if required by applicable Law.
(c)    Parent Stockholders Meeting. As soon as practicable following the date hereof, Parent shall establish a record date for, duly call, give notice of, convene and hold the Parent Stockholders Meeting prior to the Outside Date for the purpose of considering and voting upon the adoption of the “agreement of merger” (as such term is used in Section 251 of the DGCL) with respect to Parent contained in this Agreement and the shareholder advisory vote contemplated by Rule 14a-21(c) under the Exchange Act. Subject to Section 5.3, to the fullest extent permitted by applicable Law, Parent, through the Parent Board, shall (i) recommend to its stockholders that they approve or adopt this Agreement, the First Lynx Merger and the other transactions contemplated hereby and (ii) include such recommendation in the Joint Proxy Statement. Notwithstanding anything to the contrary contained in this Agreement, Parent may adjourn or postpone the Parent Stockholders Meeting to the extent necessary to ensure that any necessary supplement or amendment to the Joint Proxy Statement is provided to Parent's stockholders in advance of a vote on the adoption of this Agreement (provided, however, that Parent has determined after consultation with Experienced Counsel that such adjournment or postponement is necessary or advisable under applicable Law), or if, as of the time for which the Parent Stockholders Meeting is originally scheduled, there are insufficient shares of Parent Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Parent Stockholders Meeting or insufficient votes to adopt this Agreement and the plan of merger contained herein. Without limiting the generality of the foregoing, but subject to Section 5.3 and Section 7.1(c)(iv), Parent agrees that its obligations pursuant to the first sentence of this Section 5.4(c) shall not be affected by the commencement, public proposal, public disclosure or communication to Parent or any other Person of any Parent Acquisition Proposal or the occurrence of any Parent Board Recommendation Change. For the avoidance of doubt, Parent shall be entitled to modify any previously set record date in connection with any delay or postponement of the Parent Stockholders Meeting if required by applicable Law.
Section 5.5    Access to Information; Confidentiality. Until the earlier of the First Viper Effective Time or the First Lynx Effective Time, as applicable, and the termination of this Agreement in accordance with its terms:
(a)    The Company shall, and shall cause each of its Subsidiaries to, afford to Parent and its Representatives reasonable access during normal business hours, upon reasonable advance notice, to all their respective properties, assets, books, records, contracts, commitments, personnel and members of their respective executive management teams, and, during such period, the Company shall, and shall cause each of its Subsidiaries to, furnish promptly to Parent a copy of each report, schedule, registration statement and other document filed or received by it during such period pursuant to the requirements of federal or state securities Laws related to the First Viper Merger or any of the other transactions contemplated hereby; provided, however, that the foregoing shall not require the Company to disclose any information to the extent such disclosure would contravene applicable Law, violate any confidentiality obligation to a third party or relate to information protected by or result in a waiver of, attorney-client privilege. Within fifteen (15) Business Days of the end of a calendar month, the Company shall provide Parent with copies of monthly reports in a format similar to that provided to the Company Board for the prior month. All such information shall be held confidential in accordance with the terms of the confidentiality letter agreement entered into between Parent and the Company, dated December 19, 2012 (the “Confidentiality Agreement”).
(b)    Parent shall, and shall cause each of its Subsidiaries to, afford to the Company and its Representatives reasonable access during normal business hours, upon reasonable advance notice, to all their respective properties, assets, books, records, contracts, commitments, personnel and members of their respective executive management teams, during such period, Parent shall, and shall cause each of its Subsidiaries to, furnish promptly to the Company a copy of each report, schedule, registration statement and other document filed or received by it during such period pursuant to the requirements of federal or state securities Laws related to the First Lynx Merger or any of the other transactions contemplated hereby; provided, however, that the foregoing shall not require Parent to disclose any information to the extent such disclosure would contravene applicable Law, violate any confidentiality obligation to a third party or relate to information protected by or result in a waiver of, attorney-client privilege. All such information shall be held confidential in accordance with the terms of the Confidentiality Agreement.
(c)    No investigation pursuant to this Section 5.5 or information provided, made available or delivered to Parent or the Company, as the case may be, pursuant to this Agreement, other than the Company Disclosure Letter and the Parent Disclosure Letter, shall affect any of the representations, warranties, covenants, rights or remedies, or the conditions to the obligations of, the parties hereunder.
Section 5.6    Reasonable Best Efforts.
(a)    Upon the terms and subject to the conditions set forth in this Agreement, each of the parties agrees to use reasonable best efforts to take, or cause to be taken, all actions that are reasonably necessary, proper or advisable to consummate and make effective the Mergers, the Holdco Share Issuance and the other transactions contemplated by this Agreement as promptly as practicable after the date hereof, including using reasonable best efforts to accomplish the following: (i) obtain all required consents, approvals or waivers from non-Governmental Entity third parties, (ii) obtain all necessary or advisable actions or non-actions, consents, approvals, waivers, orders and authorizations from Governmental Entities, make all necessary or advisable registrations, declarations and filings and, subject to Section 5.6(e), take all reasonable steps as may be necessary to obtain an approval or waiver from, or to avoid any Action by, any Governmental Entity in connection with the Mergers or any other transaction contemplated by this Agreement, and (iii) execute and deliver any additional instruments necessary to consummate the transactions contemplated hereby and fully to carry out the purposes of this Agreement. In carrying out the foregoing actions, each of Parent, UK Holdco and the Company shall act reasonably and as promptly as practicable.
(b)    Each of the parties hereto shall furnish to each other party such necessary information and reasonable assistance as such other party may reasonably request in connection with the actions required to obtain all required consents, approvals or waivers from non-Governmental Entity third parties. Subject to applicable Law relating to the exchange of information, Parent, UK Holdco and the Company shall each have the right to review in advance, and shall consult with the other in connection with, all of the information relating to Parent, UK Holdco or the Company, as the case may be, and any of their respective Subsidiaries, that appears in any filing made with, or written materials submitted to, any such third party in connection with the Mergers and the other transactions contemplated by this Agreement. In connection with any proceeding by a private party, each of the parties shall consult with the other in advance of any meeting or conference and, to the extent not prohibited by such third party, give the other party's counsel the opportunity to attend and observe such meetings and conferences.
(c)    Parent shall have primary responsibility for liaising with the European Commission in relation to the transactions contemplated hereby or, as relevant, national competition authorities for the purposes of satisfying the EUMR and Other Approvals Condition Precedent at Section 6.1(b) (including making appropriate submissions, notifications and filings and agreeing to take any actions in order to obtain an approval or waiver from, or to avoid any Action by, any Governmental Entity in connection with the Mergers or any other transaction contemplated by this Agreement). Without prejudice to the generality of this sub-section and subject to applicable Law relating to the exchange of information:
(i)    the Company shall furnish to the Parent such necessary information and assistance as Parent may reasonably request in connection with the foregoing; and
(ii)    Parent agrees to permit the Company or its counsel to review in advance submissions, notifications and filings and where practicable any communication to be submitted by it to any Governmental Entity, and to consult with the Company in advance of any meeting or conference with any Governmental Entity and, to the extent not prohibited by such Governmental Entity, give the Company's counsel the opportunity to attend and observe such meetings and conferences.
(d)    Each party agrees to use its reasonable best efforts to contest and resist any action or proceeding and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the transactions contemplated by this Agreement.
(e)    Notwithstanding any other provision of this Agreement to the contrary, no party shall be required and no party shall without the consent of the other party, take, or agree or commit to take, any actions which, individually or in the aggregate, would reasonably be expected to have a material adverse effect on the business, assets, liabilities, financial condition or results of operations of UK Holdco and its Subsidiaries (including the Viper Surviving Corporation and the Lynx Surviving Corporation), taken as a whole, after the earlier of the First Viper Effective Time and the First Lynx Effective Time. For the avoidance of doubt, UK Holdco, Parent, the Merger Subs and their respective Subsidiaries shall be required to take or agree to take any actions necessary or advisable in order to satisfy any objection of any Governmental Entity or to obtain any consent or waiver of any Government Entity so long as such actions would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the business, assets, liabilities, financial condition or results of operations of UK Holdco and its Subsidiaries (including the Viper Surviving Corporation and the Lynx Surviving Corporation), taken as a whole, following the First Viper Effective Time and the First Lynx Effective Time.
(f)    Promptly (and within 24 hours) following the execution hereof: (i) Parent shall adopt and approve this Agreement and the plan of merger contained herein in its capacity as the sole member of Lynx Merger Sub 1; (ii) Lynx Merger Sub 1 shall adopt and approve this Agreement and the plan of merger contained herein in its capacity as the sole member of Lynx Merger Sub 2, (iii) UK Holdco shall cause UK Midco to adopt and approve this Agreement and the plan of merger contained herein in its capacity as the sole member Viper Merger Sub 1 and (iv) Viper Merger Sub 1 shall adopt and approve this Agreement and the plan of merger contained herein in its capacity as the sole member of Viper Merger Sub 2.
Section 5.7    Takeover Laws. The Company and the Company Board and Parent and the Parent Board shall (a) take no action to cause any Takeover Law to become applicable to this Agreement, the Mergers, the Holdco Share Issuance or any of the other transactions contemplated hereby and (b) if any Takeover Law is or becomes applicable to this Agreement, the Mergers, the Holdco Share Issuance or any of the other transactions contemplated hereby, take all reasonable action necessary to ensure that the Mergers, the Holdco Share Issuance and the other transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to minimize the effect of such Takeover Law with respect to this Agreement, the Mergers, the Holdco Share Issuance and the other transactions contemplated hereby.
Section 5.8    Stockholder and Debtholder Litigation. Each of the Company and Parent shall cooperate with the other in the defense or settlement of any litigation relating to the transactions contemplated by this Agreement, including any litigation initiated by the holders of Indebtedness of the Company or Parent, against (a) Parent, any of its Subsidiaries and/or its directors or officers, or (b) the Company, any of its Subsidiaries and/or its directors of officers. Parent and its Subsidiaries will not agree to any settlement of any such litigation prior to the First Viper Effective Time (unless the defendants consist solely of Parent and/or members of the Parent Board) without the prior written consent of the Company (not to be unreasonably withheld or delayed).
Section 5.9    Notification of Certain Matters. In addition to the notification requirements set forth in Section 5.4(a), the Company and Parent shall promptly notify each other of (a) any Action commenced or, to such party's knowledge, threatened against, relating to or involving or otherwise affecting such party or any of its Subsidiaries which relate to the transactions contemplated hereby or (b) any change, condition or event (i) that renders or would reasonably be expected to render any representation or warranty of such party set forth in this Agreement (disregarding any materiality qualification contained therein) to be untrue or inaccurate in any material respect or (ii) that results or would reasonably be expected to result in any failure of such party to comply with or satisfy in any material respect any covenant, condition or agreement (including any condition set forth in Article VI) to be complied with or satisfied hereunder; provided, however, that no such notification shall affect any of the representations, warranties, covenants, rights or remedies, or the conditions to the obligations of, the parties hereunder. No failure by a party to provide any notice under this Section 5.9 with respect to any matter that would not result in a failure of a condition set forth in Section 6.2(a) or Section 6.3(a) shall result in a failure of the conditions set forth in Section 6.2(b) or Section 6.3(b), respectively.
Section 5.10    Employee Benefits and Related Matters.
(a)    UK Holdco shall, or shall cause its Subsidiaries to, honor all existing contractual remuneration commitments of the Company and its Subsidiaries to each employee and, subject to applicable Law, Parent agrees that, during the period commencing at the First Viper Effective Time and ending on December 31, 2013, the employees of the Company and its Subsidiaries will continue to be provided with: (i) the same base salaries provided by the Company and its Subsidiaries to each such employee immediately prior to the Effective Time and (ii) employee benefits (other than annual or long-term incentive compensation arrangements, equity compensation or defined benefit pension plans) that are substantially comparable in the aggregate to those employee benefits provided by the Company and its Subsidiaries prior to the First Viper Effective Time. In respect of the defined benefit employee benefits provided under the National Transcommunications Limited Pension Plan and the NTL 1999 Pension Scheme, their continuation is subject to the terms of the respective plans.
(b)    On and after the First Viper Effective Time, UK Holdco shall or shall cause its Subsidiaries to take into account, for purposes of eligibility, vesting, calculation of benefits, and benefit accrual thereunder, service by employees of the Company and its Subsidiaries as if such service were with UK Holdco and its Subsidiaries to the same extent such service was credited under a comparable plan of the Company and its Subsidiaries, except to the extent it would result in a duplication of benefits or the funding thereof. UK Holdco or one of its Subsidiaries, as applicable, shall use its reasonable best efforts to (i) waive all pre-existing conditions, exclusions, actively-at-work requirements, waiting periods and any other eligibility requirements of any plan for the benefit of such employee and his or her covered dependents that applies to them on or after the First Viper Effective Time, to the extent they were inapplicable to, or were satisfied under, the Company Plans, and (ii) cause any expenses incurred by any employee of the Company or its Subsidiaries and his or her covered dependents pursuant to any Company Plan during the portion of the plan year of such Company Plan ending on the date such employee's participation in the corresponding plan begins, to be taken into account under such plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such employee and his or her covered dependents for the applicable plan year under the plan as if such amounts had been paid in accordance with the plan. For the avoidance of doubt, an employee's active membership in a defined benefit pension plan and any benefit accruals thereunder shall be ignored for the purposes of this Section 5.10(b).

(c)    With respect to the Company's annual incentive bonus plan for the performance period beginning January 1, 2013 and ending December 31, 2013 (the “2013 Annual Bonus Plan”), the Company has established a bonus pool, which has been communicated to Parent and eligible employees of the Company and its Subsidiaries prior to the date of this Agreement. UK Holdco shall or shall cause its Subsidiaries to: (i) maintain following the First Viper Effective Time the 2013 Annual Bonus Plan, (ii) operate the 2013 Annual Bonus Plan through the end of the applicable performance period, and (iii) pay to each eligible employee a bonus amount on or before March 31, 2014 with respect to such performance period, in each case, in accordance with the terms of the 2013 Annual Bonus Plan; provided, however, that reasonable adjustments may be made to the applicable performance conditions resulting from the transaction as determined in good faith by the UK Holdco Board (or authorized committee thereof) to be equitable and appropriate, and that any discretion exercised by the UK Holdco Board (or authorized committee thereof) under the terms of the 2013 Annual Bonus Plan in determining the achievement of performance or bonus amounts shall be exercised in a manner that is consistent with past practice of the Company. In addition, UK Holdco shall or shall cause its Subsidiaries: (A) to maintain following the First Viper Effective Time the 2013 commission and local incentive plans as in effect immediately prior to the Effective Time (collectively, the “2013 Commission Plans”), which are materially consistent with the terms of the 2012 commission and local incentive plans, and (B) to operate the 2013 Commission Plans through December 31, 2013 in accordance with their terms and in a manner that is consistent with past practice of the Company.
(d)    This Section 5.10 shall be binding upon and shall inure solely to the benefit of each of the parties to this Agreement, and nothing in this Section 5.10, express or implied, is intended to confer upon any other Person (including for the avoidance of doubt any current or former directors, officers, employees, contractors or consultants of any of the Company or any of its Subsidiaries, Parent or any of its Subsidiaries, or on or after the First Viper Effective Time, UK Holdco, the Surviving Corporations or any of their respective Subsidiaries, their dependents and beneficiaries) any rights or remedies of any nature whatsoever under or by reason of this Section 5.10 or is intended to be, shall constitute or be construed as an amendment to or modification of any employee benefit plan, program, policy, agreement or arrangement of UK Holdco, the Company, the Parent, the Surviving Corporations or any respective Subsidiary thereof. Nothing herein shall be deemed to create any right to employment or continued employment or to a particular term or condition of employment with the UK Holdco, the Surviving Corporations or any of their respective Affiliates. Except as specifically provided in this Section 5.10(d), nothing in this Section 5.10 or any other provision of this Agreement shall limit the ability of UK Holdco, the Surviving Corporations or any of their Affiliates to amend, modify or terminate any benefit or compensation plan, program agreement or arrangement at any time assumed, established, sponsored or maintained by any of them.
Section 5.11    Indemnification, Exculpation and Insurance.
(a)    From and after the First Viper Effective Time and the First Lynx Effective Time, the Surviving Corporations shall jointly and severally indemnify, defend and hold harmless to the fullest extent permitted under applicable Law each Person who is, or was at any time prior to the First Lynx Effective Time, an officer or director of Parent or any Subsidiary thereof and each Person who served at the request of Parent or any Subsidiary thereof as a director, officer, trustee or fiduciary of another Person (each, a “Parent Indemnified Party” and, collectively, the “Parent Indemnified Parties”) and each Person who is, or was at any time prior to the First Viper Effective Time an officer or director of the Company or any Subsidiary thereof and each Person who served at the request of the Company or any Subsidiary thereof as a director, officer, trustee or fiduciary of another Person (each, a “Company Indemnified Party” and, collectively, the “Company Indemnified Parties” and, together with the Parent Indemnified Parties, the “Indemnified Parties”) against all losses, claims, damages, liabilities, costs and expenses (including attorneys' fees), judgments, fines, penalties and amounts paid in settlement in connection with any Action arising out of or pertaining to acts or omissions, or alleged acts or omissions, by them in their capacities as such, whether commenced, asserted or claimed before, at or after the First Viper Effective Time or the First Lynx Effective Time, as applicable. In the event of any such Action, (i) the Viper Surviving Corporation and the Lynx Surviving Corporation shall pay, as incurred, the fees and expenses of counsel selected by the Indemnified Party, which counsel shall be reasonably acceptable to UK Holdco, in advance of the final disposition of any such Action to the fullest extent permitted by applicable Law so long as such Indemnified Party provides an undertaking to repay such advances if it is ultimately determined that such Indemnified Party is not entitled to be indemnified hereunder, and (ii) UK Holdco and the Viper Surviving Corporation or the Lynx Surviving Corporation, as applicable, will cooperate in the defense of any such matter.
(b)    For a period of six (6) years after the First Viper Effective Time and the First Lynx Effective Time, as applicable, the Surviving Corporations shall maintain in effect the Company's, Parent's and each of their respective Subsidiaries' current directors' and officers' liability insurance and fiduciary insurance covering each Person currently covered by the Company's, Parent's and each of their respective Subsidiaries' directors' and officers' liability insurance and fiduciary insurance policies (correct and complete copies of which have been heretofore made available to Parent) for acts or omissions occurring prior to the First Viper Effective Time and the First Lynx Effective Time, respectively; provided, however, that Surviving Corporations may substitute therefor policies of an insurance company the material terms of which, including coverage and amount, are no less favorable in any material respect to such Persons than the Company's, Parent's and their respective Subsidiaries' existing policies as of the date hereof; and provided, further, that in no event shall the Surviving Corporations be required to pay annual premiums for insurance under this Section 5.11(b) in excess of 300% of the amount of the annual premiums paid or payable by the Company or Parent, respectively, for fiscal year 2012 for such purpose (which fiscal year 2012 premiums are hereby represented and warranted by (i) the Company to be as set forth in Section 5.11(b) of the Company Disclosure Letter and (ii) Parent to be as set forth in Section 5.11(b) of the Parent Disclosure Letter), it being understood that the Surviving Corporations shall nevertheless be obligated to provide as much coverage as may be obtained for such 300% amounts. For purposes of applying the limitations described in the preceding sentence, the amount of premiums available for such coverage shall be allocated equally as between insurance for the benefit of Persons previously covered by insurance policies of the Company and its Subsidiaries and Persons previously covered by insurance policies of Parent and its Subsidiaries.
(c)    In the event that UK Holdco, the Viper Surviving Corporation or the Lynx Surviving Corporation, as applicable, or any of their respective successors or assigns shall (i) consolidate with or merge into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfer all or substantially all its properties and assets to any Person, then, and in each such case, UK Holdco and the Surviving Corporations shall cause proper provision to be made so that the successor and assign of UK Holdco, the Viper Surviving Corporation or the Lynx Surviving Corporation, as applicable, assumes the obligations set forth in this Section 5.11.
(d)    The provisions of this Section 5.11 shall survive consummation of the Mergers and are intended to be for the benefit of, and will be enforceable by, each Indemnified Party, his or her heirs and his or her legal representatives.
(e)    The rights of each Indemnified Party hereunder shall be in addition to any other rights such Indemnified Party may have under the Company Charter, the Company Bylaws, the Parent Charter, the Parent Bylaws or comparable organizational documents of any Subsidiary of the Company or Parent, as applicable, under any Contract to which such Indemnified Party is a party and under applicable Law.
(f)    From and after the First Viper Effective Time, UK Holdco shall cause the Continuing Director to be covered by UK Holdco's directors' and officers' liability insurance to the same extent and on the same terms and conditions as such insurance coverage may be provided from time to time for UK Holdco's other directors.
(g)    From and after the First Viper Effective Time, the certificate of incorporation and bylaws of the Viper Surviving Corporation and each of its Subsidiaries shall contain provisions with respect to indemnification, exculpation and advancement of expenses for the benefit of the applicable Indemnified Parties with respect to all periods through the First Viper Effective Time that are at least as favorable to such Indemnified Parties as those contained in the Company Charter, the Company Bylaws or comparable organizational documents of such Subsidiaries, as applicable, as in effect on the date hereof.
Section 5.12    Stock Exchange Listing; Delisting. Parent and UK Holdco shall use reasonable best efforts to cause the Holdco Shares issuable to stockholders of the Company and Parent in the First Viper Merger and the First Lynx Merger to be approved for listing on Nasdaq, subject to official notice of issuance, prior to the earlier of the First Viper Effective Time and the First Lynx Effective Time. UK Holdco, Parent and the Company shall cooperate with each other in taking all necessary actions to delist the Company Common Stock and the Parent Common Stock from Nasdaq, to cancel the listing of the Company Common Stock on the Main Market of the UK Financial Services Authority and the admission of the same to trading on the London Stock Exchange and to terminate the registration of the Company Common Stock and the Parent Common Stock as of, or as promptly as practicable after, the First Viper Effective Time and the First Lynx Effective Time, as applicable.
Section 5.13    Public Announcements. The initial press release of the parties announcing the execution of this Agreement shall be a joint press release mutually agreed upon by Parent and the Company. Thereafter, Parent and the Company shall consult with each other before issuing, and give each other a reasonable opportunity to review and comment upon, any press release or other public statements with respect to this Agreement, the Mergers and the other transactions contemplated hereby, and, subject to Section 5.2 and Section 5.3, as applicable, the Company and Parent shall not issue any such press release or make any public statement with respect to this Agreement, the Holdco Share Issuance, the Mergers or any of the other transactions contemplated hereby without the prior written consent of the other, which consent shall not be unreasonably withheld or delayed, except as may be required by applicable Law, court process or by obligations pursuant to any listing agreement with any national securities exchange, national securities quotation system or the London Stock Exchange (in which case the Company or Parent, as applicable, shall use reasonable best efforts to allow the other reasonable time to comment on such release or statement in advance of such issuance to the extent reasonably practicable). Nothing in this Section 5.13 shall be deemed to require Parent or the Company to consult with, or obtain the approval of, the other party for any communication that does not contain any more material information regarding this Agreement, the Mergers, the Holdco Share Issuance and the other transactions contemplated hereby or the Support Agreement than contained in the initial joint press release or any communication previously approved by the other party.
Section 5.14    Section 16 Matters. Prior to the earlier of the First Viper Effective Time and the First Lynx Effective Time, each of UK Holdco, Parent and the Company shall take all such steps as may be necessary or appropriate to cause the transactions contemplated by this Agreement, including any dispositions of Company Common Stock (including derivative securities with respect to such Company Common Stock) or Parent Common Stock (including derivative securities with respect to such Parent Common Stock) or acquisitions of Holdco Shares (including derivative securities with respect to such Holdco Shares) resulting from the transactions contemplated by this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company or Parent, or who will become subject to such reporting requirements with respect to UK Holdco, to be exempt under Rule 16b-3 promulgated under the Exchange Act.
Section 5.15    Existing Convertible Notes.
(a)    UK Holdco and the Viper Surviving Corporation will enter into a supplemental indenture to the 6.50% Convertible Senior Notes Indenture at the First Viper Effective Time or at such other time that is permitted under the 6.50% Convertible Senior Notes Indenture providing for the conversion and settlement of the Company Convertible Notes in accordance with the 6.50% Convertible Senior Notes Indenture, and will cooperate to provide to the trustee under the 6.50% Convertible Senior Notes Indenture such officers' certificates, including the officer's certificate required pursuant to Section 12.09 of the 6.50% Convertible Senior Notes Indenture, and opinions of counsel, in each case as may be required by the 6.50% Convertible Senior Notes Indenture as a result of the First Viper Merger. UK Holdco and the Viper Surviving Corporation shall give timely all notices required to be given to holders of the Company Convertible Notes pursuant to, and shall otherwise comply in all material respects with the terms of, the 6.50% Convertible Senior Notes Indenture.
(b)    Prior to the Closing, the Company shall provide cooperation in exercising the rights of the Company and its Subsidiaries under the Capped Call Agreement related to the 6.50% Convertible Senior Notes due 2016.

Section 5.16    Financing.
(a)    Parent, UK Holdco and each of the Merger Subs shall use their reasonable best efforts to obtain, or cause to be obtained, the proceeds of the Debt Financing on the terms and conditions described in the Definitive Financing Agreements, including maintaining in effect the Definitive Financing Agreements, satisfying on a timely basis all conditions in the Definitive Financing Agreements the satisfaction of which are within the control of Parent, UK Holdco or any of the Merger Subs and, unless alternative financing has been put in place in compliance with the next sentence promptly after any breach under any of the Definitive Financing Agreements, seeking to enforce their rights, including seeking specific performance, under any of the Definitive Financing Agreements in the event of a breach by the other parties thereto. Parent, UK Holdco and the Merger Subs shall have the right from time to time to amend, restate, replace, supplement or otherwise modify, or waive any of its rights under, the Financing Commitments and/or substitute other financing for all or any portion of the Debt Financing from the same and/or alternative sources, provided that any such amendment, restatement, replacement, supplement or other modification to, or waiver of, any provision of the Financing Commitments shall not, without the prior written consent of the Company, (i) add new (or adversely modify any existing) condition to the Financing Commitments (unless such new condition or modification would not be reasonably expected to prevent or materially hinder or delay the consummation of the Merger), (ii) reduce the amount of the Debt Financing such that the aggregate funds that would be available to Parent, UK Holdco and the Merger Subs at the Closing would not be sufficient to satisfy Parent's, UK Holdco's and each of the Merger Subs' obligations to pay the Cash Consideration as contemplated by the Financing Commitments, refinance the Scheduled Indebtedness to the extent required under the terms of such Indebtedness and finance the payment of fees, expenses, accrued interest and premiums, as applicable, related to the provision of the Debt Financing or the refinancing of the Scheduled Indebtedness, or (iii) could reasonably be expected to prevent, or materially impede or delay the consummation of the Merger. Upon any such amendment, supplement or modification of the Financing Commitments in accordance with this Section 5.16(a), the term “Financing Commitments” shall mean the Financing Commitments as so amended, supplemented or modified. Parent, UK Holdco and each of the Merger Subs shall give the Company prompt notice of any material breach by any party to the Definitive Financing Agreements of which Parent, UK Holdco or any of the Merger Subs has become aware, any condition not likely to be satisfied or any termination of the Definitive Financing Agreements. In the event that any portion of the Debt Financing becomes unavailable, regardless of the reason therefor (and such portion is required for the purposes described in clauses (A), (B) and (C) of this Section 5.16(a)), Parent, UK Holdco and each of the Merger Subs will (1) use their reasonable best efforts to obtain, as promptly as practicable following the occurrence of such event, alternative debt financing (in an amount sufficient, when taken together with other sources of funds available to Parent, UK Holdco and each of the Merger Subs, to consummate the transactions contemplated by this Agreement, including (A) to satisfy Parent's, UK Holdco's and each of the Merger Subs' obligations to pay in full the aggregate Cash Consideration, (B) to refinance the Scheduled Indebtedness to the extent required under the terms of such indebtedness and (C) to finance the payment of fees, expenses, accrued interest and premiums, as applicable, related to the provision of the Debt Financing or the refinancing of the Scheduled Indebtedness) on terms that are no less favorable, taken as a whole, to Parent, UK Holdco and the Company from the same or other sources and that would not reasonably be expected to prevent, or materially impede or delay the consummation of the Debt Financing or the Mergers and (2) promptly notify the Company of such unavailability and the reason therefor. For the purposes of this Agreement, the term “Financing Commitments” shall be deemed to include any financing commitment or definitive financing agreement with respect to any alternative financing arranged in compliance herewith. Parent shall keep the Company reasonably informed on a reasonably current basis of the status of its efforts to consummate the Debt Financing. Notwithstanding the foregoing, compliance by Parent with this Section 5.16 shall not relieve Parent, UK Holdco and the Merger Subs of their obligations to consummate the transactions contemplated by this Agreement whether or not the Debt Financing is available.
(b)    Prior to the Closing, the Company shall provide and shall use its reasonable best efforts to cause its Representatives, including legal and accounting Representatives, to provide all cooperation reasonably requested by Parent and/or UK Holdco in connection with the arrangement of the Debt Financing (including any offering or private placement of debt securities), including (i) furnishing Parent, UK Holdco and the Financing Parties as promptly as practicable as required by the Financing Commitments with financial information and other pertinent information regarding the Company and its Subsidiaries as may be reasonably requested (and updated as reasonably requested) by Parent and/or UK Holdco to consummate the Debt Financing and is customary to be included in (x) marketing materials for senior secured and/or unsecured indebtedness (or any documentation or deliverables in connection therewith) or (y) an offering document relating to a private placement of secured and/or unsecured high-yield debt securities under Rule 144A and Regulation S of the Securities Act, including data and other information that would be included customarily in such marketing materials and offering document, and all information and data that would be reasonably necessary for an investment bank to receive customary (for high yield debt securities) “comfort” (including “negative assurance” comfort) from independent accountants in connection with such offering (all such information in this clause (i), together with all such other information required by the Financing Commitments, (collectively, the “Required Information”); provided, however, that the Required Information shall not include, and Parent and UK Holdco shall be responsible for, any post-Closing or pro forma projections, cost savings, synergies, capitalization, ownership or other post-Closing pro forma adjustments desired to be incorporated into any information used in connection with the Debt Financing), (ii) participating in a reasonable number of meetings (including customary one-on-one meetings with the parties acting as lead arrangers or agents for, and prospective lenders and purchasers of, the Debt Financing and senior management, representatives or advisors, with appropriate seniority and expertise, of the Company and its Subsidiaries), presentations, road shows, due diligence sessions, drafting sessions and sessions with rating agencies in connection with the Debt Financing, and assisting with the preparation of materials for rating agency presentations, roadshow presentations, offering memoranda, bank information memoranda and similar documents required in connection with the Debt Financing and otherwise reasonably cooperate in the marketing efforts related to the Debt Financing, (iii) issuing customary representation letters to auditors and using reasonable best efforts to obtain consents and customary comfort letters of independent accountants (including “negative assurance” comfort), legal opinions as reasonably requested by Parent as necessary and customary for financings similar to the Debt Financing (including any offering or private placement of debt securities pursuant to Rule 144A and Regulation S under the Securities Act), (iv) using reasonable best efforts to assist in the preparation of a customary confidential information memorandum for the debt facilities and other customary marketing materials to be used in connection with the syndications reasonably deemed necessary by the lead arranger of the Debt Financing to complete a successful syndication pursuant to the terms of the Financing Commitments, (v) using reasonable best efforts to help Parent and UK Holdco procure a public corporate credit rating and a public corporate family rating in respect of the relevant issuer, borrower or guarantor under the facilities or other debt instruments contemplated by the Financing Commitments from Standard & Poor's Ratings Services (“S&P”) and Moody's Investors Service, Inc. (“Moody's”), respectively, and public ratings for any of the facilities or notes issued in connection with the Debt Financing from each of S&P and Moody's, (vi) assist in the preparation of one or more credit or other agreements, as well as any pledge and security documents, and other definitive financing documents, collateral filings or other certificates or documents as may be reasonably requested by Parent and/or UK Holdco and otherwise reasonably facilitating the pledging of collateral and taking all necessary corporate or other entity actions to facilitate all of the foregoing, (vii) providing all documentation and other information about the Company as is reasonably requested by the Financing Parties with respect to applicable “know your customer” and anti-money laundering rules and regulations including the USA PATRIOT Act, (viii) arranging for the repayment on the Closing Date of the Scheduled Indebtedness to the extent it is being refinanced on the Closing Date and using reasonable best efforts to obtain customary pay-off letters, lien terminations, title transfers, and instruments of discharge or transfer relating to any collateral to be delivered at the Closing Date, (ix) cooperating reasonably with the Financing Sources' due diligence, to the extent customary and reasonable, (x) upon the reasonable request of the Parent and/or UK Holdco, using reasonable best efforts to provide certificates from the Company with respect to the information provided by the Company in any offering memorandum required by the Definitive Financing Agreements, and (xi) upon the reasonable request of the Parent and/or UK Holdco, using reasonable best efforts to arrange for and to complete a consent solicitation process with respect to the Scheduled Indebtedness, including the execution and delivery by the relevant Subsidiary of the Company of a consent solicitation agent agreement (or similar agreement) on reasonable terms consistent with this Agreement, any supplemental indenture that is required to implement any amendment, waiver or other modification approved in such consent solicitation (provided that such amendment, waiver or other modification will not continue to be effective if the Mergers are not consummated); provided, however, that Parent shall be obligated to pay, or simultaneously reimburse the Company for, any consent fee and other fees or expenses incurred in connection with such consent solicitation. The foregoing notwithstanding, (A) except to the extent necessary to authorize actions set forth in clauses (i) to (xi) in the prior sentence, neither the Company nor any Persons who are directors of the Company shall be required to pass resolutions or consents to approve or authorize the execution of the Debt Financing, (B) no obligation of the Company or any of its Subsidiaries or any of their respective Representatives under any certificate, document or instrument executed pursuant to the foregoing shall be effective until the Closing, (C) none of the Company or its Subsidiaries nor any of their respective Representatives shall be required to pay any commitment or other similar fee or incur any other cost or expense that is not simultaneously reimbursed by Parent in connection with the Debt Financing or provide indemnification under any agreement, in each case prior to the Closing, (D) no obligation set forth herein shall unreasonably interfere with the ongoing business or operations of the Company and its Subsidiaries and (E) no obligation set forth herein will require the Company or any of its Subsidiaries to take any action that will conflict with or violate any of their Contracts or charter documents or applicable Law. Nothing contained in this Section 5.16(b) or otherwise shall require the Company or any of its Subsidiaries, prior to the Effective Time, to be an issuer or other obligor with respect to the Debt Financing. Parent shall, promptly upon request by the Company, reimburse the Company for all reasonable out-of-pocket costs incurred by the Company or its Subsidiaries or their respective Representatives in connection with such cooperation and shall indemnify and hold harmless the Company and its Subsidiaries and their respective Representatives for and against any and all losses, claims, costs and expenses actually suffered or incurred by them, as incurred, in connection with the arrangement of the Debt Financing or any action taken by them at the request of Parent or UK Holdco pursuant to this Section 5.16(b), except in the event it is determined by a competent court in a final and non-appealable judgment that such losses result from the willful misconduct, gross negligence, fraud or intentional misrepresentation of the Company, any of its Subsidiaries or any of their respective Representatives, and pending any such judgment, Parent shall promptly pay (and advance all expenses in connection with) all such indemnification claims. The Company hereby consents to the use of its and its Subsidiaries' logos in connection with the Debt Financing; provided, however, that such logos are used solely in a manner that is not intended to or reasonably likely to harm or disparage the Company or any of its Subsidiaries or the reputation or goodwill of the Company or any of its Subsidiaries.
(c)    All non-public or otherwise confidential information regarding the Company or its Subsidiaries obtained by Parent, UK Holdco or their Representatives pursuant to this Section 5.16 shall be kept confidential in accordance with the Confidentiality Agreement.
(d)    Notwithstanding anything to the contrary contained in this Agreement, the condition set forth in Section 6.2(b), as it applies to the Company's obligations under Section 5.16(b), shall be deemed satisfied unless the Company's breaches of its obligations under Section 5.16(b) prevented Parent and/or UK Holdco from having funds available to fund the aggregate Cash Consideration.
Section 5.17    Certain Pre-Closing Actions.
(a)    In connection with the actions necessary or advisable to effect consummation of the Mergers and the related transactions, including the obtaining of any financing (such related transactions, the “Pre-Merger Transactions”), Parent and the Company agree that:
(i)    Prior to the Closing and prior to the contribution by Parent of Lynx Merger Sub 1 to the capital of UK Holdco, Lynx Merger Sub 1 will purchase or otherwise acquire from UK Holdco up to 85% and no less than 40% of the shares of UK Holdco that will comprise the Parent Merger Consideration in exchange for a promissory note of Lynx Merger Sub 1, and Lynx Merger Sub 1 will contribute such shares of UK Holdco to Lynx Merger Sub 2; provided that if the principal amount of the promissory note is greater than 75% of the Parent Merger Consideration, the principal amount and interest rate of the promissory note will be supported by appropriate third party documentation.
(ii)    Prior to the Closing, UK Holdco and Parent shall undertake the UK Holdco Re-Registration.

(iii)    Prior to the Closing, Parent shall contribute Lynx Merger Sub 1 to the capital of UK Holdco, following which Lynx Merger Sub 1 shall be a direct wholly-owned Subsidiary of UK Holdco and Lynx Merger Sub 2 shall be a direct wholly-owned subsidiary of Lynx Merger Sub 1.
(iv)    Prior to the Closing, each of Viper Merger Sub 1 and Lynx Merger Sub 1 shall be converted into a Delaware corporation in accordance with Section 265 of the DGCL and Section 216 of the DLLCA. Following such conversions, and immediately following the First Viper Effective Time and the First Lynx Effective Time, respectively, the board of directors of Viper Merger Sub 1 shall approve the Second Viper Merger and the board of directors of Lynx Merger Sub 1 shall approve the Second Lynx Merger (collectively, the “Merger Sub Corporate Approvals”).
(v)    Immediately prior to the First Viper Effective Time, and in recognition and consideration of the issue by UK Holdco of the Company Stock Consideration to the holders of (cancelled) Company Common Stock, Viper Merger Sub 2 shall issue new membership interests to Viper Merger Sub 1, Viper Merger Sub 1 shall issue new stock to UK Midco, and UK Midco shall issue new shares to UK Holdco. The number of membership interests, stock and shares to be issued shall be agreed between Parent and the Company before the First Viper Effective Time, and all such interests shall be treated as fully paid up.
(vi)    Immediately prior to the First Lynx Effective Time, and in recognition and consideration of the issue by UK Holdco of the Parent Merger Consideration to the holders of (cancelled) Parent Common Stock (for the avoidance of doubt, other than the shares of UK Holdco that were purchased or otherwise acquired by Lynx Merger Sub 1 and contributed to Lynx Merger Sub 2 for use as the Parent Merger Consideration), Lynx Merger Sub 2 shall issue new membership interests to Lynx Merger Sub 1, and Lynx Merger Sub 1 shall issue new stock to UK Holdco. The number of membership interests and stock to be issued shall be agreed between Parent and the Company before the First Lynx Effective Time, and all such interests shall be treated as fully paid up.
(vii)    Immediately prior to and at the time of the Viper Mergers, (A) for U.S. federal income tax purposes, Viper Merger Sub 1 shall be a direct, wholly-owned Subsidiary of UK Holdco (i.e., any entities in between UK Holdco and Viper Merger Sub 1 shall be “disregarded entities” for U.S. federal income tax purposes), and (B) Viper Merger Sub 2 shall be a direct, wholly-owned Subsidiary of Viper Merger Sub 1.
(b)    Parent, UK Holdco, and the Merger Subs agree that any action taken hereafter, directly or indirectly, to assist in the consummation of the Mergers and the Pre-Merger Transactions must not:
(i)    change in any way, or be inconsistent with, the terms and conditions of this Agreement;
(ii)    change in any way the amount of the Company Cash Consideration or the amount or composition of the Company Stock Consideration payable in the Viper Mergers or the amount or composition of the Parent Merger Consideration payable in the Lynx Mergers;

(iii)    change in any adverse way that is more than de minimis the income tax consequences to the holders of Company Common Stock or any of the parties that own any of the interests described in Section 2.5, in each case, in connection with the Mergers;
(iv)    increase by a material amount the income tax costs to any party to this Agreement or its Subsidiaries, of the Mergers, the Pre-Merger Transactions or any other transactions contemplated by this Agreement;
(v)     materially increase the costs to any party to this Agreement or its Subsidiaries with respect to the Mergers or any other transactions contemplated by this Agreement;
(vi)    cause the performance of the covenants and agreements of any party hereunder to become more burdensome; or
(vii)    materially increase the regulatory or other consents or approvals required to consummate the Mergers or any other transactions contemplated by this Agreement or the Financing Commitments; or materially delay, or otherwise result in any impediment to, the consummation of the Mergers or any other transactions contemplated by this Agreement or the Financing Commitments.
(c)    Notwithstanding anything to the contrary contained in this Agreement, if, prior to the Closing Date, Parent or the Company determines, acting reasonably and in good faith and in consultation with its tax advisors, that, as a result of a change in applicable Law, facts relating to the Mergers and/or the Pre-Merger Transactions or other similar circumstances, UK Holdco, Parent or the Company (or any of their respective Subsidiaries) is more likely than not to recognize a material amount of taxable income or gain for U.S. federal income tax purposes or may be subject to a material amount of U.K. tax, including U.K. corporation tax, stamp duty and stamp duty reserve tax, in either case, in connection with the Mergers and/or the Pre-Merger Transactions, subject to the provisions of this Section 5.17, Parent and the Company shall give good faith consideration to proposals to seek to restructure the Mergers and related transactions in a manner that reduces or eliminates such taxable income or gain or tax; provided, however, that any such proposal(s) shall not result in or require an extension of the Outside Date or delay the Closing.
Section 5.18    Final UK Holdco Articles. As promptly as practicable following the date hereof, and prior to the filing of the Joint Proxy Statement and the Form S-4 with the SEC, Parent and the Company shall finalize the terms of the articles of association of UK Holdco to become effective in connection with the UK Holdco Re-Registration which shall be drafted by Parent in the first instance; provided, however, that the terms thereof shall be consistent in all material respects with Exhibit C and otherwise on terms and conditions reasonably satisfactory to Parent and the Company acting in good faith (the “Final UK Holdco Articles”.

ARTICLE VI
CONDITIONS PRECEDENT
Section 6.1    Conditions to Each Party's Obligation to Effect the Mergers. The respective obligations of each party to effect the Mergers and to consummate the other transactions contemplated by this Agreement is subject to the satisfaction at or prior to the Closing of the following conditions:
(a)    Stockholder Approval.
(i)    The Company Stockholder Approval shall have been obtained.
(ii)    The Parent Stockholder Approval shall have been obtained.
(b)    EUMR; Other Approvals.
(i)    Issuance of a decision by the European Commission declaring the transactions contemplated hereby to be compatible with the common market pursuant to the EUMR, or expiry of the deadlines to issue a decision with the consequence that such transactions are deemed compatible with the common market pursuant to Article 10(6) of the EUMR or, if the European Commission refers the whole or part of the transactions to one or more national competition authorities, including but not limited to the U.K. Office of Fair Trading, pursuant to Article 9 EUMR, or is deemed to have done so, each such national competition authority granting clearance of the whole or relevant part of the transactions or are deemed cleared as the case may be and, where applicable, the European Commission granting clearance under the EUMR in respect of the part of the transaction not being referred to one or more national competition authorities, or expiry of the deadlines to issue a decision with the consequence that such part of the transactions is deemed compatible with the common market pursuant to the EUMR.
(ii)    Should the U.K. Secretary of State serve an Intervention Notice pursuant to section 67 of the U.K. Enterprise Act 2002 (“European Intervention Notice”) prior to the satisfaction of the conditions set forth in Section 6.1(b)(i) and Section 6.1(b)(iii), the U.K. Secretary of State shall have confirmed to Parent and/or the Company in writing that she will not make an adverse public interest finding.
(iii)    All required consents, approvals and waivers under any Antitrust Laws or Communications Laws, including all Company License Consents and Parent License Consents, relating to the transactions contemplated by this Agreement in the jurisdictions listed in Section 6.1(b) of the Parent Disclosure Letter shall have been obtained.
(c)    No Injunctions or Legal Restraints; Illegality. No temporary restraining order, preliminary or permanent injunction or other judgment, order or decree issued by any Governmental Entity of competent jurisdiction shall be in effect, and no Law shall have been enacted, entered, promulgated, enforced or deemed applicable by any Governmental Entity that, in any such case, enjoins, prohibits or makes illegal the consummation of the transactions contemplated by this Agreement.
(d)    Form S-4. The Form S-4 shall have been declared effective by the SEC under the Securities Act and no stop order suspending the effectiveness of the Form S-4 shall have been issued by the SEC and no proceedings for that purpose shall have been initiated or, to the knowledge of Parent or the Company, threatened.

(e)    Nasdaq Listing. The Holdco Shares issuable to the stockholders of the Company and Parent as provided for in Article II shall have been approved for listing on Nasdaq, subject to official notice of issuance.
Section 6.2    Conditions to the Obligations of Parent, UK Holdco and the Merger Subs. The obligations of Parent, UK Holdco and the Merger Subs to effect the Mergers and to consummate the other transactions contemplated by this Agreement is also subject to the satisfaction, or waiver by Parent, at or prior to the Closing, of the following conditions:
(a)    Representations and Warranties.
(i)    Each of the representations and warranties of the Company set forth in Section 3.1(a) (solely as it relates to the Company), Section 3.2(a), Section 3.4, clause (i) of Section 3.5(a), and clause (c) of Section 3.9 shall be true and correct in all respects (except, in the case of Section 3.2(a), for de minimis exceptions) as of the date hereof and as of the Closing Date as if made as of the Closing Date (except to the extent such representation and warranty speaks as of a particular date, in which case such representation and warranty shall be true and correct as of that date).
(ii)    All of the other representations and warranties of the Company set forth in this Agreement shall be true and correct in all respects (without giving effect to any materiality, Company Material Adverse Effect or similar qualifiers) as of the date hereof and as of the Closing Date as if made as of the Closing Date (except to the extent such representation and warranty speak as of a particular date, in which case such representation and warranty shall be true and correct as of that date) except to the extent such inaccuracies have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
(b)    Performance of Obligations of the Company. The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the First Viper Effective Time.
(c)    Officers' Certificate. Parent shall have received a certificate signed by a senior executive officer of the Company certifying as to the matters set forth in Sections 6.2(a) and 6.2(b).
Section 6.3    Conditions to the Obligations of the Company. The obligation of the Company to effect the First Viper Merger and to consummate the other transactions contemplated by this Agreement is also subject to the satisfaction, or waiver by the Company, at or prior to the Closing, of the following conditions:
(a)    Representations and Warranties.
(i)    Each of the representations and warranties of Parent, UK Holdco and the Merger Subs set forth in Section 4.1(a) (solely as it relates to Parent), Section 4.2(a), Section 4.4, clause (i) of Section 4.5(a) and clause (c) of Section 4.9 shall be true and correct in all respects (except, in the case of Section 4.2(a) for de minimis exceptions) as of the date hereof and as of the Closing Date as if made as of the Closing Date (except to the extent such representation and warranty speaks as of a particular date, in which case such representation and warranty shall be true and correct as of that date).
(ii)    All of the other representations and warranties of Parent, UK Holdco and the Merger Subs set forth in this Agreement shall be true and correct in all respects (without giving effect to any materiality, Parent Material Adverse Effect or similar qualifiers) as of the date hereof and as of the Closing Date as if made as of the Closing Date (except to the extent such representation and warranty speak as of a particular date, in which case such representation and warranty shall be true and correct as of that date) except to the extent such inaccuracies have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.
(b)    Performance of Obligations of Parent, UK Holdco and the Merger Subs. Parent, UK Holdco and the Merger Subs shall have performed in all material respects all obligations required to be performed by them under this Agreement at or prior to the First Viper Effective Time and the First Lynx Effective Time, including Parent's obligations pursuant to Section 1.8.
(c)    Officers' Certificate. The Company shall have received a certificate signed by a senior executive officer of Parent certifying as to the matters set forth in Sections 6.3(a) and 6.3(b) and evidence reasonably satisfactory to the Company, of Parent's compliance with Section 1.8.
(d)    Merger Consideration. Parent or UK Holdco shall have delivered to the Exchange Agent the aggregate Company Merger Consideration as required by Section 2.8.

ARTICLE VII
TERMINATION, AMENDMENT AND WAIVER
Section 7.1    Termination. This Agreement may be terminated and the Mergers may be abandoned at any time prior to the earlier of the First Viper Effective Time and the First Lynx Effective Time, whether before or after the Company Stockholder Approval or the Parent Stockholder Approval has been obtained (with any termination by Parent also being an effective termination by UK Holdco and each of the Merger Subs):
(a)    by mutual written consent of Parent and the Company;
(b)    by either Parent or the Company:
(i)    if the Mergers shall not have been consummated on or before the eight (8) month anniversary of the date hereof (the “Initial Outside Date”, the Initial Outside Date as extended from time as set forth below, the “Outside Date”); provided, however, that if at any time prior to the Initial Outside Date (A) the European Commission refers the review of the Mergers to one or more national competition authorities under Article 9 EUMR, or (B) the European Commission opens a “Phase II” investigation, or (C) the U.K. Secretary of State issues a European Intervention Notice, (1) Parent may, by written notice to the Company from time to time, extend the Outside Date, but not beyond the date that is the eleven (11) month anniversary of the date hereof and (2) Company may, by written notice to Parent from time to time, extend the Outside Date, but not beyond the date that is the nine (9) month anniversary of the date hereof; provided, further, that the right to terminate this Agreement pursuant to this Section 7.1(b)(i) shall not be available to any party whose breach of any provision of this Agreement or failure to fulfill in any material respect any of such party's obligations under this Agreement was the principal cause for the failure of the Mergers to be consummated by the Outside Date; and; provided, further, that the Outside Date shall also be extended pursuant to Section 5.2(d) or Section 5.4(a)(iv);
(ii)    if any court of competent jurisdiction or other Governmental Entity shall have issued a judgment, order, injunction, rule, Law or decree, or taken any other action restraining, enjoining or otherwise prohibiting any of the transactions contemplated by this Agreement and such judgment, order, injunction, rule, Law or decree shall have become final and nonappealable or any Governmental Entity shall have finally and non-appealably declined to grant any of the approvals of any Governmental Entity the receipt of which is necessary to satisfy the condition set forth in Section 6.1(c); provided, however, that a prohibition decision from the European Commission and/or a report from the UK Competition Commission finding a substantial lessening of competition that cannot be remedied regarding the Mergers contemplated hereby shall be deemed to be such Governmental Entity's final and nonappealable order without any further action; provided, further, that the right to terminate this Agreement pursuant to this Section 7.1(b)(ii) shall not be available to any party whose breach of any provision of this Agreement or failure to fulfill in any material respect any of such party's obligations under this Agreement was the principal cause for such action;
(iii)    if, upon a vote at a duly held meeting (including any adjournment or postponement thereof) to obtain the Company Stockholder Approval, the Company Stockholder Approval shall not have been obtained; or
(iv)    if, upon a vote at a duly held meeting (including any adjournment or postponement hereof) to obtain the Parent Stockholder Approval, the Parent Stockholder Approval shall not have been obtained;
(c)    by Parent:
(i)    if the Company shall have breached or failed to perform any of its covenants or agreements set forth in this Agreement, or if any representation or warranty of the Company shall have been untrue as of the date hereof or shall thereafter have become untrue, which breach or failure to perform or to be or remain true, either individually or in the aggregate, if occurring or continuing at the Closing (x) would result in the failure of any of the conditions set forth in Section 6.2(a) or 6.2(b) and (y) cannot be or has not been cured by the earlier of (1) the Outside Date (as it may be extended) and (2) 30 days after the giving of written notice to the Company of such breach or failure; provided, however, that Parent shall not have the right to terminate this Agreement pursuant to this Section 7.1(c)(i) if, at the time of delivery of such written notice, Parent, UK Holdco or any of the Merger Subs shall have materially breached or failed to perform their covenants or agreements set forth in this Agreement or any of their representations or warranties shall have been untrue as of the date hereof or shall thereafter have become untrue such that Section 6.3(a) or 6.3(b) would not be satisfied;

(ii)    if the Company Board shall have failed to include the Company Board Recommendation in the Joint Proxy Statement or the Company Board shall have effected a Company Board Recommendation Change (other than a failure to include the Company Board Recommendation following, or a Company Board Recommendation Change relating to, a Parent Stock Event);
(iii)    if the Company Board shall have effected a Company Board Recommendation Change following or relating to a Parent Stock Event, no earlier than the day following the tenth (10th) Business Day after the date of such Company Board Recommendation Change relating to a Parent Stock Event; provided, however, that Parent may not terminate this Agreement pursuant to this clause (iii) if the Company Stockholder Approval shall have been obtained on or prior to such tenth (10th) Business Day; or
(iv)     if the Parent Board approves, and authorizes Parent to enter into, a definitive agreement providing for the implementation of a Superior Parent Proposal, but only so long as (A) the Parent Stockholder Approval has not yet been obtained and (B) concurrently with any termination pursuant to this Section 7.1(c)(iv), Parent pays the Company the termination fee set forth in Section 7.3(c)(i).
(d)    by the Company:
(i)    if Parent, UK Holdco or any of the Merger Subs shall have breached or failed to perform any of their covenants or agreements set forth in this Agreement, or if any representation or warranty of Parent, UK Holdco or any of the Merger Subs shall have been untrue as of the date hereof or shall thereafter have become untrue, which breach or failure to perform or to be or remain true, either individually or in the aggregate, if occurring or continuing at the Closing (A) would result in the failure of any of the conditions set forth in Section 6.3(a) or 6.3(b) and (B) cannot be or has not been cured by the earlier of (1) the Outside Date (as it may be extended) and (2) 30 days after the giving of written notice to Parent of such breach or failure; provided, however, that the Company shall not have the right to terminate this Agreement pursuant to this Section 7.1(d)(i) if, at the time of delivery of such written notice, it shall have materially breached or failed to perform its covenants or agreements set forth in this Agreement or any of its representations or warranties shall have been untrue as of the date hereof or shall thereafter have become untrue such that Section 6.2(a) or 6.2(b) would not be satisfied;
(ii)    if the Parent Board shall have failed to include the Parent Board Recommendation in the Joint Proxy Statement or shall have effected a Parent Board Recommendation Change; or
(iii)    if the Company Board approves, and authorizes the Company to enter into, a definitive agreement providing for the implementation of a Superior Company Proposal from an Excluded Party, but only so long as (A) the Company Stockholder Approval has not yet been obtained and (B) concurrently with any termination pursuant to this Section 7.1(d)(iii), the Company pays Parent the termination fee set forth in Section 7.3(b)(i).
The party desiring to terminate this Agreement pursuant to this Section 7.1 (other than pursuant to Section 7.1(a)) shall provide written notice of termination to the other party, and any such termination in accordance with this Section 7.1 shall be effective immediately upon delivery of such written notice to the other party.
Section 7.2    Notice of Termination; Effect of Termination. In the event of termination of the Agreement, this Agreement shall immediately become void and have no effect, without any liability or obligation on the part of Parent, UK Holdco, any of the Merger Subs or the Company, provided, however, that:
(a)    the Confidentiality Agreement and the provisions of the last sentence of Section 5.5(a) and the last sentence of Section 5.5(b) (Access to Information; Confidentiality), this Section 7.2, Section 7.3 (Fees and Expenses), Section 7.4 (Amendment or Supplement), Section 8.2 (Notices), Section 8.4 (Interpretation), Section 8.5 (Entire Agreement), Section 8.6 (No Third Party Beneficiaries), Section 8.7 (Governing Law), Section 8.8 (Submission to Jurisdiction), Section 8.9 (Assignment; Successors), Section 8.10 (Specific Performance), Section 8.12 (Severability), Section 8.13 (Waiver of Jury Trial) and Section 8.17 (No Presumption Against Drafting Party) shall survive the termination hereof;
(b)    the Company or Parent, as applicable, may have liability as provided in Section 7.3; and
(c)    no such termination shall relieve any party from any liability for damages resulting from any Willful and Material Breach of any of its representations, warranties, covenants or agreements in this Agreement, in which case the non-breaching party shall be entitled to all rights and remedies available at Law or in equity.
Section 7.3    Fees and Expenses.
(a)    Except as otherwise provided in this Section 7.3, all fees and expenses incurred in connection with this Agreement, the Mergers and the other transactions contemplated hereby shall be paid by the party incurring such fees or expenses, whether or not the Mergers are consummated.
(b)    The Company agrees:
(i)    to pay, or cause its designee to pay, Parent a fee equal to $235,000,000 if this Agreement is terminated by the Company pursuant to Section 7.1(d)(iii) (in which case, the fee shall be payable at the time of termination); and
(ii)    to pay, or cause its designee to pay, Parent a fee equal to $470,000,000 (minus any amount previously paid pursuant to Section 7.3(d)(i)) if this Agreement is terminated by Parent or the Company pursuant to Section 7.1(b)(iii) and the event giving rise to the right to terminate occurred at a time when a Company Acquisition Proposal had been publicly announced or otherwise made publicly known (other than by Parent or its Affiliates) and not withdrawn and, within six (6) months after such termination, either the Company enters into a definitive agreement relating to a Company Acquisition Transaction which is subsequently completed or a transaction contemplated by a Company Acquisition Proposal is consummated (in which case, the fee shall be payable within two (2) Business Days after consummation of such Company Acquisition Transaction); provided, however, that if the

Company Acquisition Proposal pending at the time of termination was submitted by an Excluded Party, then the fee payable by the Company or its designee shall be equal to $235,000,000 (minus any amount previously paid pursuant to Section 7.3(d)(i)); and
(iii)     to pay, or cause its designee to pay, Parent a fee equal to $470,000,000 if this Agreement is terminated by Parent pursuant to Section 7.1(c)(ii).
For purposes of this Section 7.3(b), all references to twenty percent (20%) in the definition of Company Acquisition Proposal shall be deemed reference to fifty percent (50%).
(c)    Parent agrees:
(i)    to pay the Company a fee equal to $470,000,000 if this Agreement is terminated by Parent pursuant to Section 7.1(c)(iv) or by the Company pursuant to Section 7.1(d)(ii); and
(ii)    to pay, or cause its designee to pay, the Company a fee equal to $470,000,000 (minus any amount previously paid pursuant to Section 7.3(d)(ii)) if this Agreement is terminated by Parent or the Company pursuant to Section 7.1(b)(iv) and the event giving rise to the right to terminate occurred at a time when a Parent Acquisition Proposal had been publicly announced or otherwise made publicly known (other than by the Company or its Affiliates) and not withdrawn and, within six (6) months after such termination, either Parent enters into a definitive agreement relating to a Parent Acquisition Transaction which is subsequently completed or a transaction contemplated by a Parent Acquisition Proposal is consummated (in which case, the fee shall be payable within two (2) Business Days after consummation of such Parent Acquisition Transaction).
For purposes of this Section 7.3(c), all references to twenty percent (20%) in the definition of Parent Acquisition Proposal shall be deemed reference to fifty percent (50%).
(d)    In the event that this Agreement is terminated:
(i)    pursuant to Section 7.1(b)(iii), then the Company shall pay to Parent on the date of such termination, Parent's reasonable, documented, out-of-pocket expenses (including fees to advisors and financing fees), up to a maximum of $35,000,000; provided, however, that the foregoing shall not be applicable if the failure to obtain the Company Stockholder Approval shall have followed a Company Board Recommendation Change relating to a Parent Stock Event; provided, further, that no such expenses shall be paid if a termination fee is being or has been paid pursuant to Section 7.3.
(ii)     pursuant to Section 7.1(b)(iv), then Parent shall pay to the Company on the date of such termination, the Company's reasonable, documented, out-of-pocket expenses (including fees to advisors), up to a maximum of $35,000,000; provided, further, that no such expenses shall be paid if a termination fee is being or has been paid pursuant to Section 7.3.
(e)    Any fee or other payment payable pursuant to Section 7.3(b), Section 7.3(c) or Section 7.3(d) shall be made by wire transfer of same day funds to the account specified by the party to receive such payment. In no event shall the Company be required to pay more than one (1) termination fee pursuant to Section 7.3(b).
(f)    Parent, UK Holdco, each of the Merger Subs and the Company agree that the payments provided for in Section 7.3(b), Section 7.3(c) and Section 7.3(d) shall be the sole and exclusive remedy of Parent, UK Holdco and each of the Merger Subs, on the one hand, or the Company, on the other hand, upon termination of this Agreement under circumstances giving rise to an obligation (or potential obligation) of the Company or Parent to pay the amounts set forth in Section 7.3(b), Section 7.3(c) or Section 7.3(d), respectively, and such remedy shall be limited to the aggregate of the sums stipulated in such Sections; provided, however, that nothing herein shall relieve any party from liability for any Willful and Material Breach of any of its representations, warranties, covenants or agreements set forth in this Agreement.
(g)    Each of the parties hereto acknowledge that the agreements contained in this Section 7.3 are a material inducement to the entry into this Agreement by the other parties hereto. Accordingly, (i) if the Company or its designee shall fail to pay any expense reimbursement or termination fee when due, the Company shall reimburse Parent for all reasonable costs and expenses incurred by Parent (including reasonable fees and expenses of counsel) in connection with the collection and enforcement of this Section 7.3 and (ii) if Parent shall fail to pay any expense reimbursement or termination fee when due, Parent shall reimburse the Company for all reasonable costs and expenses incurred by the Company (including reasonable fees and expenses of counsel) in connection with the collection and enforcement of this Section 7.3.
Section 7.4    Amendment or Supplement. Subject to applicable Law and the rules of Nasdaq, this Agreement may be amended, modified or supplemented by the parties by action taken or authorized by their respective boards of directors at any time prior to the earlier of First Viper Effective Time and the First Lynx Effective Time, whether before or after the Company Stockholder Approval and/or Parent Stockholder Approval has been obtained. This Agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing specifically designated as an amendment hereto, signed on behalf of each of Parent and the Company (and any such amendment shall be binding on all parties hereto).
Section 7.5    Extension of Time; Waiver. At any time prior to the earlier of First Viper Effective Time and the First Lynx Effective Time, the parties may, by action taken or authorized by their respective Boards of Directors, subject to applicable Law and the rules of Nasdaq and the London Stock Exchange, (a) extend the time for the performance of any of the obligations or acts of the other parties, (b) waive any inaccuracies in the representations and warranties of the other parties set forth in this Agreement or any document delivered pursuant hereto or (c) waive compliance with any of the agreements or conditions of the other parties contained herein. Any agreement on the part of a party to any such waiver shall be valid only if set forth in a written instrument executed and delivered by a duly authorized officer on behalf of such party. No failure or delay of any party in exercising any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such right or power, or any course of conduct, preclude any other or further exercise thereof or the exercise of any other right or power. The rights and remedies of the parties hereunder are cumulative and are not exclusive of any rights or remedies which they would otherwise have hereunder.

ARTICLE VIII
GENERAL PROVISIONS
Section 8.1    Non-Survival. None of the representations, warranties, covenants or agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the earlier of the First Viper Effective Time and the First Lynx Effective Time, other than those covenants or agreements of the parties that by their terms apply, or are to be performed in whole or in part, after the First Viper Effective Time or the First Lynx Effective Time, as applicable, including the obligations of UK Holdco in respect of Section 5.11 and the reimbursement and indemnification obligations of Parent contained in Section 5.16(b).
Section 8.2    Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly given (a) on the date of delivery if delivered personally, or if by electronic mail (but only if followed by transmittal by recognized overnight courier or by hand delivery the next Business Day), (b) on the first Business Day following the date of dispatch if delivered utilizing a next-day service by a recognized next-day courier (upon proof of delivery) or (c) on the earlier of confirmed receipt or the seventh (7th) Business Day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices hereunder shall be delivered to the addresses set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice:
(i)    if to Parent, UK Holdco, any of the Merger Subs, the Viper Surviving Corporation or the Lynx Surviving Corporation, to:
Liberty Global, Inc.
12300 Liberty Boulevard
Englewood, CO 80112
Attention: Bryan H. Hall, General Counsel
E-mail: separately provided

and

Liberty Global, Inc.
38 Hans Crescent
London SW1X OLZ
United Kingdom
Attention: Andrea Salvato

E-mail: separately provided

with a copy (which shall not constitute notice) to:

Shearman & Sterling LLP
599 Lexington Avenue
New York, New York 10022
Attention: George A. Casey, Esq.
Eliza W. Swann, Esq.
E-mail: george.casey@shearman.com
eliza.swann@shearman.com

(ii)    if to the Company, to:
Virgin Media Inc.
65 Bleecker Street, 6th Floor
New York, New York 10012
Attention: General Counsel
E-mail: separately provided

with (which shall not constitute notice) copy to:

Virgin Media Limited
Bartley Wood Business Park Bartley Way
Hook, Hampshire RG27 9UP
United Kingdom
Attention: Caroline Withers
E-mail: separately provided

Fried, Frank, Harris, Shriver & Jacobson LLP
One New York Plaza
New York, New York 10004
Attention: Arthur Fleischer, Esq.
John Sorkin, Esq.
E-mail: arthur.fleischer@friedfrank.com
john.sorkin@friedfrank.com

Fried, Frank, Harris, Shriver & Jacobson (London) LLP
99 City Road
London EC1Y 1AX
Attention: Robert Mollen, Esq.
Email: robert.mollen@friedfrank.com

Section 8.3    Certain Definitions. For purposes of this Agreement:
(a)    “Affiliate” of any Person means any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person;
(b)     “Business Day” means any day other than a Saturday, a Sunday or a day on which banks in New York, New York and London, United Kingdom are authorized or required by applicable Law to be closed;
(c)    “Company Incentive Plans” means the Amended and Restated Virgin Media 2004 Stock Incentive Plan (formerly the Amended and Restated 2004 NTL Stock Incentive Plan), the Virgin Media Inc. 2004 Stock Incentive Plan (formerly known as the Telewest Global, Inc. 2004 Stock Incentive Plan), the Virgin Media Inc. 2006 Stock Incentive Plan, as amended and the Virgin Media Inc. 2010 Stock Incentive Plan (including the UK Employees Subplan).
(d)    “Company Material Adverse Effect” means any event, change, circumstance, discovery, announcement, occurrence, effect or state of facts that, individually or in the aggregate, (i) is or would reasonably be expected to be materially adverse to the business, assets, liabilities, financial condition or results of operations of the Company and its Subsidiaries, taken as a whole, or (ii) would or would reasonably be expected to prevent or materially delay the ability of the Company to consummate the First Viper Merger or any of the other transactions contemplated by this Agreement; but, for purposes of clause (i) only, except to the extent any event, change, circumstance, discovery, announcement, occurrence, effect or state of facts results from (A) changes or conditions generally affecting the industries in which the Company and its Subsidiaries operate, or the economy or the financial or securities markets, in the United States and/or the United Kingdom, (B) the outbreak or escalation of war, armed hostilities or acts of terrorism, (C) changes in Law or GAAP or the interpretation or enforcement of either, (D) the execution, performance (including the taking of any action required hereby or the failure to take any action prohibited hereby) or announcement of this Agreement (provided, however, that the exceptions in this clause (D) shall not apply to any representation or warranty to the extent the express purpose of such representation or warranty (or any portion thereof) is to address the consequences resulting from the execution of this Agreement or the performance by the Company of its obligations hereunder), (E) fluctuations in the price or trading volume of the Company Common Stock (except that this clause (E) shall not prevent or otherwise affect a determination that any event, change, circumstance, discovery, announcement, occurrence, effect or state of facts underlying such fluctuation (unless otherwise excluded under the other provisions of this definition) has resulted in, or contributed to, a Company Material Adverse Effect) or (F) the failure of the Company to meet any published analyst estimates or expectations of revenue, earnings or other financial performance or results of operations for any period or any failure by the Company to meet its internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations (except that this clause (F) shall not prevent or otherwise affect a determination that any event, change, circumstance, discovery, announcement, occurrence, effect or state of facts underlying such failure (unless otherwise excluded under the other provisions of this definition) has resulted in, or contributed to, a Company Material Adverse Effect); provided, however, that the impact of any adverse event, change, circumstance, discovery, announcement, occurrence, effect or state of facts described in clause (A), (B) or (C) shall be included for purposes of determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur if such event, change, circumstance, discovery, announcement, occurrence, effect or state of facts has or would reasonably be expected to have a materially disproportionate adverse effect on the Company and its Subsidiaries, taken as a whole, as compared to similarly situated companies in the industries in which the Company and its Subsidiaries operate.
(e)     “Company Stockholders Meeting” means a meeting of the stockholders of the Company to be called to consider the approval and adoption of this Agreement and the First Viper Merger, among other proposals;
(f)    “control” (including the terms “controlled,” “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise;
(g)    “Experienced Counsel” means Fried Frank with respect to the Company, S&S with respect to Parent, or with respect to either party, another nationally-recognized legal counsel that is experienced in the relevant legal matters;
(h)    “Experienced Financial Advisor” means the Company Financial Advisors with respect to the Company, the Parent Financial Advisors with respect to Parent, or with respect to either party, another nationally-recognized financial advisory firm;
(i)    “Form S-4” means the Registration Statement on Form S-4, or other appropriate form, including any pre-effective or post-effective amendments or supplements thereto, filed with the SEC by UK Holdco under the Securities Act with respect to the Holdco Shares to be issued to the stockholders of the Company and Parent in connection with the transactions contemplated by this Agreement;
(j)    “Holdco Shares” means, collectively, the Series A Holdco Shares, the Series B Holdco Shares and the Series C Holdco Shares;
(k)    “Indebtedness” means, with respect to any Person, (i) all obligations of such Person for borrowed money or with respect to unearned advances of any kind to such Person, (ii) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments, (iii) all capitalized lease obligations of such Person, (iv) all guarantees and arrangements having the economic effect of a guarantee of such Person of any Indebtedness of any other Person, and (v) all obligations or undertakings of such Person to maintain or cause to be maintained the financial position of others or to purchase the obligations of others;
(l)    “Intellectual Property Rights” of any party means all intellectual property rights arising from or associated with the following, whether protected, created or arising under the Laws of the United States or any other jurisdiction: (i) trade names, trademarks and service marks (registered and unregistered), domain names and other Internet addresses or identifiers, trade dress and similar rights, and applications (including intent to use applications) to register any of the foregoing (collectively, “Marks”); (ii) patents and patent applications, and any substitutions, divisions, continuations, continuations-in-part, reissues, renewals, registrations, confirmations, reexaminations, extensions, supplementary protection certificates, inventors certificates, any provisional applications, and any foreign or international equivalent of any of the foregoing, including utility models (collectively, “Patents”); (iii) copyrights (registered and unregistered) and applications for registration (collectively, “Copyrights”); (iv) know-how, inventions, methods, processes, technical data, specifications, research and development information, technology, product roadmaps, customer lists and any other information, in each case to the extent any of the foregoing derives economic value (actual or potential) from not being generally known to other Persons who can obtain economic value from its disclosure or use, excluding any Copyrights or Patents that may cover or protect any of the foregoing (collectively, “Trade Secrets”); and (v) moral rights, publicity rights, data base rights and any other proprietary or intellectual property rights of any kind or nature that do not comprise or are not protected by Marks, Patents, Copyrights or Trade Secrets;
(m)    “Joint Proxy Statement” means a definitive proxy statement, including the related preliminary proxy statement and any amendment or supplement thereto, relating to the Mergers, the Holdco Share Issuance and this Agreement to be mailed to (i) the stockholders of the Company in connection with the Company Stockholders Meeting and (ii) the stockholders of Parent in connection with the Parent Stockholders Meeting;
(n)    “knowledge” of a party means (i) with respect to the Company, the actual knowledge of Andrew Barron, Robert Gale, Eamonn O'Hare and Caroline Withers, and (ii) with respect to Parent, the actual knowledge of Charles Bracken, Bernard Dvorak, Bryan Hall and Andrea Salvato;
(o)    “Parent Common Stock” means the Series A Parent Common Stock, the Series B Parent Common Stock and the Series C Parent Common Stock;
(p)    “Parent Incentive Plans” means the Liberty Global, Inc. 2005 Incentive Plan (as Amended and Restated Effective October 31, 2006), the Liberty Global, Inc. 2005 Nonemployee Director Incentive Plan (As Amended and Restated Effective November 1, 2006), the Liberty Media International, Inc. Transitional Stock Adjustment Plan, the UnitedGlobalCom, Inc. Equity Incentive Plan (Amended and Restated Effective October 17, 2003) and the UnitedGlobalCom, Inc. Stock Option Plan for Non-Employee Directors (Effective March 20, 1998; Amended and Restated January 22, 2004);
(q)     “Parent Material Adverse Effect” means any event, change, circumstance, discovery, announcement, occurrence, effect or state of facts that, individually or in the aggregate, (i) is or would reasonably be expected to be materially adverse to the business, assets, liabilities, financial condition or results of operations of Parent and its Subsidiaries, taken as a whole, or (ii) would or would reasonably be expected to prevent or materially delay the ability of Parent, UK Holdco or any of the Merger Subs to consummate the Mergers, the Holdco Share Issuance or any of the other transactions contemplated by this Agreement; but, for purposes of clause (i) only, except to the extent any event, change, circumstance, discovery, announcement, occurrence, effect or state of facts to the extent results from (A) changes or conditions generally affecting the industries in which Parent and its Subsidiaries operate, or the economy or the financial or securities markets, in the United States and/or any country in which Parent or its

Subsidiaries operate, (B) the outbreak or escalation of war, armed hostilities or acts of terrorism, (C) changes in Law or GAAP or the interpretation or enforcement of either or (D) the execution, performance (including the taking of any action required hereby or the failure to take any action prohibited hereby) or announcement of this Agreement (provided, however, that the exceptions in this clause (D) shall not apply to any representation or warranty to the extent the express purpose of such representation or warranty (or any portion thereof) is to address the consequences resulting from the execution of this Agreement or the performance by Parent or Merger Sub of their respective obligations hereunder) or (E) the failure of Parent to meet any published analyst estimates or expectations of revenue, earnings or other financial performance or results of operations for any period or any failure by Parent to meet its internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations (except that this clause (E) shall not prevent or otherwise affect a determination that any event, change, circumstance, discovery, announcement, occurrence, effect or state of facts underlying such failure (unless otherwise excluded under the other provisions of this definition) has resulted in, or contributed to, a Parent Material Adverse Effect); provided, however, that the impact of any adverse event, change, circumstance, discovery, announcement, occurrence, effect or state of facts described in clause (A), (B) or (C) shall be included for purposes of determining whether a Parent Material Adverse Effect has occurred or would reasonably be expected to occur if such event, change, circumstance, discovery, announcement, occurrence, effect or state of facts has or would reasonably be expected to have a materially disproportionate adverse effect on Parent and its Subsidiaries, taken as a whole, as compared to similarly situated companies in the industries in which Parent and its Subsidiaries operate;
(r)    “Parent Stockholders Meeting” means a meeting of the stockholders of Parent to be called to consider the approval of the Holdco Share Issuance and the approval and adoption of this Agreement, among other proposals;
(s)    “Person” means an individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including any Governmental Entity;
(t)    “SEC” means the U.S. Securities and Exchange Commission;
(u)    “Subsidiary” means, with respect to any Person, any other Person of which stock or other equity interests having ordinary voting power to elect more than 50% of the board of directors or other governing body are owned, directly or indirectly, by such first Person;
(v)    “Tax” (including “Taxes”) means all federal, state, local, foreign and other income, gross receipts, sales, use, ad valorem, transfer, franchise, profits, license, lease, service, service use, withholding, payroll, employment, excise, severance, stamp, occupation, premium, property, windfall profits, registration, value added, capital stock, environmental, alternative minimum, unclaimed property, estimated, social security (or similar), unemployment, customs, duties or other taxes, fees, assessments or charges of any kind whatsoever payable to a Governmental Entity, together with any interest and any penalties, additions to tax or additional amounts with respect thereto; and
(w)    “Tax Return” means any return, declaration, report, statement, notice, certificate, election, information statement or other document filed or required to be filed with respect to Taxes, including any claims for refunds of Taxes and any amendments, supplements, schedules or attachments to any of the foregoing.
(x)    “UK Employees Subplan” means the UK Employees Subplan, Schedule A to the Virgin Media Inc. 2010 Stock Incentive Plan, approved by HM Revenue & Customs Under Schedule 4, Income Tax (Earnings and Pensions) Act 2003.
(y)    “UK Midco” means Lynx Europe 2 Limited, a private limited company incorporated under English law and wholly-owned Subsidiary of UK Holdco.
(z)    “Willful and Material Breach” means (A) with respect to any breach of a representation or warranty contained in this Agreement, a material breach of such representation or warranty that has been made with the knowledge of the breaching party, (ii) with respect to any breaches or failures to perform any of the covenants or other agreements contained in this Agreement, a material breach, or failure to perform, that is a consequence of an act or omission undertaken by the breaching party with the knowledge that the taking of, or failure to take, such act would, or would be reasonably expected to, cause a material breach of this Agreement, and (iii) the failure by any party to consummate the Merger and the other transactions contemplated hereby after all of the conditions set forth in Article VI have been satisfied or waived (by the party entitled to waive any such applicable conditions).
Section 8.4    Interpretation. When a reference is made in this Agreement to a Section or Article, such reference shall be to a Section or Article of this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement or in the Company Disclosure Letter or the Parent Disclosure Letter are for convenience of reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. All words used in this Agreement will be construed to be of such gender or number as the circumstances require. Any capitalized terms used in the Company Disclosure Letter or the Parent Disclosure Letter but not otherwise defined therein shall have the meanings as defined in this Agreement. The Company Disclosure Letter and the Parent Disclosure Letter are hereby incorporated in and made a part of this Agreement as if set forth herein. The word “including” and words of similar import when used in this Agreement will mean “including, without limitation,” unless otherwise specified. The words “hereof”, “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement.
Section 8.5    Entire Agreement. This Agreement, the Company Disclosure Letter, the Parent Disclosure Letter, the Support Agreement and the Confidentiality Agreement constitute the entire agreement (although any provisions of the Confidentiality Agreement conflicting with this Agreement shall be governed by this Agreement), and supersede all prior written agreements, arrangements, communications and understandings and all prior and contemporaneous oral agreements, arrangements, communications and understandings among the parties with respect to the subject matter hereof and thereof.
Section 8.6    No Third Party Beneficiaries. Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person other than the parties and their respective successors and permitted assigns any legal or equitable right, benefit or remedy of any nature under or by reason of this Agreement, except as provided in Section 5.11. Notwithstanding the immediately preceding sentence: following the First Lynx Effective Time the provisions of Article II hereof shall be enforceable by any one or more of the stockholders of the Company to the extent necessary to receive the Company Merger Consideration to which each such stockholder of the Company is entitled pursuant to Article II and (iii) nothing in this Agreement shall modify, alter or otherwise derogate from any right or remedy available to any stockholder of the Company under the Exchange Act in connection with the transactions contemplated hereby.
Section 8.7    Governing Law. This Agreement and all disputes or controversies arising out of or relating to this Agreement or the transactions contemplated hereby shall be governed by, and construed in accordance with, the internal Laws of the State of Delaware, without regard to the Laws of any other jurisdiction that might be applied because of the conflicts of Laws principles of the State of Delaware.
Section 8.8    Submission to Jurisdiction. Each of the parties irrevocably agrees that any legal action or proceeding arising out of or relating to this Agreement brought by any party or its Affiliates against any other party or its Affiliates shall be brought and determined in the Court of Chancery of the State of Delaware; provided, however, that if jurisdiction is not then available in the Court of Chancery of the State of Delaware, then any such legal action or proceeding may be brought in any federal court located in the State of Delaware. Each of the parties hereby irrevocably submits to the jurisdiction of the aforesaid courts for itself and with respect to its property, generally and unconditionally, with regard to any such action or proceeding arising out of or relating to this Agreement and the transactions contemplated hereby. Each of the parties agrees not to commence any action, suit or proceeding relating thereto except in the courts described above in the State of Delaware, other than actions in any court of competent jurisdiction to enforce any judgment, decree or award rendered by any such court in Delaware as described herein. Each of the parties further agrees that notice as provided herein shall constitute sufficient service of process and the parties further waive any argument that such service is insufficient. Each of the parties hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any action or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby, (a) any claim that it is not personally subject to the jurisdiction of such courts in the State of Delaware as described herein for any reason, (b) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) that (i) the suit, action or proceeding in any such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.
Section 8.9    Assignment; Successors. Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned or delegated, in whole or in part, by operation of Law or otherwise, by any party without the prior written consent of the other parties, and any such assignment without such prior written consent shall be null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

Section 8.10    Specific Performance; Remedies. The parties acknowledge and agree that each of the parties would be irreparably damaged if any of the provisions of this Agreement are not performed in accordance with their specific terms or are otherwise breached and that any non-performance, breach or threatened breach of this Agreement by any party could not be adequately compensated by monetary damages alone and that the parties would not have any adequate remedy at Law. Accordingly, each party shall be entitled (in addition to any other remedy that may be available to it whether in Law or equity, including monetary damages) to seek and obtain (a) enforcement of any provision of this Agreement by a decree or order of specific performance and (b) a temporary, preliminary and/or permanent injunction to prevent breaches or threatened breaches of any provisions of this Agreement without posting any bond or undertaking. The parties hereto further agree that they shall not object to the granting of injunctive or other equitable relief on the basis that there exists adequate remedy at Law. Each of the parties hereby expressly further waives (i) any defense in any action for specific performance that a remedy at Law would be adequate or that an award of specific performance is not an appropriate remedy for any reason at law or in equity and (b) any requirement under any Law to post security as a prerequisite to obtaining equity relief. Each party agrees that its initial choice of remedy will be to seek specific performance of this Agreement in accordance with its terms. If a court of competent jurisdiction denies such relief, the parties may seek alternative remedies, including damages in the same or another proceeding.
Section 8.11    Currency. All references to “dollars” or “$” in this Agreement refer to United States dollars, which is the currency used for all purposes in this Agreement unless otherwise specified. All references to “pounds sterling” or “£” in this Agreement refer to the British pound. The application of any provision of this Agreement denominated in dollars as it may relate to a Contract obligation, liability or other amount denominated in another currency, shall be interpreted based on prevailing exchange rates in effect on the date hereof unless an alternate currency is also specified in the relevant provision.
Section 8.12    Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible and the relevant provision may be given effect to the fullest extent consistent with applicable Law.
Section 8.13    Waiver of Jury Trial. EACH OF THE PARTIES TO THIS AGREEMENT HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY MAKES THIS WAIVER VOLUNTARILY AND SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS CONTAINED IN THIS SECTION 8.13.

Section 8.14    Counterparts. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same instrument and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party.
Section 8.15    Facsimile or PDF Signature. This Agreement may be executed by facsimile signature or by emailed portable document format (.pdf) file signature and a facsimile or .pdf signature shall constitute an original for all purposes.
Section 8.16    Obligations of Parent and the Company. Whenever this Agreement requires UK Holdco, any of the Merger Subs or any other Subsidiary of Parent to take any action, such requirement shall be deemed to include an undertaking on the part of Parent to cause UK Holdco, the applicable Merger Sub or such other Subsidiary to take such action (including an undertaking on the part of Parent to provide to UK Holdco, Merger Sub or such Subsidiary all funds necessary to take such action). Parent will take all actions necessary to ensure that, prior to the First Viper Effective Time and the First Lynx Effective Time, neither UK Holdco nor any of the Merger Subs shall conduct any business or make any investments or incur or guarantee any Indebtedness other than as specifically contemplated by this Agreement. Whenever this Agreement requires a Subsidiary of the Company to take any action, such requirement shall be deemed to include an undertaking on the part of the Company to cause such Subsidiary to take such action and, after the First Viper Effective Time, on the part of the Viper Surviving Corporation to cause such Subsidiary to take such action.
Section 8.17    No Presumption Against Drafting Party. Each of Parent, UK Holdco, each of the Merger Subs and the Company acknowledges that each party to this Agreement has been represented by counsel in connection with this Agreement and the transactions contemplated by this Agreement. Accordingly, any rule of law or any legal decision that would require interpretation of any claimed ambiguities in this Agreement against the drafting party has no application and is expressly waived.
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IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.
LIBERTY GLOBAL, INC.

By:	Authorized Signatory
Name:
Title:

[SIGNATURE PAGE TO MERGER AGREEMENT]

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.
LYNX EUROPE LIMITED

By:	Authorized Signatory
Name:
Title:

[SIGNATURE PAGE TO MERGER AGREEMENT]

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.
LYNX US MERGERCO 1 LLC

By:	Authorized Signatory
Name:
Title:

[SIGNATURE PAGE TO MERGER AGREEMENT]

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.
LYNX US MERGERCO 2 LLC

By:	Authorized Signatory
Name:
Title:

[SIGNATURE PAGE TO MERGER AGREEMENT]

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.
VIPER US MERGERCO 1 LLC

By:	Authorized Signatory
Name:
Title:

[SIGNATURE PAGE TO MERGER AGREEMENT]

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.
VIPER US MERGERCO 2 LLC

By:	Authorized Signatory
Name:
Title:

[SIGNATURE PAGE TO MERGER AGREEMENT]

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.
VIRGIN MEDIA INC.

By:	Authorized Signatory
Name:
Title:

[SIGNATURE PAGE TO MERGER AGREEMENT]